AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 16, 1998
                                                REGISTRATION NO. 333-47583

==============================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                            ______________________

                                AMENDMENT NO. 1
                                      TO

                                   FORM S-4
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                            ______________________


                          INTERNATIONAL PAPER COMPANY
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

   DELAWARE                          2621                     13-0872805
(STATE OR OTHER          (PRIMARY STANDARD INDUSTRIAL      (I.R.S. EMPLOYER
JURISDICTION OF           CLASSIFICATION CODE NUMBER)      IDENTIFICATION NO.)
INCORPORATION OR
ORGANIZATION)               TWO MANHATTANVILLE ROAD
                              PURCHASE, NY 10577
                                 (914) 397-1500
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                    REGISTRANT'S PRINCIPAL EXECUTIVE OFFICE)
                            ______________________
                             JAMES W. GUEDRY, ESQ.
                          INTERNATIONAL PAPER COMPANY
                            TWO MANHATTANVILLE ROAD
                              PURCHASE, NY 10577
                                 (914) 397-1500
    (NAME, ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER, INCLUDING AREA
                          CODE, OF AGENT FOR SERVICE)
                            ______________________
                                WITH COPIES TO:


     ERIC J. FRIEDMAN, ESQ.                       NICHOLAS C. HOLLENKAMP, ESQ.
SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP         TURNER, GRANZOW & HOLLENKAMP
       919 THIRD AVENUE                              50 EAST THIRD STREET
      NEW YORK, NY 10022                              DAYTON, OH 45402
        (212) 735-3000                                (937) 228-4184


     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of the Registration Statement and the effective time of the merger (the "Merger") of Wolverine Acquisition
Corp. ("Sub"), an Ohio corporation and wholly owned subsidiary of International Paper Company, a New York corporation ("International Paper" or the "Registrant"), with and into The Weston Paper and Manufacturing Co., an Ohio corporation ("Weston"), as described in the Agreement and Plan of Merger among International Paper, Sub and Weston, dated as of January 29,
1998 (the "Merger Agreement"), attached as Appendix A to the Proxy Statement/Prospectus forming a part of this Registration Statement.

     If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ( )

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended (the "Securities Act"), check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ( )____________

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities
Act registration statement number of the earlier effective registration statement for the same offering. ( )___________



     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
==============================================================================


                               [WESTON LETTERHEAD]


                                             March 16, 1998


     Dear Weston Shareholder:

          The Board of Directors of The Weston Paper and Manufacturing Co. has approved a merger in which Weston will become a wholly owned subsidiary of International Paper Company. In the merger, each share of your Weston common stock will be exchanged for shares of International Paper common stock with an aggregate value of $447.6051.

          This merger will turn your Weston shares into shares of a significantly larger worldwide producer of printing papers, packaging and forest products. There are many opportunities for synergy and growth between the two companies and that translates into an improved competitive position and new opportunities for all of us.

          The merger cannot be completed without the approval of Weston's shareholders. We have scheduled a special meeting for our shareholders to vote on the merger. YOUR VOTE IS IMPORTANT!

          The date, time and place of the special meeting are:


          APRIL 17, 1998, 11:30 A.M., EASTERN TIME
          COUNTRY CLUB OF TERRE HAUTE
          57 ALLENDALE PLACE
          TERRE HAUTE, INDIANA 47802


          Whether or not you plan to attend the special meeting, please vote by completing the enclosed proxy card and mailing it to us. If you fail to return your card, you will in effect vote against the merger.

          This Proxy Statement/Prospectus provides detailed information about the proposed merger. You should read it carefully.

          I strongly support this strategic combination between Weston and International Paper and join with the Board in enthusiastically recommending that you vote in favor of the merger.


                                       Very truly yours,

                                       /s/ Edward T. Turner, Jr.

                                       Edward T. Turner, Jr.
                                       Chairman and Chief Executive Officer


                    ______________________________________
                    Neither the Securities and Exchange
                    Commission nor any state securities
                    regulator has approved or disapproved
                    the securities to be issued under
                    this Proxy Statement/Prospectus or
                    determined if this Proxy
                    Statement/Prospectus is accurate or
                    adequate. Any representation to the
                    contrary is a criminal offense.


                    This Proxy Statement/Prospectus dated
                    March 16, 1998 was first mailed to
                    shareholders on or about March 17,
                    1998.



                             TABLE OF CONTENTS

     SUMMARY . . . . . . . . . . . . . . . . . . . . . . . . . . .   1
        The Companies  . . . . . . . . . . . . . . . . . . . . . .   1
        Questions and Answers about the Merger . . . . . . . . . .   1
        Other Information about the Merger . . . . . . . . . . . .   4
        International Paper Selected Consolidated Financial Data .   5
        Weston Selected Consolidated Financial Data  . . . . . . .   6
        Comparative Per Share Data . . . . . . . . . . . . . . . .   7
        Comparative Market Price Information . . . . . . . . . . .   8


     THE PROPOSED MERGER . . . . . . . . . . . . . . . . . . . . . . 9
        Background of the Merger . . . . . . . . . . . . . . . . . . 9
        Weston's Rationale for the Merger; Recommendation of the
          Weston Board of Directors. . . . . . . . . . . . . . . .  11
        Opinion of Weston's Financial Advisor  . . . . . . . . . .  12
        International Paper's Rationale for the Merger . . . . . .  14
        Federal Income Tax Consequences of the Merger  . . . . . .  15
        Accounting Treatment . . . . . . . . . . . . . . . . . . .  16
        Regulatory and Third-Party Approvals . . . . . . . . . . .  16
        Dissenters' Appraisal Rights . . . . . . . . . . . . . . .  17
        Stockholder Agreement  . . . . . . . . . . . . . . . . . .  18
        Interests of Certain Persons in the Merger . . . . . . . .  19
        Cautionary Statement Concerning Forward-Looking
          Statements . . . . . . . . . . . . . . . . . . . . . . .  20
        Restrictions on Resales by Affiliates  . . . . . . . . . .  20


     INFORMATION CONCERNING THE WESTON SPECIAL MEETING . . . . . .  21
        Purpose  . . . . . . . . . . . . . . . . . . . . . . . . .  21
        Record Date; Quorum; Vote Required . . . . . . . . . . . .  21
        Proxies  . . . . . . . . . . . . . . . . . . . . . . . . .  22

     THE MERGER AGREEMENT  . . . . . . . . . . . . . . . . . . . .  23
        General  . . . . . . . . . . . . . . . . . . . . . . . . .  23
        Closing; Effective Time  . . . . . . . . . . . . . . . . .  23
        Surviving Corporation Articles of Incorporation  . . . . .  23
        Surviving Corporation Code of Regulations  . . . . . . . .  23
        Consideration to be Received in the Merger . . . . . . . .  23
        Exchange of Certificates and Depositary Receipts;
          Fractional Shares  . . . . . . . . . . . . . . . . . . .  24
        Representations and Warranties . . . . . . . . . . . . . .  24
        Conduct of Business  . . . . . . . . . . . . . . . . . . .  25
        No Solicitation  . . . . . . . . . . . . . . . . . . . . .  26
        Conditions to the Consummation of the Merger . . . . . . .  27
        Termination  . . . . . . . . . . . . . . . . . . . . . . .  29
        Termination Fees . . . . . . . . . . . . . . . . . . . . .  30
        Expenses . . . . . . . . . . . . . . . . . . . . . . . . .  30
        Amendment and Waiver . . . . . . . . . . . . . . . . . . .  30


     COMPARISON OF RIGHTS OF SHAREHOLDERS OF INTERNATIONAL PAPER
       AND WESTON  . . . . . . . . . . . . . . . . . . . . . . . .  32
        Authorized Capital . . . . . . . . . . . . . . . . . . . .  32
        Board of Directors . . . . . . . . . . . . . . . . . . . .  32
        Committees of the Board of Directors . . . . . . . . . . .  32
        Newly Created Directorships and Vacancies  . . . . . . . .  33
        Removal of Directors . . . . . . . . . . . . . . . . . . .  33
        Special Meetings of Shareholders . . . . . . . . . . . . .  33
        Quorum at Shareholders Meetings  . . . . . . . . . . . . .  33
        Amendment of Governing Documents . . . . . . . . . . . . .  33
        Fair Price and Other Provisions  . . . . . . . . . . . . .  34

     EXPERTS . . . . . . . . . . . . . . . . . . . . . . . . . . .  35

     LEGAL MATTERS . . . . . . . . . . . . . . . . . . . . . . . .  35

     WHERE YOU CAN FIND MORE INFORMATION . . . . . . . . . . . . .  35


     WESTON'S CONSOLIDATED FINANCIAL STATEMENTS
           INCLUDING MANAGEMENT'S DISCUSSION AND ANALYSIS
           OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS  . . . F-1

     ANNEX A:  Agreement and Plan of Merger
     ANNEX B:  Stockholder Agreement
     ANNEX C:  Opinion of SBC Warburg Dillon Read Inc.
     ANNEX D:  Dissenters' Appraisal Rights Statute


                                  SUMMARY

     This summary may not contain all the information that is important to you. For a more complete understanding of the merger, you should read this entire document carefully, as well as the additional documents we refer to.

     THE COMPANIES

     INTERNATIONAL PAPER COMPANY

     International Paper, in its 100th year of operation, is a global paper and forest products company that produces printing and writing papers, pulp, paperboard and packaging and wood products. It also manufactures specialty items, including tissue products, specialty chemicals, specialty panels and laminated products. International Paper's domestic industrial packaging business includes five containerboard mills and 23 box plants, and International Paper owns or has joint venture interests in two additional mills and 20 container plants internationally. International Paper has operations in 31 countries, employs more than 80,000 people and exports its products to more than 130 nations.

     International Paper's headquarters is at Two Manhattanville Road, Purchase, New York 10577, and its telephone number is (914) 397-1500.

     THE WESTON PAPER AND MANUFACTURING CO.

     Weston, in its 49th year of operation, operates 11 corrugated container plants with the capacity to produce over 6 billion square feet of corrugated packaging and one paper mill that produces more than 200,000 tons of corrugating medium per year. It also owns 6,700 acres of forestland in the Terre Haute, Indiana vicinity. Weston has approximately 1,650 employees and nearly 8,000 customers.

     Weston's headquarters is at 2001 North Nineteenth Street, Terre Haute, Indiana 47804, and its telephone number is (812) 232-0521.

     QUESTIONS AND ANSWERS ABOUT THE MERGER

     WHY SHOULD WESTON MERGE WITH INTERNATIONAL PAPER?

     Weston believes the merger will create value for its shareholders. This value is made possible by the opportunities for International Paper and Weston to take advantage of the complementary strategic fit of their respective businesses. Because the companies have very little overlap in markets and industries, the merger allows both Weston and International Paper to build off each other to grow market share in each area of strength. Weston's facilities will initially operate as a subsidiary of International Paper, but will eventually be integrated with International Paper's domestic industrial packaging businesses.

     WHAT DOES WESTON'S BOARD OF DIRECTORS RECOMMEND?

     Weston's Board of Directors has approved the merger and recommends that Weston shareholders vote FOR the proposal to approve the merger agreement.

     WHAT WILL I RECEIVE FOR MY WESTON COMMON STOCK?

     Each share of your Weston common stock will be exchanged for a number of shares of International Paper common stock with an aggregate value of $447.6051. The exact number of shares of International Paper common stock you receive will depend on the closing sale prices of such stock on the New York Stock Exchange
     (NYSE) over a twenty trading day period ending on the fifth such day prior to the date of the meeting at which you will vote on the proposal to approve the merger agreement. You will receive a cash payment for the value of any fraction of an International Paper common share.

     HOW WILL I BE TAXED ON THE MERGER?

     We expect that for US federal income tax purposes

     o you will not have taxable gain or loss on the exchange of your Weston common stock for International Paper common stock (except with respect to any cash you receive instead of a fractional share of International Paper common stock or as a result of you properly exercising dissenters' rights under Ohio law), and

     o the holding period for the International Paper common stock that you receive in the merger generally will include the holding period of your Weston common stock.

     WHEN WILL THE MERGER BE COMPLETED?

     We are working to complete the merger in the second quarter of this year.

     WHAT CIRCUMSTANCES MIGHT PREVENT THE MERGER?

     Either Weston or International Paper can withdraw from the merger if, despite its best efforts,

     o    the merger is not approved by Weston's shareholders,
     o the merger is not cleared by regulatory authorities under US antitrust laws,
     o    we cannot obtain other material regulatory approvals, or
     o government or court action prevents or has a material adverse effect on the merger.

     Weston and International Paper can also withdraw from the merger by mutual consent, and either can withdraw from the merger if

     o    the other materially breaches the merger agreement, or
     o the merger is not completed by June 30, 1998 (other than because the terminating party breached the merger agreement). Either party can extend this date up to July 30, 1998 if the merger has not been completed because a regulatory approval has not been obtained but the party expects the approval within the extended period.

     Weston's Board of Directors may also withdraw from the merger under the circumstances described under "What happens if Weston receives a better offer?" below.

     Withdrawal can be before or after Weston shareholder approval.

     WHAT HAPPENS IF WESTON RECEIVES A BETTER OFFER?

     Weston's Board of Directors can withdraw from the merger if it determines, consistent with its fiduciary duties to Weston's shareholders, that Weston should enter into an acquisition agreement its Board of Directors deems superior to the merger. However, Weston must pay International Paper a termination fee of $6.96 million if it withdraws from the merger on such grounds.

     HOW WILL THE MERGER BE TREATED FOR ACCOUNTING PURPOSES?

     We expect that the merger will be accounted for under the "purchase" method of accounting. Accordingly, the consideration to be paid to Weston shareholders in the merger will be allocated to assets acquired and liabilities assumed by International Paper based on their estimated fair values at the closing date of the merger. The excess of such purchase price over the amounts so allocated will be treated as goodwill.

     WHEN AND WHERE IS THE WESTON SHAREHOLDER MEETING?


     The special meeting of Weston shareholders to vote on the merger will be held at 11:30 a.m., Eastern Time, on Friday, April 17, 1998, at Country Club of Terre Haute, 57 Allendale Place, Terre Haute, Indiana 47802.


     WHO CAN VOTE ON THE MERGER? WHAT VOTE IS REQUIRED TO APPROVE THE
     MERGER?


     Holders of Weston common stock at the close of business on March 11, 1998 can vote at the special meeting.


     The merger must be approved by holders of at least two-thirds of the outstanding shares of Weston common stock.

     International Paper and certain Weston shareholders beneficially owning approximately 28% of the outstanding shares of Weston common stock have agreed that such shareholders will take all actions necessary to vote their shares in favor of the merger.

     WHAT SHOULD I DO NOW TO VOTE ON THE MERGER?

     Just mail your signed proxy card in the enclosed return envelope as soon as possible, so that your shares can be voted at the Weston shareholder meeting.

     CAN I CHANGE MY VOTE AFTER I MAIL MY PROXY CARD?

     Yes, you can change your vote at any time before your proxy is voted at the shareholder meeting. You can do this in three ways:
     First, you can send Weston a written statement that you would like to revoke your proxy. Second, you can send Weston a new proxy card. You should send your revocation or new proxy card to Weston's Secretary at the address set forth at the beginning of this "SUMMARY." Third, you can attend the shareholder meeting and vote in person. However, your attendance alone will not revoke your proxy.

     DO WESTON'S OFFICERS OR DIRECTORS HAVE ANY OTHER INTERESTS IN THE
     MERGER?

     Weston's officers and directors may have interests in the merger that differ from the interests of Weston shareholders generally. For example, if following completion of the merger, the employment of certain officers is terminated in certain circumstances, such officer will be entitled to a severance payment equal to approximately two times the sum of his salary and annual bonus, as well as medical and life insurance coverage for two years following such qualified termination. Also, certain existing indemnification arrangements for Weston's directors and officers will be continued after the merger.

     DO ANY WESTON SHAREHOLDERS HAVE DISSENTERS' APPRAISAL RIGHTS?

     If the merger is consummated, holders of Weston common stock who do not vote in favor of the proposal to approve and authorize the merger will have dissenters rights under Ohio law, provided that such shareholders properly comply with certain statutory procedures. Failure to take any step in connection with the exercise of such dissenters' rights may result in a loss of those rights.

     SHOULD I SEND IN MY STOCK CERTIFICATES NOW?

     No. After the merger is completed you will receive written instructions for exchanging your Weston certificates for International Paper certificates.

     OTHER INFORMATION ABOUT THE MERGER

     VALUE OF INTERNATIONAL PAPER STOCK TO BE EXCHANGED

     The aggregate value of the shares of International Paper common stock to be issued in the merger in exchange for all the outstanding shares of Weston common stock will be $232 million.

     REGULATORY APPROVALS AND THIRD-PARTY APPROVALS


     The Hart-Scott-Rodino Antitrust Improvements Act of 1976 prohibits International Paper and Weston from completing the merger until we have furnished certain information to the Antitrust Division of the United States Department of Justice and the United States Federal Trade Commission (FTC) and a required waiting period has expired or been terminated. On March 9, 1998, International Paper and Weston completed the required filings to the Antitrust Division and the FTC. We expect the waiting period to expire on April 8, 1998, unless additional information is requested.


     International Paper and Weston do not believe that the merger is subject to any other material federal or state regulatory requirements or approvals or third-party approvals. However, failure to obtain a non-governmental consent or a non-material governmental consent will not prevent completion of the merger.

     AMENDING OR WAIVING TERMS OF THE MERGER AGREEMENT

     International Paper and Weston may by mutual consent amend the merger agreement before the completion of the merger. Also, either International Paper or Weston can waive (i.e., ignore) circumstances that, under the merger agreement, would permit it to withdraw from the merger. However, once Weston's shareholders approve the merger, applicable law may require that subsequent amendments or waivers be approved by Weston's shareholders.

     Neither company expects to waive any material condition to the merger, and Weston will require, before completing the merger, shareholder approval of any waiver that would have a material adverse impact on its shareholders.


           INTERNATIONAL PAPER SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected financial data for each of the five years in the period ended December 31, 1996 have been derived from International Paper's consolidated financial statements, which have been audited by Arthur Andersen LLP, independent public accountants. The data as of September 30, 1997 and 1996, and for each of the nine months then ended have been derived from International Paper's unaudited consolidated financial statements which include, in management's opinion, all adjustments, consisting of normal recurring adjustments, necessary to present fairly the results of operations and financial position of International Paper for the periods and dates presented. This data should be read in conjunction with the respective audited and unaudited consolidated financial statements of International Paper, including the notes thereto, incorporated herein by reference. See "WHERE YOU CAN FIND ADDITIONAL INFORMATION."

                                                       Nine Months Ended
                                                         September  30,               Year Ended December 31,
                                                       -----------------   --------------------------------------------
                                                       1997      1996      1996      1995      1994      1993      1992
                                                       ----      ----      ----      ----      ----      ----      ----
                                                                    (In millions, except per share amounts)
                                                       (Unaudited)
RESULTS OF OPERATIONS:

Net sales  . . . . . . . . . . . . . . . . . . . . . . $15,015   $14,999   $20,143   $19,797   $14,966   $13,685   $13,598

Costs and expenses, excluding interest . . . . . . . .  14,881    14,413    19,403    17,276    13,902    12,837    13,125

Earnings (loss) before income taxes, minority
  interest, extraordinary item and cumulative
  effect of accounting changes . . . . . . . . . . . .    (241)      780       802     2,028     715(b)      538     226(c)

Earnings (loss) before extraordinary item and
  cumulative effect of accounting changes. . . . . . .    (283)      308       303     1,153     432(b)      289     142(c)

Earnings (loss) per common share before extraordinary
  item and cumulative effect of accounting changes(a).  $(0.94)    $1.06     $1.04     $4.50   $1.73(b)    $1.17   $0.58(c)

Cash dividends per common share(a) . . . . . . . . . .   $0.75     $0.75     $1.00     $0.92     $0.84     $0.84     $0.84

BALANCE SHEET DATA:

Working capital  . . . . . . . . . . . . . . . . . . .    $279     $(333)     $104    $1,010      $796      $472    $ (165)

Plants, properties and equipment, net. . . . . . . . .  12,387    13,078    13,217    10,997     9,139     8,872     8,884

Forestlands  . . . . . . . . . . . . . . . . . . . . .   3,152     3,330     3,342     2,803       802       786       759

Total assets . . . . . . . . . . . . . . . . . . . . .  27,394    28,564    28,252    23,977    17,836    16,631    16,516

Long-term debt . . . . . . . . . . . . . . . . . . . .   6,656     6,183     6,691     5,946     4,464     3,601     3,096

Common shareholders' equity  . . . . . . . . . . . . .  $8,749    $9,414    $9,344    $7,797    $6,514    $6,225    $6,189

--------------------

(a) Earnings and cash dividends per common share reflect the impact of a two-for-one stock split in September 1995.

(b) 1994 amounts exclude the cumulative effect of changing the method of accounting for start-up costs.

(c) 1992 amounts exclude the cumulative effect of changing the method of accounting for income taxes and an extraordinary loss for the early extinguishment of debt.

Proforma combined earnings per share of International Paper common stock for the year ended December 31, 1996 and for the nine months ended September 30, 1997, when adjusted to give effect to the merger and the issuance of an estimated number of shares of International Paper common stock in connection therewith, are not expected to differ materially from historical earnings per share of International Paper common stock for those periods.


Year-End 1997 Financial Results. On January 13, 1998, International Paper announced its preliminary and unaudited financial results for the year ended December 31, 1997. International Paper reported net earnings before special items recorded in the second and fourth quarters of $310 million, or $1.03 per share, compared with earnings before special items of $434 million, or $1.49 per share, in 1996. Sales in 1997 of $20.1 billion were even with 1996 sales. For 1997, International Paper recorded a loss of $151 million, or $.50 per share, after special items.



                  WESTON SELECTED CONSOLIDATED FINANCIAL DATA

The following selected financial data for each of the three years in the period ended December 31, 1997 have been derived from Weston's consolidated financial statements, which have been audited by Coopers & Lybrand L.L.P., independent public accountants. This data should be read in conjunction with the respective audited consolidated financial statements of Weston, including the notes thereto. Such financial statements covering the years ending 1997, 1996 and 1995 are included in this Proxy Statement/Prospectus under "WESTON'S CONSOLIDATED FINANCIAL STATEMENTS INCLUDING MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS." The following selected financial data for the years ended December 31, 1994 and 1993 have been derived from Weston's audited consolidated financial statements, copies of which may be obtained upon request from Weston at the address set forth in "WHERE YOU CAN FIND MORE INFORMATION."


                                                                      Year Ended December 31,
                                                                      -----------------------

                                                            1997      1996      1995      1994      1993
                                                            ----      ----      ----      ----      ----
                                                              (In millions, except per share amounts)
RESULTS OF OPERATIONS:

Net sales . . . . . . . . . . . . . . . . . . . . . . . . . $  218    $  228    $  258    $  217    $  199

Costs and expenses, excluding interest  . . . . . . . . . .    221       211       224       209       192

Other income, net . . . . . . . . . . . . . . . . . . . . .      3         3         2         2         1

Earnings before income taxes and cumulative effect
  of accounting changes . . . . . . . . . . . . . . . . . .      -        20        36        10         8


Cumulative effect of accounting changes . . . . . . . . . .      -         -         -         -        (2)

Net income  . . . . . . . . . . . . . . . . . . . . . . . .      -        12        22         6         2

Earnings per common share . . . .  . . . . . . . . . . . .    $ .08   $23.68    $43.44    $11.26     $4.79


Cash dividends declared per
common share . . . . . . . . . . . . . . . . . . . . . . .    $6.00   $ 5.60    $ 6.00    $ 5.50     $5.50


BALANCE SHEET DATA:

Working capital . . . . . . . . .  . . . . . . . . . . . .    $  32   $ 43      $ 48      $27       $21

Plants, properties and equipment, net . . . . . . . . . . . .    92     91        81       80        81

Total assets  . . . . . . . . . . . . . . . . . . . . . . . .   161    163       155      134       127

Long-term debt  . . . . . . . . .  . . . . . . . . . . . . .      -     -         -         1         2

Common shareholders' equity . . .  . . . . . . . . . . . . .  $ 121  $124      $ 115    $  95     $  91

COMPARATIVE PER SHARE DATA


Set forth below are earnings before the cumulative effect of accounting changes, cash dividends and book value per common share data of International Paper and Weston on a historical and historical equivalent basis. The International Paper equivalent per share data for Weston shareholders represents International Paper information multiplied by a fraction, the numerator of which is $447.6051 (the aggregate value of the shares of International Paper to be exchanged for each share of Weston common stock) and the denominator of which is $51.625 (the closing price of International Paper stock on the NYSE on March 12, 1998, assumed here as the price of the International Paper common stock to be used in determining the number of shares of such stock to be issued in the merger). The actual number of shares of International Paper common stock to be issued will depend on the closing sale prices of such stock on the NYSE over a twenty trading day period ending on the fifth such day prior to the date of the meeting at which you will vote on the proposal to approve the merger agreement (which price may be different from $51.625 per share). The information set forth below should be read in conjunction with the respective audited and unaudited consolidated financial statements of International Paper and Weston, including the notes thereto, incorporated herein by reference appearing elsewhere in this Proxy Statement/Prospectus. See "WHERE YOU CAN FIND MORE INFORMATION."




                                    Year ended on    Year ended on or
                                    or at            at
                                    December 31,     December 31,
      WESTON                        1997             1996

      Earnings (loss) per common
      share . . . . . . . . . .      $0.08           $23.68
      Cash dividends per common
      share . . . . . . . . . . .     6.00             5.60
      Book value per common
      share . . . . . . . . . .     234.59          $251.90

      INTERNATIONAL PAPER
      Earnings (loss) per common
        share before
        cumulative effect of
        accounting changes  . . .   ($0.50)(a,c,d)  $1.04(b)
      Cash dividends per common
      share . . . . . . . . . .       1.00           1.00
      Book value per common          28.82(d)       31.13

     INTERNATIONAL PAPER - EQUIVALENT PER SHARE DATA FOR WESTON
     SHAREHOLDERS

     Earnings (loss) per common
     share before
      cumulative effect of
     accounting changes  . . . . . $(4.34)             $9.02
     Cash dividends per common
     share . . . . . . . . . . . .   8.67               8.67
     Book value per common share . 249.88             269.91


--------------------

(a) Includes a pretax business improvement charge of $535 million ($385 million after taxes or $1.28 per share) and a $150 million pretax provision for legal reserve ($93 million after taxes or $.31 per share).
(b) Includes a pretax restructuring and asset impairment charge of $515 million ($362 million afer taxes or $1.35 per share), a $592 million pretax gain on the sale of a west coast partnership interest ($336 million after taxes and minority interest expense or $1.25 per share) and a $165 million pretax charge ($105 million after taxes or $.35 per share) for the write-down of the investment in Scitex.

(c) Includes a pre-tax charge of $125 million ($80 million after taxes or $0.26 per share) for anticipated losses associated with the sale of the imaging businesses and a pre-tax gain of $170 million ($97 million after taxes and minority interest expense or $0.32 per share) from the redemption of certain retained partnership interests in Western timberlands and the release of a related debt guaranty.
(d)  Preliminary and unaudited.



                COMPARATIVE MARKET PRICE INFORMATION

International Paper. International Paper common stock is listed on the NYSE under the symbol "IP". The shares of International Paper common stock to be issued in the merger will be listed on the NYSE. The following table shows the high and low share prices of International Paper common stock on the NYSE and the cash dividends paid or declared per share for the periods presented, based on published financial sources.

                                       PRICE PER SHARE
                                       OF INTERNATIONAL
                                            PAPER
                                         COMMON STOCK
                                        High     Low      Dividend
     Fiscal 1996 (ended December 31,
     1996)

      First Quarter  . . . . . . . . .  $ 41 1/2  $35 5/8 $.25
      Second Quarter   . . . . . . . .    43 3/8   36 7/8  .25
      Third Quarter  . . . . . . . . .    44 5/8   36 3/4  .25
      Fourth Quarter   . . . . . . . .    44       38 3/4  .25

     Fiscal 1997 (ended December 31,
     1997)
      First Quarter  . . . . . . . . .    43 5/8   38 3/4  .25
      Second Quarter   . . . . . . . .    51 7/8   38 5/8  .25
      Third Quarter  . . . . . . . . .    61       48 1/4  .25
      Fourth Quarter   . . . . . . . .    58 1/2   39 7/8  .25

     Fiscal 1998 (ending December 31,
     1998)

      First Quarter (through March
     12, 1998) . . . . . . . . . . . .   52 7/16   40 7/8  .25




          On January 30, 1998, the last trading day immediately preceding the public announcement of the proposed merger, and on March 12, 1998, the most recent practicable date prior to the mailing of this Proxy Statement/Prospectus, the closing sale prices of International Paper common stock as reported on the NYSE Composite Transactions tape were $45 11/16 and $51 5/8, respectively.

          Weston.   As of the date of this Proxy Statement/Prospectus,
there were 518,314 shares of Weston common stock outstanding, which shares were owned by 32 holders of record. Since there has been no public market for Weston common stock, there is no information as to the market value of such Weston common stock.
Set forth below are the cash dividends paid or declared on the Weston common stock for the periods presented.


                                                          Dividend

     Fiscal 1996 (ended December 31,
     1996)
      First Quarter  . . . . . . . . .                      $1.00
      Second Quarter   . . . . . . . .                       1.00
      Third Quarter  . . . . . . . . .                       1.00
      Fourth Quarter   . . . . . . . .                       2.60
     Fiscal 1997 (ended December 31, 1997)
      First Quarter  . . . . . . . . .                       1.10
      Second Quarter   . . . . . . . .                       1.10
      Third Quarter  . . . . . . . . .                       1.10
      Fourth Quarter   . . . . . . . .                       2.70
     Fiscal 1998 (ending December 31, 1998)
      First Quarter    . . . . . . . .                       1.10


                              THE PROPOSED MERGER


          The Weston Paper and Manufacturing Co. ("Weston") is furnishing this Proxy Statement/Prospectus to holders of shares of common stock, par value $.50 per share, of Weston ("Weston Common Stock") in connection with the solicitation of proxies by the Board of Directors of Weston (the "Weston Board") for use at Weston's special meeting of shareholders to be held on April 17, 1998, at 11:30 a.m., Eastern Time, at Country Club of Terre Haute, 57 Allendale Place, Terre Haute, Indiana 47802, Terre Haute, Indiana, and at any adjournments thereof (the "Weston Special Meeting"). At the Weston Special Meeting, the shareholders of Weston will be asked to vote upon a proposal to approve and adopt an Agreement and Plan of Merger, dated as of January 29, 1998, among International Paper Company ("International Paper"), Wolverine Acquisition Corp., a wholly owned subsidiary of International Paper ("Sub"), and Weston (the "Merger Agreement"), and the transactions contemplated thereby.


          This Proxy Statement/Prospectus also constitutes a prospectus of International Paper, which is a part of the Registration Statement on Form S-4 (the "Registration Statement") filed by International Paper with the Securities and Exchange Commission ("SEC") under the Securities Act of 1933, as amended (the "Securities Act"), in order to register the shares of International Paper's common stock, par value $1.00 per share ("IP Common Stock") to be issued to Weston shareholders in the Merger (as defined below).

          The Merger Agreement, a copy of which is included in Annex A hereto, provides, among other things, for the merger of Sub with and into Weston (the "Merger"), with Weston continuing as the surviving corporation in the Merger (the "Surviving Corporation"). In the Merger, other than shares held in Weston's treasury and shares held by persons exercising dissenters rights under Section 1701.85 of the Ohio Revised Code, each share of Weston Common Stock issued and outstanding immediately prior to the effective time of the Merger (the "Effective Time") will be converted, without any action on the part of the holder thereof, into the right to receive a number of shares (the "Exchange Ratio") of IP Common Stock with an aggregate value of $447.6051, with cash being paid in lieu of fractional shares. The exact Exchange Ratio will be determined by dividing $447.6051 by the arithmetic average of the closing sale prices of IP Common Stock reported on the New York Stock Exchange ("NYSE") Composite Tape on the last 20 trading days preceding the fifth such day prior to the date of the Weston Special Meeting to vote on the Merger (the "Average IP Common Stock Price").

          It is a condition to closing of the Merger that the shares of IP Common Stock issuable to Weston's shareholders in the Merger will have been approved for listing on the NYSE, subject to official notice of issuance.

     BACKGROUND OF THE MERGER

          International Paper and Weston have had a long-standing business relationship in containerboard. In the summer of 1997, International Paper's Container Division identified Weston as an attractive acquisition candidate based on its study of all multi-plant corrugated container companies in North America, and in August 1997, John T. Dillon, Chairman and Chief Executive Officer of International Paper, met with Edward T. Turner, Jr., Chairman and Chief Executive Officer of Weston, to discuss a possible acquisition of Weston by International Paper.

          At its August 22, 1997 meeting, the Weston Board discussed International Paper's interest and determined to confer with SBC Warburg Dillon Read Inc. ("SBCWDR") and seek its advice regarding options available to Weston. The Weston Board also considered the consolidating nature of the industry, future prospects for Weston as a relatively small participant in the industry and the strategic value it might have to International Paper or other larger companies.

          On September 22, 1997, the Weston Board met and reviewed the preliminary analysis and advice of SBCWDR and authorized Weston's senior management to continue exploratory discussions with International Paper.

          On October 7, Weston and International Paper entered into a confidentiality agreement.

          At a meeting in October 1997 between representatives of Weston and representatives of International Paper, Weston provided certain financial and other information to International Paper relating to the business and operations of Weston.

          Beginning in late November 1997, representatives of Weston and representatives of International Paper met to discuss the terms of a proposed merger. In addition, representatives of International Paper's Container Division visited certain of Weston's plants in connection with its preliminary due diligence review.

          In early December 1997, executives of Weston and International Paper agreed preliminarily that Weston would be acquired by International Paper pursuant to a merger in which all of the outstanding shares of Weston Common Stock would be acquired by International Paper for $232 million of IP Common Stock, subject to the satisfactory completion of due diligence by International Paper and the negotiation of representations, warranties, covenants and the other terms and conditions of a definitive agreement.


          On January 7, 1998, the Weston Board met with representatives of SBCWDR, Keating, Muething & Klekamp, P.L.L., special counsel to Weston, and Turner, Granzow & Hollenkamp, Weston's general counsel. The purpose of the meeting was to review the proposal made by International Paper, consider and discuss with SBCWDR its report to the Weston Board and consider the aspects of a proposed merger agreement previously furnished to the Weston Board. Representatives of SBCWDR made a presentation to the Weston Board concerning the proposed transaction with International Paper, which included an overview of Weston, a discussion of the corrugated packaging industry, critical issues facing Weston and a valuation of Weston using several different methodologies. SBCWDR also presented an overview of International Paper and discussed the material terms of the proposed transaction as well as a preliminary schedule for completing the proposed transaction. At this meeting SBCWDR, subject to the information available to it at that time, stated that it was of the opinion that the consideration to be received by the shareholders of Weston in the proposed transaction in the form of IP Common Stock with a value of $232 million was fair to shareholders of Weston from a financial point of view; subsequently, SBCWDR delivered a written opinion to that effect dated January 29, 1998, the date on which the Merger Agreement was executed.


          Representatives of SBCWDR then excused themselves from the remainder of the January 7 meeting. The Weston Board then discussed with its counsel various aspects of the proposed merger agreement, as well as the tax and legal aspects of the proposed merger to shareholders. Weston's counsel also reviewed the ability of the Weston Board to accept any higher offer that might be presented prior to consummation of the transaction with International Paper. Weston's counsel also noted that shareholders would have dissenters' rights under Ohio law and that the merger was subject to approval by the affirmative vote of two-thirds of all outstanding shares. Following further discussion, the Weston Board resolved by a vote of 5 to 1 that Weston enter into a definitive merger agreement with International Paper with substantially the same material terms as presented at the meeting, subject to the negotiation of representations, warranties, covenants and the other terms and conditions of a definitive agreement. The Weston Board also authorized, by the same vote, Weston's Chairman and Chief Executive Officer to execute on behalf of Weston such a definitive merger agreement and to do, on behalf of Weston, all further acts that may be appropriate to consummate the merger provided for thereunder.

          During January, 1998, representatives of Weston and
     International Paper negotiated the terms of the draft merger and stockholder agreements which were initially provided by International Paper to Weston.

          On January 13, 1998, at its regularly scheduled meeting, the International Paper Board of Directors (the "IP Board") reviewed the proposed transaction with Weston. After discussion, the IP Board approved the material terms of the proposed merger presented to it by International Paper's senior management, including the purchase price, and authorized such officers to negotiate customary representations, warranties, covenants and other terms and conditions of a definitive agreement and to complete satisfactory due diligence of Weston.

          On January 29, 1998, Weston, International Paper and Sub executed and delivered the Merger Agreement. In addition, International Paper and certain persons beneficially owning approximately 28% of the outstanding shares of Weston Common Stock (the "Consenting Shareholders") executed and delivered the Stockholder Agreement (as defined and described under "-- Stockholder Agreement"), a copy of which is included as Annex B hereto.

          On February 20, 1998, the Weston Board met and, by a vote of 5 to 1, ratified and adopted the Merger Agreement, determining that the terms and conditions thereof are fair to and in the best interests of Weston and its shareholders. In addition, the Weston Board resolved, by the same vote, to recommend that Weston shareholders vote in favor of approving and adopting the Merger Agreement.

     WESTON'S RATIONALE FOR THE MERGER; RECOMMENDATION OF THE WESTON BOARD OF DIRECTORS

          In reaching its decision to approve the Merger Agreement and to recommend that Weston shareholders vote to approve and adopt the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, the Weston Board considered various factors, including the following:

               (i) the fact that Weston shareholders will receive in the Merger shares of the common stock of a publicly traded, financially strong and well-developed international business organization and benefit from the growth and business opportunities available to International Paper;

               (ii)      that the Merger would qualify as a tax-free
                    exchange of securities;

               (iii) the fact that the capacity of Weston's Terre Haute mill is insufficient to support additional box plants and therefore, very large capital investments would be required in order for Weston to continue to grow;

               (iv) the consolidating nature of the industrial packaging industry, the future prospects for Weston as a relatively small participant in such industry and the improved competitive position and new opportunities available as part of International Paper's more diversified, global operations;

               (v) SBCWDR's opinion, subject to the assumptions, limitations and qualifications set forth therein, that the consideration to be received by the Weston shareholders is fair from a financial point of view; and

               (vi) certain material terms and conditions of the Merger Agreement, including the fact that the Merger Agreement permits the Weston Board, in the exercise of its fiduciary duties, to provide information to third parties making unsolicited bona fide inquiries regarding alternative business combinations and to engage in negotiations, in certain circumstances, with third parties concerning potentially superior takeover proposals.

          Based on this analysis, the Weston Board determined that the Merger is fair to, and in the best interests of, the Weston shareholders. The foregoing discussion of the information and factors considered by the Weston Board is not intended to be exhaustive and were considered collectively by the Weston Board in connection with its review of the Merger Agreement. In view of the wide variety of factors considered in connection with its evaluation of the Merger, the Weston Board did not quantify or assign any relative weights to the factors considered in reaching its determination, although its individual members may have given different weights to different factors. For a discussion of the interests of the executive officers and directors of Weston in the Merger, see "Interests of Certain Persons in the Merger."

     OPINION OF WESTON'S FINANCIAL ADVISOR

           SBCWDR has delivered a written opinion to the Weston Board to the effect that, and based upon and subject to the assumptions, limitations and qualifications set forth therein, as of January 29, 1998, the consideration to be paid in connection with the Merger is fair, from a financial point of view, to Weston shareholders.

          The full text of the opinion of SBCWDR dated January 29, 1998, which sets forth the assumptions made, matters considered and limits on the review undertaken, is attached as Annex C to
     this Proxy Statement/Prospectus.   SBCWDR's opinion does not
     constitute a recommendation to any Weston shareholder as to how such shareholder should vote at the Weston Shareholder Meeting. Shareholders are encouraged to read carefully the opinion in its entirety, especially with regard to the assumptions made and matters considered by SBCWDR. Although SBCWDR evaluated the fairness of the consideration to be paid by International Paper in the Merger, the specific purchase price per share of Weston Common Stock was determined by Weston and International Paper through arms-length negotiations. The summary of the opinion of SBCWDR set forth in this Proxy Statement is qualified in its entirety by reference to the full text of such opinion.

          In arriving at its opinion, SBCWDR has, among other things:
     (i) reviewed certain financial information and other data relating to the business and prospects of Weston provided to SBCWDR by Weston, some of which is not publicly available, (ii) reviewed certain financial budget information prepared by the management of Weston, (iii) reviewed certain publicly available business and financial information relating to International Paper, (iv) conducted discussions with members of the senior managements of Weston and International Paper with respect to the operations, financial condition, history and prospects of each company, (v) reviewed publicly available financial and stock market data with respect to certain other companies in lines of business which SBCWDR believes to be generally comparable to those of Weston and International Paper, (vi) reviewed the financial terms, to the extent publicly available, of certain other merger and acquisition transactions which SBCWDR believes to be generally comparable to the Merger, (vii) reviewed the historical market prices of IP Common Stock, (viii) reviewed the Merger Agreement, and (ix) conducted such other financial studies, analyses, and investigations, and considered such other information as SBCWDR deemed necessary or appropriate, but none of which were individually considered to be material. SBCWDR's opinion was necessarily based on economic, monetary, market and other conditions in effect on, and the information made available to SBCWDR as of January 29, 1998.

          In connection with its review, with the consent of Weston and International Paper, SBCWDR did not assume any responsibility for independent verification of any of the information reviewed by it for the purpose of its opinion and, with the consent of Weston and International Paper, relied on such information being complete and accurate in all material respects. In addition, SBCWDR did not make or receive any evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of Weston or International Paper. With respect to the financial budget information provided to or otherwise reviewed by or discussed with SBCWDR, SBCWDR assumed that such information was reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Weston as to the future financial performance of the Company. SBCWDR was not authorized to contact or hold discussions with any parties other than International Paper as potential acquirors. In rendering its opinion, SBCWDR assumed, with the consent of Weston, that the Merger will qualify as a tax-free reorganization. No limitations were imposed by the Weston Board upon SBCWDR with respect to the investigations made or procedures followed by SBCWDR in rendering its opinion.

          SBCWDR s opinion does not address Weston s underlying business decision to effect the Merger nor does it constitute a recommendation to any shareholder of Weston as to how such shareholder should vote with respect to the Merger. Further, SBCWDR s opinion does not imply any conclusions as to the trading range of the International Paper Common Stock following the Merger, nor is SBCWDR making any recommendation to the holders of Weston Common Stock with respect to the advisability of disposing of or retaining IP Common Stock received in the Merger.

          In arriving at its opinion, SBCWDR did not assign any particular weight to any analysis or factor considered by it, but rather made qualitative judgments based on its experience in providing opinions and on then existing economic, monetary, market and other conditions as to the significance and relevance of each analysis and factor. Accordingly, SBCWDR believes that its analysis must be considered as a whole and that selecting portions of its analyses and the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying its opinion. In its analyses, SBCWDR made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Weston, International Paper, or SBCWDR. Any assumed estimates contained in SBCWDR s analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth therein. Such estimates relating to the value of a business or securities do not purport to be appraisals or necessarily reflect the prices at which the companies or securities may actually be sold.


          In connection with rendering its opinion on January 29, 1998, SBCWDR performed certain financial and comparative analyses. The following is a brief summary of the material analyses performed by SBCWDR in arriving at its opinion but does not purport to be a complete description of the analyses performed by SBCWDR for such purposes.


          Generally Comparable Public Company Analysis: Using publicly available information, SBCWDR reviewed the performance of companies which, in SBCWDR s judgment, were generally comparable to Weston for the purposes of this analysis. SBCWDR analyzed the historic operating performance of corrugated and related packaging divisions or subsidiaries of publicly traded companies including Chesapeake Corporation, Longview Fibre, Mead Corporation, Temple-Inland Inc., and Union Camp Corporation, as well as the results of comparable corrugated and related packaging companies including Stone Container Corporation, Gaylord Container Corporation, Jefferson Smurfit Corporation, and St. Laurent Paperboard Inc. This analysis included, but was not limited to, a review of operating margins, growth rates and capital investment ratios for the last five years. In addition, SBCWDR separately analyzed the market enterprise (market value of equity plus the book value of debt, preferred stock and minority interest less cash and cash equivalents) and market equity multiples of publicly traded packaging companies most comparable to Weston s business, namely Stone Container Corporation, Gaylord Container Corporation, Jefferson Smurfit Corporation, and St. Laurent Paperboard Inc. Such data and ratios primarily included the ratio of current enterprise value to: (i) average earnings before interest, taxes, depreciation and amortization ( EBITDA ) for the last five years, (ii) EBITDA for the five-year peak earnings year (1995), and (iii) EBITDA for 1998 as forecasted by Weston management.

          The foregoing analysis resulted in a range of enterprise value-to-EBITDA multiples for each EBITDA category which were compared to the relevant multiples implied by International
     Paper s offer. Specifically, multiples of current enterprise value to (i) average EBITDA for the last five years ranged from
     7.3 to 7.6, (ii) five-year peak EBITDA ranged from 3.3 to 4.6, and (iii) 1998 forecasted EBITDA ranged from 4.2 to 7.7. In each of these cases, the multiple implied by International Paper's offer exceeds the respective ranges. No public company utilized as a comparison is identical to Weston. An analysis of the results of such a comparison is not mathematical; rather it involves complex considerations and judgments concerning differences in financial and operating characteristics of the comparable companies and other factors that could affect the public trading value of the comparable companies to which Weston is being compared.

          Generally Comparable Acquisitions Analysis: Using publicly available information, SBCWDR analyzed certain completed mergers in the corrugated packaging segment which, in SBCWDR s judgment, were generally comparable to the Merger in order to derive the implied multiples of (i) total enterprise value to EBITDA for the five-year peak earnings year and (ii) implied mill enterprise value (total enterprise value less book value of net working capital less an estimated value for non-mill assets) to total mill production capacity. The comparable transactions which were used included seven transactions occurring during the time period between 1985 and 1997, but emphasis was given to the two most recent transactions which were completed in 1996 and 1997.

          The range for the multiple of total transaction values to EBITDA five-year peak earnings was 3.8 to 4.3 for the comparable transactions occurring during the time period 1996 to 1997. The multiple implied by International Paper's offer exceeds this range. The multiple of net transaction value to mill production capacity (in dollars per annual ton) indicated a range for the comparable transactions occurring during the time period 1996 to 1997 of $457 to $463. The multiple implied by the International Paper offer also compares favorably to the multiples implied by the comparable transactions that involve facilities which, in the judgment of SBCWDR, are significantly larger and lower-cost than, and therefore warrant a valuation multiple premium to, Weston s Terre Haute mill.

          Acquiror Consideration Analysis: In analyzing the trading valuation of the IP Common Stock to be rendered as consideration in the Merger, SBCWDR reviewed the past financial performance of International Paper, the source of International Paper s revenue growth over the past ten years as well as International Paper s market positions within its major product grades. SBCWDR also reviewed International Paper s recently announced restructuring initiatives and the impact equity research analysts expect that this restructuring will have on International Paper. The relative share price performance of International Paper as compared to Champion International Corporation, Georgia-Pacific Corporation, Union Camp Corporation, Weyerhaeuser Company and Willamette Industries, Inc., which in the opinion of SBCWDR represent generally comparable diversified paper companies (the "Diversified Companies"), was also analyzed. Based on multiples of enterprise value to various cash flow statistics, SBCWDR also analyzed International Paper s market valuation relative to that of the Diversified Companies. SBCWDR also reviewed information relating to International Paper and held discussions with International Paper's senior management on a number of factors affecting International Paper performance and valuation, including but not limited to International Paper s industry outlook, earnings estimates, acquisitions and divestitures, and restructuring initiatives.

          SBCWDR is an internationally recognized investment banking firm engaged, among other things, in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities and private placements. The Weston Board selected SBCWDR as its financial advisor because of its experience and independence and because the principals of SBCWDR have substantial experience in transactions similar to this transaction and are familiar with Weston's business. In the past, the predecessor of SBCWDR provided investment banking services to International Paper and received customary compensation for such services. In the ordinary course of business, SBCWDR and its affiliates may trade or hold equity securities of International Paper for their own account or the accounts of their customers.

          Pursuant to the terms of an engagement letter dated November 24, 1997, Weston to date has paid SBCWDR $600,000 for acting as its financial advisor in connection with the Merger, including rendering its opinion. SBCWDR will receive an additional fee of $1,500,000, payable at the time of the consummation of the Merger. No additional fees will be paid to SBCWDR for its opinion. Whether or not the Merger is consummated, Weston has also agreed to reimburse SBCWDR for its reasonable out-of-pocket expenses, including all reasonable fees and disbursements to counsel, and to indemnify SBCWDR and certain related persons against certain liabilities relating to or arising out of its engagement, including certain liabilities under Federal securities laws. SBCWDR will not be compensated for any solicitation of proxies by such firm on behalf of Weston.

     INTERNATIONAL PAPER'S RATIONALE FOR THE MERGER

          The IP Board believes that the Merger is in the best interests of International Paper and its shareholders because it will strengthen International Paper's industrial packaging operations, one of its vital core businesses. In addition to opening up new markets offering attractive freight economics for International Paper's containerboard facilities, the IP Board also believes that the Weston facilities will provide additional market penetration for International Paper in key markets and increased economies of scale, operating efficiencies and other synergies.

     FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

          The following discussion is a summary of material United States federal income tax consequences of the Merger to a shareholder of Weston (a "Holder") that holds its shares of Weston Common Stock as a capital asset at the Effective Time.
     The discussion is based on laws, regulations, rulings and decisions in effect on the date hereof, all of which are subject to change (possibly with retroactive effect) and differing interpretations. This discussion is for general information only, and does not address all aspects of federal income taxation that may be relevant to particular Holders in light of their personal investment circumstances or to Holders subject to special treatment under the Internal Revenue Code of 1986, as amended (the "Code") (including, but not limited to, banks, tax-exempt organizations, insurance companies, dealers in securities or foreign currency, Holders who are not U.S. persons (as defined in section 7701(a)(30) of the Code) or who acquired shares of Weston Common Stock pursuant to the exercise of an employee stock option or otherwise as compensation) or to Holders who exercise dissenters' rights under Section 1701.85 of the Ohio Revised Code. In addition, the discussion does not address the state, local or foreign tax consequences of the Merger.

          The Merger is intended to qualify as a reorganization under
     Section 368(a) of the Code. Consummation of the Merger is conditioned upon the receipt by Weston of the opinion of Keating, Muething & Klekamp, P.L.L., special counsel to Weston, dated as of the Effective Time, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, for federal income tax purposes, (i) the Merger will constitute a "reorganization" within the meaning of Section 368(a) of the Code, (ii) International Paper, Sub and Weston will each be a party to such reorganization within the meaning of
     Section 368(b) of the Code, and (iii) no gain or loss will be recognized by Weston or Weston's shareholders as a result of the Merger, except with respect to cash received by Weston shareholders in lieu of fractional shares of International Paper Common Stock or cash received by Weston shareholders pursuant to the exercise of dissenters' rights under Section 1701.85 of the Ohio Revised Code (collectively, clauses (i) through (iii) referred to herein as the "Tax Opinion"). The Tax Opinion will be subject to certain limitations and qualifications and will be based on, among other things, certain representations of Weston and International Paper. The Tax Opinion is not binding on the Internal Revenue Service ("IRS") and does not preclude the IRS from adopting a contrary position. An opinion of counsel only represents such counsel's best legal judgement and has no binding effect or official status of any kind, and no assurance can be given that contrary positions will not be taken by the IRS or a court considering the issues. In addition, the parties will not request, and the Merger is not conditioned upon, a ruling from the IRS in connection with any of the federal income tax consequences of the Merger.

          The discussion below summarizes the material federal income tax consequences of the Merger to a Holder who exchanges Weston Common Stock for International Paper Common Stock pursuant to the Merger, assuming that the Merger will qualify as a "reorganization" within the meaning of Section 368(a) of the Code.

          A Holder that exchanges shares of Weston Common Stock solely for shares of IP Common Stock pursuant to the Merger will not recognize gain or loss except in respect of cash received in lieu of a fractional share of IP Common Stock (as discussed below). The aggregate adjusted tax basis of the shares of IP Common Stock received (including fractional shares) in that exchange will be equal to the aggregate adjusted tax basis of the shares of Weston Common Stock surrendered therefor, and the holding period of such IP Common Stock received in the Merger will include the period during which the shares of Weston Common Stock were held. If the Holder has differing bases or holding periods in respect of its shares of Weston Common Stock, it should consult its tax advisor prior to the exchange with regard to identifying the bases or holding periods of the particular shares of IP Common Stock received in the exchange.

          Cash received by a Holder in lieu of a fractional share interest in IP Common Stock generally will be treated as received in redemption of such fractional share and gain or loss will be recognized, equal to the difference between the amount of cash received and the portion of the basis of the share of Weston Common Stock surrendered that is allocable to such fractional share interest. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the holding period for such share of Weston Common Stock was greater than one year at the Effective Time. For an individual Holder, long-term capital gain is generally subject to a maximum federal income tax rate of (i) 28% in respect of property with a holding period of more than one year but not more than 18 months and (ii) 20% in respect of property with a holding period of more than 18 months.

          EACH HOLDER OF WESTON COMMON STOCK IS URGED TO CONSULT SUCH HOLDER'S TAX ADVISOR WITH RESPECT TO THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE MERGER.

     ACCOUNTING TREATMENT

          International Paper and Weston expect that the Merger will be accounted for using the "purchase" method of accounting. Accordingly, the consideration to be paid to Weston shareholders in the Merger will be allocated to assets acquired and liabilities assumed by International Paper based on their estimated fair values at the Closing Date. Income (or loss) of Weston prior to the Closing Date will not be included in income of International Paper. The excess of such purchase price over the amounts so allocated will be treated as goodwill by International Paper.

     REGULATORY AND THIRD-PARTY APPROVALS


          U.S. Antitrust Filing. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the rules and regulations promulgated thereunder, certain transactions, including the Merger, may not be consummated unless certain waiting period requirements have expired or been terminated. On March 9, 1998, International Paper and Weston filed a Premerger Notification and Report Form pursuant to the HSR Act with the United States Department of Justice (the "DOJ") and the Federal Trade Commission (the "FTC"). Under the HSR Act, the Merger may not be consummated until 30 days (unless early termination of this waiting period is granted) after the initial filing or, if the DOJ or the FTC issues a Request for Documents and Other Additional Information (a "second request"), 20 days after International Paper and Weston have substantially complied with such a second request (unless this period is shortened pursuant to a grant of early termination). At any time before or after the Effective Time, the FTC, the DOJ or others could take action under the antitrust laws with respect to the Merger, including seeking to enjoin the consummation of the Merger, to rescind the Merger, or to require the divestiture of certain assets of International Paper or Weston. There can be no assurance that a challenge to the Merger on antitrust grounds will not be made or, if such a challenge is made, that it would not be successful.


          Other Regulatory Approvals. While International Paper and Weston do not presently believe that there are any other material governmental approvals necessary to consummate the Merger, under the Merger Agreement, International Paper and Weston have agreed to use their best efforts to obtain all necessary actions or nonactions, waivers, consents and approvals from any governmental authority necessary, proper or advisable to consummate and make effective the Merger. In the event such an approval is necessary, International Paper and Weston believe that they would receive the requisite regulatory approvals for the Merger, although there can be no assurance regarding the timing of such approvals or the ability of the companies to obtain such approvals on satisfactory terms or otherwise. It is a condition to the parties' respective obligations to consummate the Merger that the waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired and that all other consents, approvals and actions of, filings with and notices to a governmental authority required to consummate the Merger be made or obtained, the failure of which to be obtained or taken is reasonably expected to have a material adverse effect on Weston, as the Surviving Corporation in the Merger, and its prospective subsidiaries, or will result in a violation of any laws. See "THE MERGER AGREEMENT--Conditions to the Consummation of the Merger."

          Third-Party Approvals. International Paper and Weston do not believe that there are any material consents, approvals or waivers from third parties required to consummate the Merger.

     DISSENTERS' APPRAISAL RIGHTS

          Holders of Weston Common Stock will be entitled to relief as dissenting shareholders pursuant to Ohio Revised Code Section 1701.84. However, any such holder will be entitled to such relief only upon strict compliance with Ohio Revised Code Section 1701.85 ("Section 1701.85"). The following summary does not purport to be a complete statement of the method of compliance with Section 1705.85 and is qualified in its entirety by reference to that Section, the full text of which is attached hereto as Annex D. A holder of Weston Common Stock who is considering the possibility of dissenting is urged to read
     Section 1705.85 in full, and is encouraged to consult his or her own counsel.

          A shareholder who wishes to perfect his or her rights as a dissenting shareholder MUST, if the Merger is adopted:
     (a) have been a record holder of the Weston Common Stock as to which he or she seeks relief on the Weston Record Date (as defined under "INFORMATION CONCERNING THE WESTON SPECIAL MEETING -- Record Date, Quorum, Vote Required");

     (b) NOT have voted such Weston Common Stock in favor of adoption of the Merger Agreement; and

     (c) DELIVER to Weston, not later than ten days after the Weston Special Meeting, a written demand for payment of the fair cash value of the shares as to which he or she seeks relief. This written demand must state the name of the shareholder, his or her address, the number of shares as to which he or she seeks relief, and the amount claimed as the "fair cash value" thereof.

          A vote against the adoption of the Merger Agreement or a failure to vote will NOT satisfy the requirements of a written demand for payment as described in clause (c) above. Any written demand for payment must be DELIVERED to The Weston Paper and Manufacturing Co., 2001 North 19th Street, Terre Haute, Indiana 47804, Attention: Corporate Secretary. Because the written demand must be delivered within the ten-day period immediately following the Weston Special Meeting, a shareholder should use a means of delivery, including hand delivery, that will assure timely delivery, and should consider use of a means of delivery that would provide a receipt establishing the timeliness thereof.

          If Weston sends to the dissenting shareholder, at the address specified in his or her demand, a request for the certificate(s) representing the shares as to which he or she seeks relief, the dissenting shareholder must DELIVER such certificate(s) to Weston for endorsement as to the fact or his or her demand. Failure to meet this requirement may, at the option of the Weston Board, terminate any dissenters' rights unless a court for good cause shown otherwise directs. Such request by Weston would not be an admission by Weston that the shareholder is entitled to relief under Section 1701.85.

          Unless the dissenting shareholder and Weston shall agree on the fair cash value per share of Weston Common Stock as to which relief is sought, either Weston or the dissenting shareholder may, within three months after the delivery of the written demand by the shareholder, file a complaint in the Court of Common Pleas of Montgomery County, Ohio. If the court finds that the shareholder is entitled to be paid the fair cash value of any shares, the court may appoint one or more appraisers to receive evidence and to recommend a decision on the amount of the fair cash value.

          Fair cash value will be determined as of the day prior to the Weston Special Meeting, will be the amount a willing seller and willing buyer would accept or pay with neither being under compulsion to sell or buy, will not exceed the amount specified in the shareholder's written demand, and will exclude any appreciation or depreciation in market value resulting from the Merger. Unless Weston and the dissenting shareholder shall otherwise agree in writing, or except in the case of any of the eventualities (1)-(4) summarized below, a court shall make a finding as to the fair cash value of a share of Weston Common Stock and render judgment against Weston for its payment with interest at such rate and from such date as the court considers equitable. The costs of these proceedings shall be assessed or apportioned as the court considers equitable. Weston does not intend to file such a complaint. Therefore, a dissenting shareholder must timely file such a complaint to protect his rights to a judicial determination under Section 1701.85. Exercise of dissenters' rights may result in a judicial determination that the "fair cash value" of the dissenting shareholder's shares is higher or lower than the value of the IP Common Stock to be paid for each share of Weston Common Stock in the Merger.

          The rights, if any, of a dissenting shareholder will terminate if (1) he or she has not strictly complied with Section 1701.85 unless the Weston Board waives such failure; (2) Weston abandons or is enjoined or prevented from carrying out the Merger, or the Holders of Weston Common Stock rescind their adoption of the Merger Agreement; (3) the dissenting shareholder withdraws his or her written demand, with the consent of the Weston Board; or (4) Weston and the dissenting shareholder shall not have agreed upon the fair cash value per share of Weston Common Stock and neither shall have timely filed or joined in a complaint in an appropriate court for a determination of the fair cash value of the shares.

          From the time of giving the demand until either the termination of the rights and obligations arising from it or the purchase of the shares of Weston Common Stock, all other rights accruing from such shares of Weston Common Stock, including voting and dividend or distribution rights, are suspended. If, during the suspension, any dividend or distribution is paid in money upon shares of Weston Common Stock or any dividend or distribution is paid in money upon shares of IP Common Stock issued upon cancellation and conversion of such shares of Weston Common Stock, an amount equal to the dividend or distribution that, except for the suspension, would have been payable upon such shares shall be paid to the shareholder of record as a credit upon the fair cash value of the shares of Weston Common Stock; provided that, if the right to receive fair cash value is terminated otherwise than by the purchase of the shares of Weston Common Stock, all rights of the shareholder shall be restored and all distributions that, except for the suspension, would have been made shall be made to the shareholder of record of the shares of Weston Common Stock at the time of termination.

          For information relating to the Weston Special Meeting, see "INFORMATION CONCERNING THE WESTON SPECIAL MEETING."

          BECAUSE A PROXY WHICH DOES NOT CONTAIN VOTING INSTRUCTIONS WILL, UNLESS REVOKED, BE VOTED FOR AUTHORIZATION AND ADOPTION OF THE MERGER AGREEMENT, A WESTON SHAREHOLDER WHO WISHES TO EXERCISE DISSENTER'S RIGHTS MUST EITHER NOT RETURN A PROXY OR, IF HE OR SHE RETURNS A PROXY, VOTE AGAINST OR ABSTAIN FROM VOTING ON THE AUTHORIZATION AND ADOPTION OF THE MERGER AGREEMENT.

     STOCKHOLDER AGREEMENT

          This section of the Proxy Statement/Prospectus describes material provisions of the Stockholder Agreement. The description of the Stockholder Agreement contained in this Proxy Statement/Prospectus does not purport to be complete and is qualified in its entirety by reference to the Stockholder Agreement, a copy of which is included in Annex B hereto and is incorporated herein by reference.

          Provisions Concerning the Weston Securities. In connection with the execution by Weston and International Paper of the Merger Agreement, International Paper entered into the "Stockholder Agreement," with the Consenting Shareholders. Pursuant to the Stockholder Agreement, the Consenting Shareholders have agreed with International Paper to vote or cause to be voted all of their shares of Weston Common Stock (i) in favor of the Merger, the execution and delivery by Weston of the Merger Agreement and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement and the Stockholder Agreement and any actions required in furtherance thereof; and (ii) against any Takeover Proposal (as defined under "THE MERGER AGREEMENT No Solicitation") or any other action or agreement that would in any manner impede, frustrate, prevent or nullify any of the transactions contemplated by the Merger Agreement, including the Merger, or result in a breach of any covenant, representation or warranty or any other obligation or agreement of Weston under the Merger Agreement or which would result in any of the conditions to Weston's or International Paper's obligations under the Merger Agreement not being fulfilled.

          Other Matters. In connection with the Voting Agreement, each of the Consenting Shareholders made certain customary representations and warranties with respect to ownership of Weston Common Stock, and each of the Consenting Shareholders and International Paper made certain customary representations and warranties with respect to its authority to enter into and perform its obligations under the Stockholder Agreement and the absence of conflicts and requisite governmental consents and approvals.


          As of the close of business on February 20, 1998, the Consenting Shareholders beneficially owned 144,794 shares of Weston Common Stock, representing approximately 28% of the total outstanding shares of such stock.


     INTERESTS OF CERTAIN PERSONS IN THE MERGER

          Certain officers and directors of Weston may be deemed to have certain interests in the Merger that are in addition to their interests as shareholders of Weston generally. The Weston Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby.


          Officers Change in Control Severance Plan. On January 29, 1998, the Weston Board adopted the Officers Change in Control Severance Plan (the "Severance Plan"). Pursuant to the terms of the Severance Plan, in the event the employment of an officer (an "Officer") of Weston or of the Wabash Fibre Box Company, an Arkansas corporation and wholly owned subsidiary of Weston (together with Weston, the "Corporation"), other than Mr. Turner, Charles E. Beaman and Paul H. Granzow, is terminated within two years following a change in control ("Change in Control") by the Corporation without Cause (as defined in the Severance Plan) or by the Officer for "good reason" (defined to mean a material change in the Officer's authorities, duties or responsibilities from those in effect as of 30 days prior to the Change in Control), the Officer will be entitled to receive a severance payment (the "Severance Payment") equal to two times the sum of
     (i) the Officer's annual base salary and (ii) the average of the Officer's annual bonus paid for the five calendar years preceding his or her termination. If an Officer is entitled to a Severance Payment, he or she will also be entitled to receive medical and life insurance benefits, under the same terms and conditions as if he or she were still an active employee of the Corporation, for a period of two years following his or her termination or, if shorter, until the date the Officer becomes eligible for coverage under another employer's medical benefits plan, policy or program or when the Officer becomes eligible for Medicare. The Officer will also be entitled to outplacement services for a period of six months following his or her termination, or, if shorter, until the Corporation spends $10,000 on such outplacement services.


          If the Severance Payment payable to an Officer would be subject to the excise tax imposed by Section 4999 of the Code such Severance Payment will be reduced to an amount such that the Severance Payment would not be subject to such an excise tax.

          A Change in Control is defined in the Severance Plan to mean the consummation of a merger, consolidation, share exchange, asset sale or similar form of corporate reorganization of Weston with International Paper or any wholly owned subsidiary of International Paper. Messrs. Turner, Beaman and Granzow are not covered by any severance plan.

          Indemnification and Insurance. The Merger Agreement provides that International Paper will maintain in accordance with their terms all rights to indemnification and exculpation from liabilities for acts or omissions existing in favor of the current or former directors, officers, Voting Trustees (as defined below), other persons or employees of Weston and its subsidiaries as provided in Weston's Code of Regulations (the "Weston Regulations").

     CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

          International Paper and Weston have each made forward-looking statements in this document (and in certain documents that are incorporated by reference by International Paper in this Proxy Statement/Prospectus) that are subject to risks and uncertainties. These statements are based on the beliefs and assumptions of the respective company's management, and on information currently available to such management. Forward-looking statements include the information concerning possible or assumed future results of operations of International Paper and Weston (including with respect to cost savings and operational efficiencies expected to be realized from the Merger) set forth under "SUMMARY," "International Paper Selected Consolidated Financial Data," "Weston Selected Consolidated Financial Data," "THE PROPOSED MERGER--Background of the Merger," --Weston's Rationale for the Merger; Recommendation of the Weston Board of Directors" "--International Paper's Rationale for the Merger" and statements preceded by, followed by or that include the words "believes," "expects," "anticipates," "intends," and "plans," "estimates" or similar expressions.

          Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. The future results and shareholder values of International Paper and Weston may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond International Paper's and Weston's ability to control or predict. Shareholders are cautioned not to put undue reliance on any forward-looking statements. In addition, International Paper and Weston do not have any intention or obligation to update forward-looking statements after they distribute this Proxy Statement/Prospectus, even if new information, future events or other circumstances have made them incorrect or misleading. For those statements, International Paper and Weston claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

          Shareholders of Weston should understand that the following important factors, in addition to those discussed elsewhere in the documents which are incorporated by reference into this Proxy Statement/ Prospectus, could affect the future results of the combined company following the Merger, and could cause results to differ materially from those expressed in such forward-looking statements: (i) the effect of economic conditions and interest rates on a national, regional or international basis; (ii) the ability of International Paper and Weston to successfully integrate their operations; (iii) competitive pressures in the industrial packaging industry; (iv) the financial resources of, and products available to, competitors; (v) changes in laws and regulations, including changes in accounting standards; (vi) changes in the securities markets; (vii) the timing of the implementation of changes in operations of Weston's facilities to promote synergies between the companies; and (viii) opportunities that may be presented to and pursued by the combined company following the Merger.

     RESTRICTIONS ON RESALES BY AFFILIATES


          The shares of IP Common Stock to be issued to Weston shareholders in the Merger have been registered under the Securities Act. These shares may be traded freely and without restriction by those shareholders not deemed to be "affiliates" of Weston as that term is defined under the Securities Act. An affiliate of Weston, as defined by the rules promulgated under the Securities Act, is a person who directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, Weston. Any subsequent transfer by an affiliate of Weston must be one permitted by the resale provisions of Rule 145 promulgated under the Securities Act or as otherwise permitted under the Securities Act. These restrictions are expected to apply to the directors and executive officers of Weston.


          In connection with its entering into the Merger Agreement, Weston undertook to use its best efforts to deliver to International Paper for each of Weston's affiliates, an agreement that such person will not dispose of any IP Common Stock in violation of the Securities Act or the rules and regulations promulgated thereunder.

               INFORMATION CONCERNING THE WESTON SPECIAL MEETING

     PURPOSE

          This Proxy Statement/Prospectus is being furnished to shareholders of Weston in connection with the solicitation of proxies by the Weston Board from holders of Weston Common Stock for use at the Weston Special Meeting and at any adjournments thereof. At the Weston Special Meeting, holders of Weston Common Stock will be asked to consider and vote upon (i) a proposal to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger; and (ii) such other matters as may properly come before the Weston Special Meeting.

     RECORD DATE; QUORUM; VOTE REQUIRED


          The Weston Board has fixed the close of business on March 11, 1998 as the record date for determining the holders of Weston Common Stock entitled to notice of, and to vote at, the Weston Special Meeting (the "Weston Record Date"). Only holders of record of Weston Common Stock at the close of business on the Weston Record Date will be entitled to notice of, and to vote at, the Weston Special Meeting.

          As of the date of this Proxy Statement/Prospectus, 481,776 shares of Weston Common Stock (representing 92.95% of the total outstanding shares of Weston Common Stock) were subject to the Voting Trust Agreement (the "Voting Trust Agreement"), dated as of February 1, 1971 (as amended, with an effective termination date extended through April 30, 2006), among certain holders of Weston Common Stock and Ruel F. Burns, Jr., Edward T. Turner, Jr. and Paul H. Granzow, as trustees (the "Voting Trustees"). Pursuant to the terms of the Voting Trust Agreement, shares of Weston Common Stock subject thereto will be voted on the proposal to approve the Merger Agreement in accordance with the action of a majority of the Voting Trustees. A majority of the Voting Trustees have indicated that they intend to vote in favor of the Merger. Notwithstanding the foregoing, holders of shares subject to the Voting Trust Agreement may vote their respective shares by requesting a proxy from the Voting Trustees in writing. Such written request must indicate the address to which the proxies should be mailed.

          At the close of business on the Weston Record Date, 518,314 shares of Weston Common Stock were issued and outstanding and were held by approximately 32 holders of record. Holders of record of Weston Common Stock are entitled to one vote per share on any matter which may properly come before the Weston Special Meeting. Votes may be cast at the Weston Special Meeting in person or by proxy. See "--Proxies."


          The presence at the Weston Special Meeting, either in person or by proxy of the holders of a majority of the outstanding Weston Common Stock entitled to vote is necessary to constitute a quorum in order to transact business at the Weston Special Meeting. However, in the event that a quorum is not present at the Weston Special Meeting, it is expected that such meeting will be adjourned or postponed in order to solicit additional proxies.

          The affirmative vote of the holders of at least two-thirds of the outstanding shares of Weston Common Stock is required to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger. Under applicable Ohio law, in determining whether the proposal to approve and adopt the Merger Agreement has received the requisite number of affirmative votes, the failure to vote or an abstention will have the same effect as a vote against the proposal.


          As of the close of business on the Weston Record Date, Weston's directors and executive officers and their affiliates, may be deemed to be the beneficial owners of 189,214 outstanding shares of Weston Common Stock (collectively representing approximately 36.5% of the total outstanding shares of Weston Common Stock). It is expected that the executive officers and directors of Weston beneficially owning approximately 30.4% of the total outstanding shares of Weston Common Stock will vote for approval of the Merger Agreement.

          The Consenting Shareholders also have entered into the Stockholder Agreement with International Paper pursuant to which the Consenting Shareholders have agreed to vote for approval of the Merger Agreement.


      THE WESTON BOARD HAS APPROVED THE MERGER AGREEMENT, HAS DETERMINED THAT THE MERGER IS FAIR AND IN THE BEST INTERESTS OF WESTON AND ITS
         SHAREHOLDERS AND RECOMMENDS THAT WESTON SHAREHOLDERS VOTE FOR APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND THE MERGER.

     PROXIES

          Shares of Weston Common Stock represented by properly executed proxies received in time for the Weston Special Meeting will be voted at the Weston Special Meeting in the manner specified on such proxies. Proxies which are properly executed but which do not contain voting instructions will be voted FOR approval of the Merger Agreement. It is not expected that any matter other than approval of the Merger Agreement will be brought before the Weston Special Meeting; however, if other matters are properly presented, the persons named in such proxy will have authority to vote in accordance with their judgment on any other such matter, including without limitation, any proposal to adjourn or postpone the meeting or otherwise concerning the conduct of the meeting.

          The grant of a proxy on the enclosed Weston proxy card does not preclude a shareholder from voting in person at the Weston Special Meeting. A shareholder may revoke a proxy at any time prior to its exercise by (i) delivering, prior to the Weston Special Meeting, to Dwight McKay, Treasurer and Corporate Secretary, The Weston Paper and Manufacturing Co., 2001 North 19th Street, Terre Haute, Indiana 47804, a written notice of revocation bearing a later date or time than the proxy; (ii) delivering to the Secretary of Weston a duly executed proxy bearing a later date or time than the revoked proxy; or (iii) attending the Weston Special Meeting and voting in person. Attendance at the Weston Special Meeting will not by itself constitute revocation of a proxy. Weston will not adjourn the Weston Special Meeting for a period of time long enough to require the setting of a new record date for such meeting. If an adjournment occurs, it will have no effect on the ability of Weston's shareholders of record as of the record date to exercise their voting rights or to revoke any previously delivered proxies.

          Weston will bear the cost of solicitation of proxies from its shareholders, except that Weston and International Paper intend to share equally the cost associated with this Proxy Statement/Prospectus, including related filing fees. In addition to solicitation by mail, the directors, officers and employees of Weston and its subsidiary may solicit proxies from shareholders of Weston by telephone, facsimile or in person.

          WESTON SHAREHOLDERS SHOULD NOT SEND IN ANY STOCK CERTIFICATES WITH THEIR PROXY CARDS. A TRANSMITTAL FORM WITH INSTRUCTIONS FOR THE SURRENDER OF STOCK CERTIFICATES WILL BE MAILED BY INTERNATIONAL PAPER TO FORMER WESTON SHAREHOLDERS AS SOON AS PRACTICABLE AFTER THE CONSUMMATION OF THE MERGER.


                             THE MERGER AGREEMENT

     GENERAL

          The Merger Agreement contemplates the merger of Sub with and into Weston, with Weston continuing as the Surviving Corporation. This section of the Proxy Statement/Prospectus describes material provisions of the Merger Agreement. The description of the Merger Agreement contained in this Proxy Statement/Prospectus does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached as Appendix A to this Proxy Statement/Prospectus and is incorporated herein by reference. Capitalized terms in this Section have the meanings assigned to them in the Merger Agreement. All shareholders of Weston are urged to read carefully the Merger Agreement in its entirety.

     CLOSING; EFFECTIVE TIME


          The closing of the Merger (the "Closing") will take place no later than the second day after satisfaction or waiver of the conditions set forth in the Merger Agreement, unless another date is agreed to by International Paper and Weston.


          Subject to the provisions of the Merger Agreement, as soon as practicable on the Closing Date, the parties will consummate the Merger by filing a Certificate of Merger or other appropriate documents with the Secretary of State of Ohio. The Merger will become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of Ohio, or at such subsequent date or time as International Paper and Weston will agree and specify in the Certificate of Merger.

     SURVIVING CORPORATION ARTICLES OF INCORPORATION

          Pursuant to the Merger Agreement, the Articles of Incorporation of Sub, as in effect immediately prior to the Effective Time, will become the Articles of Incorporation of Weston as the Surviving Corporation.

     SURVIVING CORPORATION CODE OF REGULATIONS

          Pursuant to the Merger Agreement, the Code of Regulations of Sub, as in effect immediately prior to the Effective Time, will become the Code of Regulations of Weston as the Surviving
     Corporation until thereafter changed or amended as provided therein or by applicable law.

     CONSIDERATION TO BE RECEIVED IN THE MERGER

          Conversion of Weston Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of Weston Common Stock, each issued and outstanding share of Weston Common Stock (other than shares to be cancelled as described below) will be converted into the right to receive a number of validly issued, fully paid and nonassessable shares of IP Common Stock with an aggregate value of $447.6051.

          Each issued and outstanding share of Weston Common Stock owned by Weston as treasury stock will be automatically cancelled and retired at the Effective Time and will cease to exist, and no securities of International Paper or other consideration will be delivered in exchange therefor.

          As of the Effective Time, all shares of Weston Common Stock to be exchanged for IP Common Stock will no longer be outstanding and will automatically be cancelled and retired and will cease to exist. Each holder of a stock certificate representing shares of Weston Common Stock will cease to have any rights with respect thereto, except (i) the right to receive the shares of IP Common Stock in accordance with the Exchange Ratio and any cash in lieu of fractional shares of IP Common Stock to be issued or paid in consideration therefor upon surrender of such certificate in accordance with the terms of the Merger Agreement and (ii) dissenters' rights that may be perfected under Section 1701.85 of the Ohio Revised Code.

     EXCHANGE OF CERTIFICATES AND DEPOSITARY RECEIPTS; FRACTIONAL
     SHARES

          At or prior to the Effective Time, International Paper will deposit, or cause to be deposited, with ChaseMellon Shareholder Services, L.L.C. (the "Exchange Agent"), for the benefit of the holders of certificates of Weston Common Stock, certificates representing the shares of IP Common Stock (and cash in lieu of fractional shares of IP Common Stock, if applicable) to be issued in the Merger.

          As soon as is practicable after the Effective Time, the Exchange Agent will mail a form of transmittal letter to the holders of certificates representing shares of Weston Common Stock. The form of transmittal letter will contain instructions with respect to the surrender of such certificates in exchange for shares of IP Common Stock (and cash in lieu of fractional shares of IP Common Stock, if applicable).

          WESTON STOCK CERTIFICATES SHOULD NOT BE RETURNED WITH THE ENCLOSED PROXY CARD AND SHOULD NOT BE FORWARDED TO THE EXCHANGE AGENT EXCEPT WITH A TRANSMITTAL FORM, WHICH WILL BE PROVIDED TO HOLDERS FOLLOWING THE EFFECTIVE TIME.

          No dividends or other distributions declared with respect to IP Common Stock with a record date after the Effective Time will be paid to the holder of any certificate representing shares of Weston Common Stock until such certificate or receipt has been surrendered for exchange. Holders of certificates representing shares of Weston Common Stock will be paid the amount of dividends or other distributions with a record date after the Effective Time after surrender of such certificates, without any interest thereon.

          No certificates or scrip representing fractional shares of IP Common Stock will be issued upon the surrender for exchange of stock certificates and such fractional share interests will not entitle the owner thereof to vote or to any rights of a shareholder of International Paper. In lieu of fractional shares of IP Common Stock, the Surviving Corporation will pay each former holder of Weston Common Stock an amount in cash equal to the product obtained by multiplying (A) the fractional share interest to which such former holder (after taking into account all shares of Weston Common Stock held of record at the Effective Time by such holder) would otherwise be entitled by (B) the Average IP Common Stock Price.

     REPRESENTATIONS AND WARRANTIES

          The Merger Agreement contains certain customary mutual representations and warranties by each of International Paper and Weston relating to, among other things, (i) corporate organization, structure and power; (ii) subsidiaries; (iii) capitalization; (iv) authorization, execution, delivery, performance and enforceability of, required consents, approvals, orders and authorizations of governmental authorities relating to, and noncontravention of certain agreements as a result of, the Merger Agreement; (v) the accuracy of information contained in Weston's audited and unaudited financial statements and in documents filed by International Paper with the SEC, as the case may be, and the absence of undisclosed liabilities of each of International Paper and Weston; (vi) the accuracy of information supplied by each of International Paper and Weston in connection with the Registration Statement; (vii) absence of material changes or events with respect to each of International Paper and Weston since January 1, 1997; and (viii) engagement of and payment of fees to brokers, investment bankers, finders and financial advisors in connection with the Merger Agreement.

          In addition, the Merger Agreement contains certain additional representations and warranties by Weston relating to:
     (i) compliance with applicable law and litigation; (ii) matters relating to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"); (iii) tax matters; (iv) required shareholder vote in connection with the Merger; (v) intellectual property matters; (vi) certain material contracts; (vii) environmental matters; (viii) transactions with affiliates of Weston; (ix) insurance matters; (x) real property matters; and
     (xi) labor matters.

     CONDUCT OF BUSINESS

          Pursuant to the Merger Agreement, Weston has agreed that, except for certain exceptions, as otherwise expressly contemplated by the Merger Agreement or as consented to by International Paper in writing, such consent not to be unreasonably withheld or delayed, during the period from the date of the Merger Agreement to the Effective Time, Weston will, and will cause its subsidiaries to, carry on their respective businesses in the ordinary course consistent with past practice and in compliance in all material respects with all applicable laws and regulations and, to the extent consistent therewith, to use all reasonable efforts to preserve intact their current business organizations, use all reasonable efforts to keep available the services of their current officers and other key employees and preserve their relationships with those persons having business dealings with them to the end that their goodwill and ongoing businesses will be unimpaired at the Effective Time.

          Without limiting the generality of the foregoing (but subject to the above exceptions), during the period from the date of the Merger Agreement to the Effective Time, Weston has agreed that it will not, and will not permit any of its subsidiaries (except as specifically set forth in the Merger Agreement or in Weston's disclosure schedule thereto) to:

               (i) other than dividends and distributions by a direct or indirect wholly owned subsidiary of Weston to its parent, or by a subsidiary that is partially owned by Weston or any of its subsidiaries, provided that Weston or any such subsidiary receives or is to receive its proportionate share thereof, (a) declare, set aside, or pay any dividends on, or make any other distributions in respect of, or enter into any agreement with respect to the voting of, any of Weston's capital stock (except for quarterly cash dividends on Weston Common Stock at a rate not in excess of $1.10 per share of such stock); (b) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock; or (c) purchase, redeem or otherwise acquire any shares of capital stock of Weston or its subsidiaries or any other securities thereof or any rights, warrants, or options to acquire any such shares or other securities;

               (ii) issue, deliver, sell, pledge or otherwise encumber or subject to any lien any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities;

               (iii) amend Weston's Articles of Incorporation (the "Weston Articles"), Weston Regulations or other comparable organizational documents;

               (iv) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any person;

               (v) sell, lease, license, mortgage or otherwise encumber or subject to any lien or otherwise dispose of any of its properties or assets that are material in relation to Weston and its subsidiaries taken as a whole (including securitizations), other than in the ordinary course of business consistent with past practice;

               (vi)      take any action that would cause the
          representations and warranties set forth under clause (v) under "Representations and Warranties" above to no longer be true and correct;

               (vii) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for the obligations of any person; or make any loans, advances or capital contributions to, or investments in, any person other than its wholly owned subsidiaries, except in the ordinary course of business consistent with past practice;

               (viii) change its methods of accounting (or underlying assumptions) in effect at December 31, 1996, except as required by changes in generally accepted accounting principles, or change any of its methods of reporting income and deductions for federal income tax purposes from those employed in the preparation of the federal income tax returns of Weston for the taxable years ending December 31, 1996 and 1995, except as required by changes in law or regulation;

               (ix) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business consistent with past practice or in accordance with their terms, of liabilities reflected or reserved against in Weston's consolidated balance sheet dated September 30, 1997 or incurred in the ordinary course of business consistent with past practice since the date of such balance sheet;

               (x) create, renew, amend, terminate or cancel, or take any other action that may result in the creation, renewal, amendment, termination or cancellation of any of Weston's material contracts except in the ordinary course of business;

               (xi) pay, loan or advance any amount to, or sell, transfer or lease any properties or assets (real, personal or mixed, tangible or intangible) to, or enter into any agreement or arrangement with, any of its officers or directors or any affiliate or the immediate family members or associates of any of its officers or directors other than compensation in the ordinary course of business consistent with past practice; or

               (xii) authorize, or commit or agree to take, any of the foregoing actions.

     NO SOLICITATION

          The Merger Agreement provides that Weston will not, nor will it permit any of its subsidiaries to, nor will it authorize or permit any of its officers, directors or employees or any investment banker, financial adviser, attorney, accountant or other representative retained by it or any of its subsidiaries to, directly or indirectly through another person, (i) solicit, initiate, or encourage (including by way of furnishing information), or take any other action designed to facilitate, any inquiries or the making of any Takeover Proposal (as defined below) or (ii) participate in any discussions or negotiations regarding any Takeover Proposal. However, if the Weston Board determines in good faith, after consultation with outside counsel, that it is necessary to do so in order to act in a manner consistent with its fiduciary duties to its shareholders under applicable law, Weston may, in response to an unsolicited bona fide inquiry which did not otherwise result from a breach of this provision of the Merger Agreement and which is made or received prior to the obtaining of the approval of the Weston shareholders in regard to the Merger, from a third party ("Third Party") which the Weston Board believes in good faith has the intention of making and the capacity of consummating a Superior Proposal (as defined below), and subject to providing written notice of its decision to take such action to International Paper and compliance with the obligation under the Merger Agreement to advise International Paper of any request for information or any Takeover Proposal, their material terms and conditions and the identity of the person making such request or Takeover Proposal, pursuant to a customary confidentiality agreement (as determined by Weston based on the advice of its outside counsel, the terms of which are no more favorable to such person than the confidentiality agreement, dated October 7, 1997, between Weston and International Paper), furnish to the Third Party financial statements of Weston, a list of Weston's facilities and summary of Weston's production capacities and volumes for each of the past three fiscal years. The Merger Agreement provides further that Weston will not participate in negotiations with a Third Party until such Third Party has submitted to Weston a Superior Proposal. For purposes of the Merger Agreement, a "Takeover Proposal" means (1) any inquiry, proposal or offer from any person relating to any direct or indirect acquisition or purchase of a business that constitutes 10% or more of the net revenues, net income or the assets of Weston and its subsidiaries, taken as a whole, or 10% or more of any class of equity securities of Weston, (2) any tender offer or exchange offer that if consummated would result in any person beneficially owning any equity securities of Weston or (3) any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Weston (or any subsidiary of Weston whose business constitutes 10% or more of the net revenues, net income or the assets of Weston and its subsidiaries, taken as a whole), other than the transactions contemplated by the Merger Agreement.

          Except as expressly permitted by the Merger Agreement, neither the Weston Board, nor any committee thereof, will (i) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to International Paper, the approval or recommendation by the Weston Board or such committee of the Merger or the Merger Agreement, (ii) approve or recommend or propose publicly to approve or recommend any Takeover Proposal or
     (iii) cause Weston to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Takeover Proposal (an "Acquisition Agreement"). Notwithstanding the foregoing, the Weston Board, to the extent that it determines in good faith, after consultation with outside counsel, that, in light of a Superior Proposal, it is necessary to do so in order to act in a manner consistent with its fiduciary duties to its respective shareholders under applicable law, may terminate the Merger Agreement, solely in order to enter into an Acquisition Agreement with respect to any Superior Proposal, but only at a time that is after the fifth business day following International Paper' receipt of written notice advising International Paper that the Weston Board is prepared to accept a Superior Proposal specifying the material terms and conditions of such Superior Proposal and identifying the person making such Superior Proposal. For purposes of the Merger Agreement, a "Superior Proposal" means any proposal made by a third party to acquire, directly or indirectly, including pursuant to a tender offer, exchange offer, merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction, for consideration consisting of cash and/or securities, more than 50% of the combined voting power of the shares of the Weston Capital Stock or all or substantially all the assets of Weston and otherwise on terms which the Weston Board determines in its good faith judgment (based on the advice of an independent financial advisor of naturally recognized reputation) to be more favorable to Weston's shareholders than the Merger and for which financing, to the extent required, is then committed or which, in the good faith judgment of the Weston Board, is reasonably capable of being obtained by such third party. Under certain circumstances, Weston must pay International Paper up to $6.96 million in termination fees. See "--Termination" and "--Termination Fees."


          International Paper has agreed that neither it, Sub nor any of their affiliates will assert any claim or action for money damages against any of Weston, its officers or directors or any third party arising from or based upon any actual, proposed or potential termination of the Merger Agreement by Weston pursuant to the provisions set forth in the preceding two paragraphs, provided that (i) Weston complies in all material respects with such provisions, and (ii) such termination by the Weston Board is required to satisfy the directors' fiduciary duties under applicable law and they are so expressly advised in writing by counsel to Weston or to the Weston Board.


     CONDITIONS TO THE CONSUMMATION OF THE MERGER

          Each party's obligation to effect the Merger is subject to the satisfaction or waiver on or prior to the Closing Date of various conditions, which include, in addition to the other customary closing conditions, the following:

               (i) the Weston shareholders having approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Merger (See "INFORMATION CONCERNING THE WESTON SPECIAL MEETING--Record Date; Quorum; Vote Required");

               (ii) the waiting period (and any extension thereof) applicable to the Merger under the HSR Act having expired or been terminated;

               (iii) other than the filing with the Secretary of the State of Ohio described under "--Closing; Effective Time" and filings pursuant to the HSR Act, all consents, approvals and actions of, filings with and notices to any federal, state, local or foreign government, any court, administrative, regulatory or other governmental agency, commission or authority or any nongovernmental self-regulatory agency, commission or authority (a "Governmental Entity") required of Weston, International Paper or any of their subsidiaries to consummate the Merger and the other transactions contemplated thereby, the failure of which to be obtained or taken (a) is reasonably expected to have a material adverse effect on the Surviving Corporation and its prospective subsidiaries, taken as a whole, or (ii) will result in a violation of any laws having been obtained or waived;

               (iv) no judgment, order, decree, statute, law, ordinance, rule or regulation enacted, entered, promulgated, enforced or issued by any court or other Governmental Entity of competent jurisdiction or other legal restraint or prohibition (collectively, "Restraints") being in effect (a) preventing the consummation of the Merger, or (b) which otherwise is reasonably likely to have a material adverse effect on Weston or International Paper, as applicable; provided, however, that each of the parties shall have used its best efforts to prevent the entry of any such Restraints and to appeal as promptly as possible any such Restraints that may be entered;

               (v) the Registration Statement having become effective under the Securities Act prior to the mailing of this Proxy Statement/Prospectus by Weston to its shareholders and not being the subject of any stop order or proceedings seeking a stop order, threatened, entered or pending by the SEC; and

               (vi) the shares of IP Common Stock issuable to Weston shareholders in the Merger having been approved for listing on the NYSE, subject to official notice of issuance.

          In addition, each party's obligation to effect the Merger is subject to the satisfaction or waiver of the following additional conditions:

               (i) the representations and warranties of the other party to the Merger Agreement set forth in the Merger Agreement being true and correct in all material respects
          (or in all respects in the case of any representation or warranty containing any materiality qualifier) both when made and as of the Closing Date as if made as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), and each party having received a certificate to that effect dated the Closing Date and signed by a senior executive officer of such party; and

               (ii) the other party to the Merger Agreement having performed in all respects all obligations required to be performed by it under the Merger Agreement at or prior to the Closing Date, and each party having received a certificate to that effect dated the Closing Date and signed by a senior executive officer of such party.

          International Paper's obligation to effect the Merger is subject to the satisfaction or waiver of the following additional conditions:

               (i) no action, suit or proceeding by any Governmental Entity or other party before any court or governmental or regulatory authority being pending or threatened against Weston or International Paper or any of their subsidiaries challenging the validity or legality of the transactions contemplated by the Merger Agreement or the Shareholder
          Agreement, other than actions, suits or proceedings which, in the reasonable opinion of counsel to Weston and International Paper, are unlikely to result in an adverse judgement;

               (ii) International Paper having completed a due diligence investigation of Weston and its subsidiaries, including, but not limited to meetings with management, plant visitations and other informational requests in scope, detail, substance and result reasonably satisfactory to International Paper; this condition has been deemed to have been satisfied; and

               (iii) International Paper having received, in form and substance reasonably satisfactory to International Paper, an environmental assessment of Weston's real property. The condition described in this clause (iii) shall be deemed to have been satisfied unless the reasonable cost of any matters identified in such environmental assessment, including, but not limited to: (a) the investigation and/or remediation of contamination at any of Weston's properties; (b) fines, penalties or compliance obligations related to violations of applicable environmental laws or regulations; (c) liability for release, disposal or transportation of hazardous substances, oils, pollutants or contaminants sent to off-site locations or at former Weston facilities; and (d) capital costs to comply with environmental laws and regulations as in effect on the date of the Merger Agreement that will impose obligations on Weston that are not otherwise included in Weston's budgets, are not likely to exceed, in the aggregate, $10 million.

          Weston's obligation to effect the Merger is subject to the satisfaction or waiver of the following additional conditions:

               (i) Weston having received from its legal counsel, Keating, Muething & Klekamp, P.L.L., an opinion dated as of the Closing date to the effect that (a) the Merger will constitute a "reorganization" within the meaning of Section 368(a) of the Code, (b) International Paper, Sub and Weston will each be a party to such reorganization within the meaning of Section 368(b) of the Code, and (c) no gain or loss will be recognized by Weston or Weston's shareholders as a result of the Merger, except with respect to cash received by Weston shareholders in lieu of fractional shares of IP Common Stock or cash received by Weston shareholders exercising dissenters' rights under Section 1701.85 of the Ohio Revised Code; and

               (ii) Weston having received from Skadden, Arps, Slate, Meagher & Flom LLP, special counsel to International Paper, an opinion dated as of the Closing Date to the effect that the shares of IP Common Stock covered by the Registration Statement have been registered under the Securities Act for issuance to Weston shareholders pursuant to the terms of the Merger.

          Subject to certain limited exceptions specified in the Merger Agreement, a "material adverse change" or "material adverse effect" means, when used in connection with International Paper or Weston, any change, effect, event, occurrence or state of facts that is, or would reasonably be expected to be, materially adverse to the business, financial condition or results of operations of International Paper or Weston and their respective subsidiaries taken as a whole, and the terms "material" and "materially" have correlative meanings.

     TERMINATION

          The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the Merger Agreement and the transactions contemplated therein, including the Merger, by the Weston shareholders:

               (i) by mutual written consent of International Paper and Weston;

               (ii)      by either International Paper or Weston:

                         (a)  if the Merger has not been consummated
                    by June 30, 1998; provided, however, that the right to terminate the Merger Agreement as described in this clause (a) will not be available to any party whose failure to perform any of its obligations under the Merger Agreement has resulted in the failure of the Merger to be consummated by such date; provided, however, that the Merger Agreement may be extended not more than 30 days by either party by written notice to the other party if the Merger has not been consummated as a direct result of the condition described in clause (iii) of the first paragraph under "--Conditions to the Consummation of the Merger" failing to have been satisfied;

                         (b)   if the Weston shareholders have not
                    approved the Merger Agreement at the Weston
                    Special Meeting duly convened therefor or at any adjournment or postponement thereof; or

                         (c)   if any Restraints having the effects
                    described in clause (iv) under "--Conditions to the Consummation of the Merger" are in effect and have become final and nonappealable; provided that the party seeking to terminate the Merger Agreement pursuant to the termination right described in this clause (c) has used best efforts to prevent the entry of and to remove such Restraint;

               (iii) by International Paper, on the one hand, or Weston, on the other hand, if the other party has breached or failed to perform in any material respect any of its representations, warranties, covenants, or other agreements contained in the Merger Agreement, which breach or failure to perform would give rise to the failure of those conditions to the Merger described in clauses (i) and (ii) of the second paragraph under "--Conditions to the Consummation of the Merger," and which breach is incapable of being cured by the party in breach, or is not cured within 45 days of written notice thereof;

               (iv) by International Paper, if the condition described in clause (iii) of the third paragraph under "Conditions to the Consummation of the Merger," are not satisfied;


               (v) by Weston, prior to a vote of the Weston shareholders approving the Merger, in accordance with the second sentence of the second paragraph under "--No Solicitation;" provided that, in order for the termination of the Merger Agreement pursuant to the termination right described in this clause (v) to be deemed effective, Weston shall have complied with all the provisions described under "--No Solicitation," including the notice provisions therein and payment of the applicable termination fee described under "--Termination Fees."


     TERMINATION FEES


          The Merger Agreement provides that if Weston terminates the Merger Agreement pursuant to the termination right described in clause (v) under "--Termination," then Weston shall pay
     International Paper $6.96 million within five days of such termination.


     EXPENSES

          Whether or not the Merger is consummated, all fees and expenses incurred in connection with the Merger, the Merger
     Agreement and the transactions contemplated thereby will be paid by the party incurring such fees or expenses.

     AMENDMENT AND WAIVER

          The Merger Agreement may be amended by the parties thereto at any time before or after the approval of the Merger Agreement by the Weston shareholders; provided, however, that, after any such approval, there will not be made any amendment that by law requires further approval by Weston's shareholders without the further approval of such shareholders. The Merger Agreement may not be amended except by an instrument in writing signed on behalf of all of the parties.

          At any time prior to the Effective Time, a party may (i) extend the time for the performance of any of the obligations or other acts of the other parties, (ii) waive any inaccuracies in the representations and warranties of the other parties contained in the Merger Agreement or in any document delivered pursuant to the Merger Agreement or (iii) subject to the provision of the first sentence of the immediately preceding paragraph, waive compliance by the other parties with any of the agreements or conditions contained in the Merger Agreement. Any agreement on the part of a party to any such extension or waiver will be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to the Merger Agreement to assert any of its rights under the Merger Agreement or otherwise will not constitute a waiver of such rights.

                    COMPARISON OF RIGHTS OF SHAREHOLDERS OF
                        INTERNATIONAL PAPER AND WESTON

          The rights of IP shareholders are currently governed by the New York Business Corporation Law ("NYBCL") and International Paper's Restated Certificate of Incorporation ( the "IP Certificate") and By-Laws of International Paper, as amended February 12, 1997 (the " IP By-Laws"). The rights of Weston shareholders are currently governed by the Ohio Revised Code, the Weston Articles and the Weston Regulations. In accordance with the Merger Agreement, at the Effective Time, Weston shareholders will receive IP Common Stock as consideration. Accordingly, upon consummation of the Merger, the rights of Weston shareholders who become shareholders of International Paper in the Merger will be governed by the NYBCL, the IP Certificate and the IP By-Laws. The following are summaries of the material differences between the current rights of International Paper shareholders and Weston shareholders.


          The following discussions are not intended to be complete and are qualified in their entirety by reference to the Ohio Revised Code, the NYBCL, the Weston Articles, the Weston Regulations, the IP Certificate and the IP By-Laws. Copies of the IP Certificate and the IP By-Laws are included as Exhibits
     3.1 and 3.2, respectively, to this Proxy Statement/Prospectus, and are incorporated herein by reference. Copies of the Weston Articles and the Weston Regulations are incorporated by reference herein and will be sent to shareholders of Weston, upon request. See "WHERE YOU CAN FIND MORE INFORMATION."


     AUTHORIZED CAPITAL

          International Paper. The authorized capital stock of International Paper consists of 400,000,000 shares of IP Common Stock, 8,750,000 shares of serial preferred stock, par value $1.00, and 400,000 shares of Cumulative $4 Preferred Stock, without par value (the "IP $4 Preferred Stock").

          Weston. The authorized capital stock of Weston consists of 3,000,000 shares of Weston Common Stock.

     BOARD OF DIRECTORS

          International Paper. Pursuant to the IP Certificate, the number of directors of International Paper will not be less than 9 nor more than 18, with the precise number determined by a majority of the IP Board. The current number of International Paper directors is 13. The IP Board is divided into three classes with each class consisting as nearly as possible of one-third of the total number of directors on the IP Board elected for a three-year term. At each annual meeting of shareholders, one class of directors is elected. Classification of directors has the effect of making it more difficult for shareholders to change the composition of the IP Board. A quorum at any meeting of the IP Board consists of a third of the total number of directors if there were no vacancies. The NYBCL does not provide for cumulative voting in the election of directors unless provided for in the certificate of incorporation. The IP Certificate does not provide for cumulative voting.

          Weston. Pursuant to the Weston Articles and Weston Regulations, the number of directors will be seven. Such number may be amended from time to time by the Weston shareholders but will not be less than three. Currently, there are six Weston directors. The Weston Board is not divided into classes and the directors are elected for one-year terms at Weston's annual shareholders meeting. Cumulative voting is available to Weston shareholders in the election of directors.

     COMMITTEES OF THE BOARD OF DIRECTORS

          International Paper. Pursuant to the IP By-Laws, the IP Board may, by a majority vote, designate one or more committees of the directors of International Paper.

          Weston.  Pursuant to the Weston Regulations, the Weston
     Board may, by a majority vote, designate one or more committees of the directors of Weston.

     NEWLY CREATED DIRECTORSHIPS AND VACANCIES

          International Paper. Pursuant to the IP Certificate and the IP By-Laws, vacancies occurring in any International Paper directorship and newly created International Paper directorships shall be filled by a majority vote of the remaining directors, except if such a director has been elected by the holders of IP $4 Preferred Stock, then the vacancy may only be filled by the holders of the IP $4 Preferred Stock.

          Weston. Pursuant to the Weston Articles, any vacancy on the Weston Board may be filled by the affirmative vote of a majority of the remaining directors then in office.

     REMOVAL OF DIRECTORS

          International Paper. Pursuant to the IP Certificate, no director may be removed from office prior to the expiration date of the director's term of office, except for cause and by the affirmative vote of the holders of 80% of the combined voting power of the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class, a similar vote is required in order to amend this provision.


          Weston. The Weston Articles and Weston Regulations do not address the removal of directors. However, the Ohio Revised Code provides that a director may be removed without cause by the affirmative vote of the holders of a majority of the outstanding shares of stock entitled to vote for the election of directors.


     SPECIAL MEETINGS OF SHAREHOLDERS

          International Paper. A special meeting of International Paper shareholders may be called by the IP Board, the Chairman of the Board or by the President. The President or Secretary of International Paper is required to call a special meeting whenever requested in writing to do so by shareholders holding not less than 20% of the International Paper capital stock then outstanding and entitled to vote.

          Weston. A special meeting of Weston shareholders may be called by the Chairman of the Weston Board, the President, any Vice President, the Secretary, an Assistant Secretary, the Weston Board by action at a meeting, a majority of the directors acting without a meeting or by persons who hold 25% or more of the outstanding shares of Weston Common Stock and are entitled to vote at a meeting.

     QUORUM AT SHAREHOLDERS MEETINGS

          International Paper. The IP By-Laws provide that the holders of one-third of the issued and outstanding stock entitled to vote thereat, present in person or by proxy, shall constitute a quorum at all shareholder meetings.

          Weston. The holders of a majority of the shares entitled to vote at any meeting of the shareholders, present in person or by proxy, shall constitute a quorum at all shareholder meetings.

     AMENDMENT OF GOVERNING DOCUMENTS

          International Paper. Under the NYBCL, except for certain specified matters, an amendment or change to the IP Certificate must be authorized by the IP Board, followed by the affirmative vote of the majority of all outstanding shares entitled to vote thereon at a meeting of shareholders. In addition, certain specified amendments affecting the rights of holders of a class of securities must be approved by a vote of the majority of all outstanding shares of such class entitled to vote thereon, even though they ordinarily would not have voting rights. Under the NYBCL, certain specified amendments to a company's articles of incorporation may be made by the board of directors without shareholder approval. Under the IP Certificate, any proposal to amend or repeal certain provisions of the IP Certificate including provisions relating to business combinations, the size of the board of directors, classifications of directors, removal of directors, indemnification of directors and transactions with interested directors requires the affirmative vote of not less than 80% of the outstanding shares entitled to vote. Under the NYBCL, by-laws may be adopted or repealed by a majority vote of all shareholders entitled to vote in the election of directors. When provided by a company's certificate of incorporation or a by-law adopted by the shareholders, as is the case with International Paper, a majority of the board of directors may also adopt, amend or repeal by-laws. Any by-law adopted by a company's board of directors without shareholder approval may be amended or repealed by a majority of votes cast at a meeting of shareholders. By their terms, the IP By-Laws may be amended at any annual meeting, or at any special meeting called for that purpose, by a vote of majority of the shares represented and entitled to vote thereat. By majority vote of the whole IP Board, the IP Board may amend the IP By-Laws but any such action may be amended by the shareholders at any annual meeting.

          Weston. The Ohio Revised Code provides that the vote of two-thirds of all outstanding shares of Weston Common Stock is required to amend the Weston Articles. The Weston Regulations may be amended by the vote of a majority of all outstanding shares of Weston Common Stock at any meeting of shareholders.

     FAIR PRICE AND OTHER PROVISIONS

          International Paper. Section 912 of the NYBCL prohibits a company from entering into a business combination (e.g., a merger, consolidation, sale of 10% or more of a company's assets, or issuance of securities with an aggregate market value of 5% or more of the aggregate market value of all of the company's outstanding capital stock) with a beneficial owner of 20% or more of a company's securities (a "20% shareholder") for a period of five years following the date such beneficial owner became a 20% shareholder (the "stock acquisition date"), unless, among other things, such business combination or the purchase of stock resulting in the 20% shareholder's beneficial ownership was approved by the company's board of directors prior to the stock acquisition date or the business combination is approved by the affirmative vote of the holders of a majority of the outstanding voting stock exclusive of the stock beneficially owned by the 20% shareholder.

          Weston. Chapter 1704 of the Ohio Revised Code prohibits Weston from entering into a Chapter 1704 Transaction (as defined herein) with the beneficial owner or affiliates of such beneficial owner of 10% or more of the outstanding shares of the corporation (an "interested shareholder") for at least three years following the date on which the interested shareholder attains such 10% ownership, unless the Weston Board approves, prior to such person becoming an interested shareholder, either the transaction or the acquisition of shares resulting in a 10% ownership. A Chapter 1704 Transaction is broadly defined to include, among other things, a merger or consolidation with, a sale of substantial assets to, or the receipt of a loan, guaranty or other financial benefit which is not proportionately received by all shareholders from the interested shareholder. Following the expiration of such three-year period, a Chapter 1704 Transaction with the interested shareholder is permitted only if either the transaction is approved by the holders of at least two-thirds of the voting power of the corporation, including a majority of the outstanding shares, excluding those owned by the interested shareholder, or the business combination results in the shareholders other than the interested shareholder receiving a prescribed fair price for their shares. One significant effect of Chapter 1704 is to cause an interested shareholder to negotiate with the board of directors of a corporation prior to becoming an interested shareholder. The Weston Board has approved the proposed merger with International Paper for purposes of Chapter 1704.

          Section 1701.831 of the Ohio Revised Code requires a vote of shareholders in order for any person to surpass 20%, 33-1/3% and 50% ownership thresholds. Persons seeking to acquire such percentage of ownership and executive officers of the corporation are prohibited from voting on the proposed share acquisition. A majority of those shares voting is required to approve the transaction. This section does not apply to the proposed Merger.

          Section 1707.043 of the Ohio Revised Code requires a person or entity that makes a proposal to acquire the control of a corporation to repay to that corporation any profits made from trades in the corporation's stock within 18 months after making the control proposal.

                                    EXPERTS

          The consolidated financial statements and schedule included in International Paper's Annual Report on Form 10-K for the year ended December 31, 1996, incorporated by reference in this Proxy Statement/Prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein, in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

          The consolidated financial statements of Weston for the years ended December 31, 1997, 1996 and 1995 have been audited by Coopers & Lybrand L.L.P., independent accountants, as indicated in their reports with respect thereto, in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

                                 LEGAL MATTERS

          Certain legal matters with respect to the validity of the IP Common Stock to be issued pursuant to the Merger will be passed upon for International Paper by Skadden, Arps, Slate, Meagher & Flom LLP, International Paper's special counsel. Certain legal matters with respect to the federal income tax consequences of the Merger will be passed upon for Weston by Keating, Muething & Klekamp P.L.L., Weston's special counsel.

                      WHERE YOU CAN FIND MORE INFORMATION

          International Paper files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that the companies file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. International Paper's public filings are also available to the public from commercial document retrieval services and at the Internet World Wide Web site maintained by the SEC at "http://www.sec.gov." Reports, proxy statements and other information concerning International Paper also may be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

          International Paper has filed the Registration Statement to register with the SEC the shares of IP Common Stock to be issued to Weston shareholders in the Merger. This Proxy Statement/Prospectus is a part of the Registration Statement and constitutes a prospectus of International Paper, as well as a proxy statement of Weston for the Weston Special Meeting.

          As allowed by SEC rules, this Proxy Statement/Prospectus does not contain all the information that shareholders can find in the Registration Statement or the exhibits to the Registration Statement.

          The SEC allows International Paper to "incorporate by reference" information into this Proxy Statement/Prospectus, which means that International Paper can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this Proxy Statement/Prospectus, except for any information superseded by information contained directly in the Proxy Statement/Prospectus. This Proxy Statement/Prospectus incorporates by reference the documents set forth below that International Paper has previously filed with the SEC. These documents contain important information about International Paper and its financial condition.

     International Paper SEC Filings (File No. 1-9924)      Period
     -------------------------------------------------      ------

     Annual Report on Form 10-K . . . . . . . . . . . .     Year ended December 31, 1996

     Quarterly Reports on Form 10-Q . . . . . . . . . .     Quarters ended March 31, 1997, June 30, 1997 and
                                                            September 30, 1997

     Current Reports on Form 8-K. . . . . . . . . . . .     Dated February 12, 1997, April 9, 1997, June 23, 1997,
                                                            July 8, 1997, July 23, 1997, January 13, 1998 and
                                                            January 20, 1998

     Registration Statement on Form 8-A . . . . . . . .     Dated July 20, 1976, as amended, setting forth a description of the International Paper capital stock and dated April 17,
                                                            1987, as amended December 14, 1989, relating to the common share purchase rights described therein (and the related
                                                            Current Report on Form 8-K filed April 17, 1987).

          International Paper incorporates by reference additional documents that it may file with the SEC between the date of this Proxy Statement/Prospectus and the date of the Weston Special Meeting. These include periodic reports, such as an Annual Report on Form 10-K, Quarterly Report on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

          International Paper has supplied all information contained or incorporated by reference in this Proxy Statement/ Prospectus relating to International Paper, and Weston has supplied all such information relating to Weston.

          If you are a shareholder, you can obtain any of the documents incorporated by reference through International Paper, or the SEC or the SEC's Internet World Wide Web site described above. Documents incorporated by reference are available from International Paper without charge, excluding all exhibits unless specifically incorporated by reference as exhibits in this Proxy Statement/Prospectus. Shareholders may obtain documents incorporated by reference in this Proxy Statement/Prospectus by requesting them in writing or by telephone from International Paper at the following address:

                         INTERNATIONAL PAPER COMPANY
                         TWO MANHATTANVILLE ROAD
                         PURCHASE, NEW YORK 10577
                         (914) 397-1500

     Documents incorporated by reference are available from Weston without charge, excluding all exhibits unless specifically incorporated by reference as exhibits in this Proxy Statement/Prospectus. Shareholders may obtain documents incorporated by reference in this Proxy Statement/Prospectus by requesting them in writing or by telephone from Weston at the following address:

                         THE WESTON PAPER AND MANUFACTURING CO.
                         2001 NORTH NINETEENTH STREET
                         TERRE HAUTE, INDIANA  47804
                         (812) 232-0521


          If you would like to request documents from International Paper or Weston, please do so by April 10, 1998 to receive them before the Weston Special Meeting. If you request any such documents, the companies will mail them to you by first-class mail, or other equally prompt means, within one business day of receipt of your request.

          YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT/PROSPECTUS TO VOTE YOUR SHARES AT THE WESTON SPECIAL MEETING. WESTON AND INTERNATIONAL PAPER HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS. THIS PROXY STATEMENT/PROSPECTUS IS DATED MARCH 16, 1998. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THE PROXY STATEMENT/PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THAT DATE, AND NEITHER THE MAILING OF THIS PROXY STATEMENT/PROSPECTUS TO SHAREHOLDERS NOR THE ISSUANCE OF INTERNATIONAL PAPER'S SECURITIES IN THE MERGER SHALL CREATE ANY IMPLICATION TO THE CONTRARY.



                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     General

               Weston manufactures corrugating medium which it uses in the production of corrugated containers. Demand for corrugated containers is cyclical and has historically corresponded to changes in the rate of growth in the United States economy. Although Weston primarily sells its products in midwestern and southern states, due to the international demand for paper products, exchange rates for the United States dollar also impact demand. Growth in the United States economy generally stimulates demand for packaging products. The cyclicality of demand is accentuated by the inelasticity of supply due to the capital intensive nature of the industry. Because productive capacity cannot be added quickly, during periods of rising demand, inventory levels tend to fall, exerting upward pressure on prices. In periods when capacity exceeds demand, efforts to control inventory levels are limited because mills operate most economically near capacity operating levels.

     Results of Operations

               1997 versus 1996

               Net sales for 1997 were $217.9 million, a decrease of approximately 4.3 percent compared with net sales of $227.8 million for 1996. Gross profit for 1997 was $17.6 million, a decrease of approximately 53.8 percent, compared with gross profit of $38.1 million for 1996. The operating loss for 1997 was $2.6 million compared with operating income of $17.2 million for 1996. Net income decreased to $41,000 in 1997 from $12.3 million in 1996, and net income per common share decreased to $0.08 per share in 1997 from $23.68 per share in 1996. Selling and administrative expenses remained relatively flat, actually decreasing to $20.2 million in 1997 from $20.9 million in 1996.

               Sales and earnings in 1997 were adversely affected by declining product prices which resulted in significantly lower average selling prices for Weston's products compared with 1996. This price pressure did not begin to reverse until the end of Weston's third quarter of 1997. Lower average selling prices decreased net sales by approximately $28.6 million versus the prior fiscal year.

               During 1997, published industry prices for corrugating medium decreased approximately 23 percent from 1996 (with corresponding decreases in converted product prices) before recovering during the fourth quarter of 1997. Strengthening industry fundamentals, including year-over-year growth in corrugated product shipments and reduced containerboard mill operating rates to control inventories, resulted in $40 per ton increases in published industry prices for corrugating medium in both June 1997 and August 1997 and subsequent increases in converted product prices. Further, published industry prices for containerboard increased an additional $50 per ton in October 1997.

               Shipments of corrugated product were approximately 5.0 billion square feet in 1997, an increase of approximately 8.5% from 1996.

               1996 versus 1995

               Net sales for 1996 were $227.8 million, a decrease of approximately 11.7 percent compared with net sales of $257.8 million for 1995. Gross profit for 1996 was $38.1 million, a decrease of approximately 30.6 percent, compared with gross profit of $54.9 million for 1995. Operating income for 1996 was $17.2 million, a decrease of approximately 49.8%, compared with operating income of $34.3 million for 1995. Net income decreased to $12.3 million in 1996 from $22.5 million in 1995, and net income per common share decreased to $23.68 per share in 1996 from $43.44 per share in 1995. Selling and administrative expenses remained relatively flat, increasing to $20.9 million in 1996 from $20.6 million in 1995.

               Net sales in 1996 were adversely affected by declining product prices which resulted in significantly lower average selling prices for Weston's products compared with 1995. Lower average selling prices decreased net sales by approximately $27.7 million versus 1995. Average selling prices for Weston's corrugated product decreased approximately 10.8% in 1996 versus 1995.

               Shipments of corrugated product were approximately 4.6 billion square feet in 1996, a decrease of approximately 1.0 percent from 1995.

     Liquidity and Capital Resources

               Weston has historically financed its operations through cash provided by operating activities. Weston's principal uses of cash are to pay operating expenses, fund capital expenditures and make acquisitions. Net cash provided by operating activities was $5.3 million, $23.8 million and $32.2 million in 1997, 1996 and 1995, respectively. The declining trend was primarily due to lower operating earnings.

               Capital expenditures of $10.8 million in 1997 decreased from $15.2 million in 1996. Capital expenditures in 1997 were used to increase equipment capacity and operating efficiencies at Weston's box plants. Capital expenditures for 1998 are expected to be approximately $12.0 million, which Weston anticipates to fund through cash provided by operating activities.

               In September 1996, Weston acquired certain assets of a corrugated box plant in Kansas City, Missouri, for approximately $5.7 million in cash and the assumption of approximately $89,000 in liabilities. The purchase was accounted for under the purchase method of accounting and, accordingly, only the results of its operations from the date of acquisition have been included in Weston's 1996 consolidated statement of income. The operations of the Kansas City box plant contributed significantly to Weston's volume during 1997.

               Weston sells its common stock only through its officer and key employee bonus plans and its dividend reinvestment plan. Sales of common stock in 1997, 1996 and 1995 were $0.7 million, $0.5 million and $0.8 million, respectively. Weston purchased $1.0 million, $0.4 million and $0.2 million in treasury stock, respectively, in 1997, 1996 and 1995. Weston also declared $3.1 million in common stock dividends in 1997, $2.8 million in 1996 and $2.8 million in 1995. Weston repaid $0.3 million, $0.6 million and $0.6 million in notes payable relating to an earlier acquisition in 1997, 1996 and 1995, respectively.


               At December 31, 1997, Weston had working capital of $32.2 million, a decrease of $10.4 million from December 31, 1996, primarily due to lower cash and short-term investments.
     The decrease in cash and short-term investments was primarily due to management's decision to increase long-term investments.


               The signs of improvement in product price levels is continuing during the first quarter of 1998.

               The Company has conducted a review of its computer systems to identify those areas that could be affected by the "Year 2000" issue and is developing a plan to resolve the issue. The Company believes that by modifying existing software, and converting to new software, the Year 2000 problem can be resolved
     without significant operational difficulties.   Weston believes
     that it will cost approximately $200,000 to become Year 2000 compliant.

     REPORT OF INDEPENDENT ACCOUNTANTS

     To the Shareholders and
       the Board of Directors
     The Weston Paper and Manufacturing Co.
     Terre Haute, Indiana

     We have audited the consolidated balance sheets of The Weston Paper and Manufacturing Co. and subsidiary as of December 31, 1997 and 1996, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Weston Paper and Manufacturing Co. and subsidiary as of December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

                                        /s/ COOPERS & LYBRAND L.L.P.

     Indianapolis, Indiana
     February 2, 1998


     THE WESTON PAPER AND MANUFACTURING CO.
     CONSOLIDATED BALANCE SHEET
     December 31, 1997 and 1996

                       ASSETS                       1997         1996

      Current assets:
         Cash and cash equivalents              $   854,108   $ 2,706,146
         Marketable securities, at cost,
           which approximates market              3,898,412    18,147,716
         Accounts receivable, less
           allowance for doubtful
           accounts of $400,000 in 1997
           and 1996                              28,897,373    23,091,963
         Inventories                             18,633,969    18,262,605
         Prepaid expenses                           183,650       125,810
                                                -----------    ----------
           Total current assets                  52,467,512    62,334,240
                                                -----------    ----------

      Properties and equipment, at cost:
       Land and land improvements                 6,956,692    6,726,365
       Buildings                                 31,484,410   29,308,570
       Machinery and equipment                  157,652,942  149,798,762
                                                -----------  -----------
                                                196,094,044  185,833,697
       Less accumulated depreciation           (105,465,381) (98,178,887)
                                               ------------  ------------
                                                 90,628,663   87,654,810
        Construction in progress                  1,024,564    3,623,390
                                               ------------  -----------
                                                 91,653,227   91,278,200

      Long-term investments                      12,699,526    5,280,675
                                               ------------  -----------
                                                  4,326,650    3,723,334
                                               ------------  -----------
           Other assets                        $161,146,915  $162,616,449
                                               ============  ===========


        LIABILITIES AND SHAREHOLDERS' EQUITY        1997       1996

      Current liabilities:
        Accounts payable                       $ 16,014,013  $ 13,895,859
        Accrued liabilities:
          Salaries and wages                      2,774,645     3,930,969
          Taxes, other than income taxes          1,472,787     1,571,596
        Income taxes payable                              0        59,183
        Notes payable                                     0       300,000
                                                -----------   -----------
          Total current liabilities              20,261,445    19,757,607
                                                -----------   -----------

       Postretirement benefit obligation          4,412,009     4,073,668

    Deferred income taxes                        15,345,213     14,385,213

    Shareholders' equity:
        Common stock, $.50 par value;
         authorized 3,000,000 shares in 1997
         and 800,000 shares in 1996; issued
         517,055 and 496,807 shares in 1997
         and 1996, respectively, including 708
         and 2,955 shares in treasury in 1997
         and 1996, respectively                     258,528        248,404
        Capital in excess of par value           27,987,230     25,304,324
        Retained earnings                        92,976,654     99,237,293
                                               ------------    -----------
                                                121,222,412    124,790,021
        Less treasury stock, at cost                (94,164)      (390,060)
                                               -------------   ------------
                                                121,128,248     124,399,961
                                               -------------   ------------
                                               $161,146,915   $ 162,616,449
                                               ============   =============

     The accompanying notes are an integral part of the consolidated financial statements.


     THE WESTON PAPER AND MANUFACTURING CO.
     CONSOLIDATED STATEMENT OF INCOME
     for the years ended December 31, 1997, 1996, and 1995

                                      1997         1996          1995

      Net sales                  217,931,855   $ 227,755,498  $ 257,816,716
      Cost of goods sold         200,335,831     189,683,932    202,947,435
                                 -----------   -------------  --------------

        Gross profit              17,596,024      38,071,566     54,869,281

      Selling and administrative
        expenses                  20,214,164      20,850,340     20,591,085
                                  ----------    ------------   -------------

        Income (loss) from
          operations              (2,618,140)     17,221,226     34,278,196

      Other income, net (including
        interest earned of $1,400,592,
        $1,757,891 and $1,017,008 in
        1997, 1996, and 1995,
        respectively)              2,837,159       2,731,060      2,132,358
                                   ---------      ----------    ------------

      Income before provision for
      income taxes                   219,019      19,952,286     36,410,554

      Provision for income taxes     178,000       7,677,000     13,920,000
                                   ---------      ----------    ------------
         Net income                $  41,019      12,275,286    $22,490,554
                                   =========      ==========    ============

      Net income per common share  $    0.08      $    23.68    $     43.44
                                   =========      ==========    ===========

     The accompanying notes are an integral part of the consolidated financial statements.



THE WESTON PAPER AND MANUFACTURING CO.
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY for the years ended December 31, 1997, 1996 and 1995

                                                            Capital in                                            Total
                            Outstanding       Common         Excess of        Retained          Treasury      Shareholders'
                               Shares         Stock          Par Value        Earnings           Stock            Equity
                            -----------       ------        ----------        --------          --------      -------------
Balance, January 1, 1995       442,345    $     221,891   $  18,494,419    $  75,974,919    $    (172,320)   $  94,518,909

Net income                           0                0      22,490,554                0                0       22,490,554

Common stock issued
to key employees                   864                0               0                0          103,680          103,680

Dividend reinvestment            5,914            2,957         728,123                0                0          731,080

Cash dividends
declared, $6.00 per
share                                0                0      (2,805,027)               0                0       (2,805,027)

5% stock dividend               22,237           10,824       2,742,763       (2,824,147)          70,560                0

Purchase of treasury
stock                           (1,710)               0               0                0         (217,058)        (217,058)
                         -------------    -------------   -------------    -------------    -------------    -------------
Balance, December
31, 1995                       469,650          235,672      21,965,305       92,836,299         (215,138)     114,822,138


Net income                           0                0      12,275,286                0                0       12,275,286

Common stock issued
to key employees                 3,567              937         236,934                0          215,138          453,009

Cash dividends
declared, $5.60 per
share                                0                0      (2,760,412)               0                0       (2,760,412)

5% stock dividend               23,590           11,795       3,102,085       (3,113,880)               0                0

Purchase of treasury
stock                           (2,955)               0               0                0         (390,060)        (390,060)
                         -------------    -------------   -------------    -------------    -------------    -------------
Balance, December
31, 1996                       493,852          248,404      25,304,324       99,237,293         (390,060)     124,399,961

Net income                           0                0               0           41,019                0           41,019

Common stock issued
to key employees                 1,668                0               0                0          220,176          220,176

Dividend reinvestment
plan                             3,968            1,984         525,806                0                0          527,790

Cash dividends
declared, $6.00 per
share                                0                0               0       (3,070,782)               0       (3,070,782)

5% stock dividend               24,353            8,140       2,157,100       (3,230,876)       1,065,636                0

Purchase of treasury
stock                           (7,494)               0               0                0         (989,916)        (989,916)
                         -------------    -------------   -------------    -------------    -------------    -------------
Balance, December
31, 1997                       516,347    $     258,528   $  27,987,230    $  92,976,654    $     (94,164)   $ 121,128,248
                         =============    =============   =============    =============    =============    =============

The accompanying notes are an integral part of the consolidated financial statements.




THE WESTON PAPER AND MANUFACTURING CO.
CONSOLIDATED STATEMENT OF CASH FLOWS
for the years ended December 31, 1997, 1996, and 1995

                                                     1997             1996             1995
                                                     ----             ----             ----
 Cash flows from operating activities:
   Net Income                                   $     41,019     $ 12,275,286     $ 22,490,554
                                                ------------     ------------     ------------
 Adjustments to reconcile net income to net
 cash provided by operating activities:
     Depreciation and amortization                10,856,028       10,482,739       10,291,711
     Deferred taxes                                  960,000          482,000         (235,000)
     Gain on sale of properties and
       equipment                                    (294,346)        (146,391)         (95,170)
     Increase (decrease) in cash provided
       by operating accounts:
          Accounts receivable                     (5,805,410)       3,983,156          171,880
          Inventories                               (371,364)      (1,424,106)      (1,538,248)
          Prepaid expenses                           (57,840)          35,960          (15,139)
          Other assets                            (1,178,282)        (342,277)         248,696
          Accounts payable                         2,118,154         (477,947)      (1,194,037)
          Accrued liabilities                     (1,255,133)        (198,926)       1,278,082
          Postretirement benefit obligation          338,341          345,707          393,420
          Income taxes payable                       (59,183)      (1,202,344)         410,818
                                                ------------     ------------     ------------
              Total adjustments                    5,250,965       11,537,571        9,717,013
                                                ------------     ------------     ------------
              Net cash provided by operating
                activities                         5,291,984       23,812,857       32,207,567
                                                ------------     ------------     ------------

 Cash flows from investing activities:
   Plant acquisition:
     Inventories                                           0         (755,829)               0
     Properties and equipment                              0       (5,000,000)               0
     Liabilities assumed                                   0           88,943                0
   Proceeds from maturities of securities         36,014,542       52,315,648       19,853,253
   Purchase of securities                        (29,184,089)     (50,981,618)     (41,162,252)
   Proceeds from sale of properties and
     equipment                                       398,384          321,883          324,980
   Capital expenditures                          (10,797,814)     (15,185,170)      (9,709,288)
   Timberland activity                                37,687           29,483           36,563
                                                ------------     ------------     ------------
              Net cash used in investing
                activities                        (3,531,290)     (19,166,660)     (30,656,744)
                                                ------------     ------------     ------------

 Cash flows from financing activities:
   Dividends declared                             (3,070,782)      (2,760,412)      (2,805,027)
   Issuance of common stock                          747,966          453,009          834,760
   Purchase of treasury stock                       (989,916)        (390,060)        (217,058)
   Repayment of notes payable                       (300,000)        (600,000)        (600,000)
                                                ------------     ------------     ------------
              Net cash used in financing
                activities                        (3,612,732)      (3,297,463)      (2,787,325)
                                                ------------     ------------     ------------
              Net increase (decrease) in
                cash and cash equivalents         (1,852,038)       1,348,734       (1,236,502)

Cash and cash equivalents beginning of year        2,706,146        1,357,412        2,593,914
                                                ------------     ------------     ------------
Cash and cash equivalents, end of year          $    854,108     $  2,706,146     $  1,357,412
                                                ============     ============     ============
 Supplemental disclosure of cash flow
 information:
   Cash paid during the period:
       Income taxes                             $    132,176     $  8,397,344     $ 13,744,182
                                                ============     ============     ============
       Interest                                 $      9,273     $     57,373     $    108,341
                                                ============     ============     ============

The accompanying notes are an integral part of the consolidated financial statements.



     THE WESTON PAPER AND MANUFACTURING CO.
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     1.  BUSINESS DESCRIPTION AND SUMMARY OF SIGNIFICANT ACCOUNTING
         POLICIES:

         a. BUSINESS: The Weston Paper and Manufacturing Co. (the "Company") operates principally as a manufacturer of corrugated containers and sells its products primarily in the midwestern and southern states to a variety of industries including food products, manufacturing, and wholesale trade.

         b. SIGNIFICANT ACCOUNTING POLICIES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Following is a summary of the significant accounting policies used in the preparation of these financial statements.

            The consolidated financial statements include the accounts and operations of The Weston Paper and Manufacturing Co. and its subsidiary, Wabash Fibre Box Co. All significant intercompany balances and transactions have been eliminated.

            The Company purchases certain grades of paperboard from and sells other paperboard to the same unrelated companies. Net sales of this kind, amounting to $38,000,000, $45,000,000 and $69,000,000 in 1997, 1996 and
            1995, respectively, have been omitted from net sales and have reduced cost of goods sold in the accompanying consolidated statement of income.

            Cash equivalents include funds held in temporary, short-term investments having maturities of not more than three months. Marketable securities are short-term investments having maturities from three months to one year.

            Inventories are stated at the lower of cost or market with cost determined on the last-in, first-out (LIFO) basis for the majority of inventories. Had the first-in, first-out
            (FIFO) method been used, inventories would have been $5,148,000, $4,102,000 and $8,854,000 greater than reported at December 31, 1997, 1996 and 1995, respectively.

            Depreciation of properties and equipment is provided on the straight-line method. Maintenance and repairs are charged to income as incurred while renewals and replacements are capitalized. When depreciable assets are retired or sold, the cost and related accumulated depreciation are removed from the accounts, with any gain or loss included in income.


            Marketable securities and long-term investments are mainly in U.S. government securities. These securities and investments are carried at amortized cost and considered
            "available-for-sale."   At December 31, 1997 and 1996 the
            aggregate fair value approximated the carrying value and gross unrealized holding gains and losses were immaterial. The Company's long-term investments generally have original maturities ranging from one to nine years. At December 31, 1997, based on original maturity, the Company's long-term investments included $6,756,940 in the one to three year maturity category and $5,942,586 in the greater than three year category.


            Intangible assets have been recorded in connection with various acquisitions. Such assets are being amortized using the straight-line method over their estimated remaining lives. Intangible assets are included with other assets in the consolidated balance sheet.

            Deferred income taxes are determined utilizing a liability method, which gives consideration to the future tax consequences associated with temporary differences between financial accounting and the tax bases of assets and liabilities. The differences relate to items such as depreciable assets, postretirement benefits, and pension expense.

            Net income per common share is computed by using the weighted average number of shares outstanding during the year. The Company does not have dilutive potential common shares. Net income per share reported in 1996 and 1995 has been restated to give effect to the 5% stock dividend in 1997.

     2.  ACQUISITION:

         In September 1996, the Company acquired certain assets of a corrugated box plant in Kansas City, Missouri, for approximately $5,667,000 in cash and assumed certain of its liabilities totaling approximately $89,000. The acquisition was accounted for by the purchase method of accounting and, accordingly, only the results of its operations from the date of acquisition have been included in the 1996 consolidated statement of income.

     3.  NOTES PAYABLE:

         Notes payable, which relate to a prior acquisition, were payable in quarterly payments of $150,000 each, plus interest at the prime rate (8.25% at December 31, 1996). Notes payable were repaid in 1997.

     4.  INCOME TAXES:

         A summary of the provision for income taxes for 1997, 1996 and 1995 is as follows:

                                        1997           1996           1995

         Current:
           Federal                      $(760,000)     $6,485,000     $12,500,000
           State                          (22,000)        710,000       1,655,000
                                        ---------      ----------     -----------
                                         (782,000)      7,195,000      14,155,000

         Deferred                         960,000         482,000        (235,000)
                                        ---------      ----------     -----------
                                        $178,000       $7,677,000     $13,920,000
                                        =========      ==========     ===========

         The reconciliation of the provision for income taxes with the amount computed by applying the statutory federal income tax rate to income before income taxes is as follows:

                                                                 1997           1996           1995


         Tax at statutory rate (35% for 1997, 1996 and 1995)     $  77,000      $6,983,000     $12,744,000
         State income taxes, net of federal income tax benefit     (64,000)        503,000         937,000
         Nondeductible amortization of intangible assets           158,000         158,000         158,000
         Other                                                       7,000          33,000          81,000
                                                                 ---------      ----------     -----------

                                                                 $ 178,000      $7,677,000     $13,920,000

     5.  PENSION PLANS:

         The Company has six noncontributory, defined benefit plans covering substantially all employees. The plans provide benefits based on participants' length of service and a flat dollar benefit (four plans), highest average earnings (one plan), and career average earnings (one plan). Benefits of the two plans which are based on a measure of earnings are integrated with Social Security benefits.

         Pension costs are funded as required by statutory funding standards. Contributions were $90,170, $85,891 and $126,313 for 1997, 1996 and 1995, respectively.

         A discount rate of 6.75% in 1997, 7.25% in 1996, and 6.75% in
         1995 and a rate of increase of 4.5% for 1997, 1996 and 1995 in future compensation levels were used in determining the actuarial present value of the projected benefit obligation. The assumed long-term rate of return on plan assets was 8%.

         Pension cost included the following components:

                                                                 1997                1996           1995

          Service cost of benefits earned during the year    $  1,685,726       $ 1,561,188    $ 1,398,096
          Interest cost on projected benefit obligation         3,173,139         3,150,469      2,984,095
          Actual investment return on assets                  (14,439,081)       (9,811,726)   (11,789,386)
          Deferred gain on assets                               9,424,640         5,384,718      8,224,407
          Other, net                                             (782,536)         (208,719)      (101,681)
                                                            -------------       -----------    -----------
               Pension cost (benefit)                       $    (938,112)      $    75,930    $   715,531
                                                            =============       ===========    ===========

         The funding status of the plans and the prepaid pension cost at December 31 are as follows:

                                                                                  1997          1996

          Vested benefit obligations                                            $45,116,844    $36,704,044
          Nonvested benefit obligations                                           3,808,346      2,587,000
                                                                                -----------    -----------
             Accumulated benefit obligations                                     48,925,190     39,291,044

          Additional amounts related to actuarially assumed
             compensation increases                                               7,095,741      5,389,665
                                                                                -----------    -----------
          Total projected benefit obligations                                    56,020,931     44,680,709

          Plan assets at fair value, primarily commingled funds
             and equity and interest-bearing securities                          76,288,670     64,459,935
                                                                                -----------    ----------

               Plan assets in excess of projected benefit obligations           $20,267,739   $19,779,226

          Unrecognized net gains                                                (21,314,048)  (19,154,246)
          Remaining unrecognized transition asset                                  (534,364)     (811,854)
          Prior service cost                                                      5,205,900     2,783,819
                                                                                -----------    ----------
               Prepaid pension cost, included in other assets                   $ 3,625,227    $2,596,945

     6.  POSTRETIREMENT BENEFIT OBLIGATION:

         The Company sponsors unfunded retiree medical and life insurance plans for employees. The components of the net periodic postretirement benefit cost charged to income for 1997, 1996 and 1995 are as follows:


                                                         1997       1996      1995

         Service cost                                  $142,876  $140,465  $154,560
         Interest cost                                  261,060   261,644   269,567
         Amortization of unrecognized net loss (gain)    (6,392)    7,623    14,048
                                                       --------  --------  --------
                                                       $397,544  $409,732  $438,175
                                                       ========  ========  ========

         The current cost of the life insurance portion for 1997, 1996 and 1995 is $114,401, $95,549 and $94,459, respectively. An annual increase of 6.5%, 6.7% and 7.0% in the cost of covered medical benefits was assumed for 1997, 1996 and 1995, respectively, and such rates are assumed to decrease linearly to 5.6% by 2001 and remain at that level thereafter. Increasing the assumed health care cost trend rate by one percentage point would have increased the accumulated postretirement benefit obligation by $294,488 and the net periodic cost by $43,506 in 1997. The discount rate used in determining the accumulated postretirement benefit obligation was 6.75%, 7.25% and 6.75% for 1997, 1996 and 1995,
         respectively, and the salary increase assumption used (life insurance only) was 4.5% for 1997, 1996 and 1995.

         The following table sets forth the plan's status reconciled with the amount shown in the Company's balance sheet at December 31:

                                                               1997           1996

         Accumulated postretirement benefit obligation:
           Retired plan participants                        $  799,908     $  721,663
           Active plan participants                          2,920,615      2,929,671
         Unrecognized net gain                                 590,463        311,978
         Unrecognized prior service cost                       101,023        110,356
                                                            ----------     ----------
             Postretirement benefit obligation              $4,412,009     $4,073,668
                                                            ==========     ==========

     7.  SUBSEQUENT EVENT:

         On February 2, 1998, the Company announced that it had entered into a merger agreement pursuant to which all the Company's outstanding common stock will be exchanged for common stock of International Paper Co. The transaction, which is valued at $232,000,000 and is subject to shareholder and regulatory approval, is expected to be completed in the second quarter of 1998.

         The accompanying consolidated financial statements do not include any adjustments to the historical carrying value of the Company's assets or liabilities at December 31, 1997 that may result from this transaction.



                                                                    ANNEX A

                        AGREEMENT AND PLAN OF MERGER

                                   AMONG

                        INTERNATIONAL PAPER COMPANY

                        WOLVERINE ACQUISITION CORP.

                                    AND

               THE WESTON PAPER AND MANUFACTURING CO.


                        DATED AS OF JANUARY 29, 1998




            AGREEMENT AND PLAN OF MERGER dated as of January 29, 1998, by and among INTERNATIONAL PAPER COMPANY, a New York corporation ("Parent"), WOLVERINE ACQUISITION CORP., an Ohio corporation and a direct wholly owned subsidiary of Parent ("Sub"), and THE WESTON PAPER AND MANUFACTURING CO., an Ohio corporation (the "Company").

            WHEREAS, each of Parent, Sub and the Company desire to enter into a transaction whereby Sub will merge with and into the Company (the "Merger"), with the Company being the surviving corporation, upon the terms and subject to the conditions set forth in this Agreement, whereby each issued and outstanding share of common stock, par value $.50 per share, of the Company ("Company Common Stock"), other than shares owned by Parent or the Company, will be converted into the right to receive the Merger Consideration (as defined in Section 2.1(c));

            WHEREAS, the respective Boards of Directors of Parent, Sub and the Company have each determined that the Merger and the other transactions contemplated hereby are consistent with, and in furtherance of, their respective business strategies and goals and are in the best interests of their respective stockholders, and Parent has approved this Agreement and the Merger as the sole stockholder of Sub;

            WHEREAS, the parties desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger;

            WHEREAS, for federal income tax purposes, it is intended that the Merger will qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code") and that this Agreement is intended to be and hereby is adopted as a plan of reorganization within the meaning of Section 368 of the Code; and

            WHEREAS, concurrently with the execution of this Agreement, and as an inducement to Parent and Sub to enter into this Agreement, Parent and certain stockholders of the Company have entered into a Stockholder Agreement, dated as of the date hereof (the "Stockholder Agreement"), providing, among other things, that such stockholders will vote, or cause to be voted, at the Company Stockholders Meeting (as defined in Section 2.1(c)) all of the shares of Company Common Stock owned by them in favor of the Merger.

            NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, the parties agree as follows:

                                 ARTICLE I

                                 THE MERGER

            SECTION 1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Ohio General Corporation Law (the "OGCL"), Sub shall be merged with and into the Company at the Effective Time (as defined in Section 1.3). Following the Effective Time, the Company shall be the surviving corporation (in this capacity, the "Surviving Corporation").

            SECTION 1.2 Closing. The closing of the Merger (the "Closing") will take place at 10:00 a.m. on a date to be specified by the parties (the "Closing Date"), which shall be no later than the second business day after satisfaction or waiver of the conditions set forth in Article VI at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, 919 Third Avenue, New York, New York, unless another time, date or place is agreed to by the parties hereto.

            SECTION 1.3 Effective Time. Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the parties shall cause the Merger to be consummated by filing a certificate of merger or other appropriate documents (in any such case, the "Certificate of Merger") executed in accordance with the relevant provisions of the OGCL and shall make all other filings or recordings required under the OGCL. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of Ohio, or at such subsequent date or time as Sub and the Company shall agree and specify in the Certificate of Merger (the time the Merger becomes effective being hereinafter referred to as the "Effective Time").

            SECTION 1.4 Effects of the Merger. The Merger shall have the effects set forth in the OGCL.

            SECTION 1.5 Articles of Incorporation and Code of Regulations of the Surviving Corporation. The Articles of Incorporation and Code of Regulations of Sub, as in effect immediately prior to the Effective Time, shall be the Articles of Incorporation and Code of Regulations of the Surviving Corporation (except that Article I of the Articles of Incorporation of the Surviving Corporation shall be amended as of the Effective Time to read as follows: "The name of the Corporation is THE WESTON PAPER AND MANUFACTURING CO."), and thereafter may be changed or amended only as provided therein or by applicable law.

            SECTION 1.6 Directors and Officers. The directors and officers of Sub at the Effective Time shall, from and after the Effective Time, be the directors and officers, respectively, of the Surviving Corporation until their successors shall have been duly elected or appointed or qualified or until their earlier death, resignation or removal in accordance with the Articles of Incorporation and the Code of Regulations of the Surviving Corporation.

            SECTION 1.7 Reservation of Right to Revise Transaction. Parent shall have the right to change the method of effecting the business combination between Parent and the Company, and each party to this Agreement shall cooperate in such efforts; provided, however, that no such change shall (i) alter or change the amount or kind of consideration to be issued to holders of Company Common Stock, (ii) materially adversely affect the proposed accounting treatment for the Merger or the tax treatment to Parent, Sub, the Company or their respective stockholders, (iii) materially delay receipt of any approval referred to in Section 6.1(d) or the consummation of the transactions contemplated by this Agreement or (iv) alter the meaning or accuracy, truth and correctness of the representations and warranties of the Company.

                                 ARTICLE II

                 EFFECT OF THE MERGER ON THE CAPITAL STOCK
                      OF THE CONSTITUENT CORPORATIONS;
                          EXCHANGE OF CERTIFICATES

            SECTION 2.1 Effect on Capital Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of Company Common Stock:

            (a) Capital Stock of Sub. Each issued and outstanding share of the common stock, par value $.01 per share, of Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one fully paid and nonassessable share of common stock, par value $.01 per share, of the Surviving Corporation.

            (b) Cancellation of Treasury Stock. Each share of Company Common Stock held in the Company's treasury shall automatically be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

            (c) Conversion of Company Common Stock.

            (i) Subject to Section 2.2(e), each issued and outstanding share of Company Common Stock (other than shares to be cancelled in accordance with Section 2.1(b) and shares as to which dissenters' rights are exercised) shall be converted into the right to receive the number (the "Exchange Ratio") of fully paid and nonassessable shares of common stock, par value $1.00 per share, of Parent ("Parent Common Stock") (rounded, if necessary, to the nearest one-thousandth of a share) determined by dividing $447.6051 by the Average Price (as defined below).

            (ii) "Average Price" shall mean the arithmetic average of the closing sales prices of Parent Common Stock reported on the New York Stock Exchange, Inc. ("NYSE") Composite Tape on the last twenty (20) days on which Securities are traded on such exchange preceding the fifth such day prior to the meeting of the Company's stockholders for the purpose of voting on the adoption of this Agreement ("Company Stockholders Meeting").

            (iii) The consideration to be issued to holders of Company Common Stock is referred to herein as the "Merger Consideration." As of the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a certificate representing any such shares of Company Common Stock shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration and any cash in lieu of fractional shares of Parent Common Stock to be issued or paid in consideration therefor upon surrender of such certificate in accordance with Section 2.2, without interest.

            SECTION 2.2 Exchange of Certificates.

            (a) Exchange Agent. As of the Effective Time, Parent shall enter into an agreement with such bank or trust company as may be designated by Parent and reasonably satisfactory to the Company (the "Exchange Agent"), which shall provide that Parent shall deposit with the Exchange Agent as of the Effective Time, for the benefit of the holders of shares of Company Common Stock, for exchange in accordance with this
Article II, through the Exchange Agent, certificates representing the shares of Parent Common Stock (such shares of Parent Common Stock, together with any dividends or distributions with respect thereto with a record date after the Effective Time and any cash payable in lieu of any fractional shares of Parent Common Stock being hereinafter referred to as the "Exchange Fund") issuable pursuant to Section 2.1 in exchange for outstanding shares of Company Common Stock.

            (b) Exchange Procedures. As soon as reasonably practicable after the Effective Time, the Exchange Agent shall mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of Company Common Stock (the "Certificates") whose shares were converted into the right to receive the Merger Consideration pursuant to Section 2.1, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions, not inconsistent with the terms and conditions of this Agreement, as the Company and Parent may reasonably specify) and (ii) instructions for use in surrendering the Certificates in exchange for the Merger Consideration. Upon surrender of a Certificate for cancellation to the Exchange Agent, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor a certificate representing that number of whole shares of Parent Common Stock which such holder has the right to receive pursuant to the provisions of this Article II, certain dividends or other distributions with respect to Parent Common Stock in accordance with
Section 2.2(c) and cash in lieu of any fractional share of Parent Common Stock in accordance with Section 2.2(e), and the Certificate so surrendered shall forthwith be cancelled. Notwithstanding anything to the contrary contained herein, no certificate representing Parent Common Stock, or cash in lieu of a fractional share interest in Parent Common Stock, shall be delivered to a person who is an affiliate of the Company for purposes of qualifying the Merger for pooling of interests accounting treatment under Opinion 16 of the Accounting Principles Board and applicable Securities and Exchange Commission ("SEC") rules and regulations, unless such person has executed and delivered an agreement in the form of Exhibit A hereto. In the event of a surrender of a Certificate representing shares of Company Common Stock which are not registered in the transfer records of the Company under the name of the person surrendering such Certificate, a certificate representing the proper number of shares of Parent Common Stock may be issued to a person other than the person in whose name the Certificate so surrendered is registered if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such issuance shall pay any transfer or other taxes required by reason of the issuance of shares of Parent Common Stock to a person other than the registered holder of such Certificate or establish to the satisfaction of Parent that such tax has been paid or is not applicable. Until surrendered as contemplated by this Section 2.2, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration, as applicable, which the holder thereof has the right to receive in respect of such Certificate pursuant to the provisions of this Article II, certain dividends or other distributions in accordance with Section 2.2(c) and cash in lieu of any fractional share of Parent Common Stock in accordance with Section 2.2(e). No interest shall be paid or will accrue on any cash payable to holders of Certificates pursuant to the provisions of this Article II.

            (c) Distributions with Respect to Unexchanged Shares. No dividends or other distributions with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Common Stock represented thereby, and, in the case of Certificates representing Company Common Stock, no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 2.2(e), and all such dividends, other distributions and cash in lieu of fractional shares of Parent Common Stock shall be paid by Parent to the Exchange Agent and shall be included in the Exchange Fund, in each case until the surrender of such Certificate in accordance with this Article II, subject to Section 2.2(f). Subject to the effect of applicable escheat or similar laws, following surrender of any such Certificate, there shall be paid to the holder of the certificate representing whole shares of Parent Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of dividends or other distributions with respect to the Parent Common Stock with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock and, in the case of Certificates representing Company Common Stock, the amount of any cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.2(e) and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time and with a payment date subsequent to such surrender payable with respect to such whole shares of Parent Common Stock.

            (d) No Further Ownership Rights in Company Common Stock. All shares of Parent Common Stock issued upon the surrender for exchange of Certificates in accordance with the terms of this Article II (including any cash paid pursuant to this Article II) shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to the shares of Company Common Stock, as applicable, theretofore represented by such Certificates. This provision, however, is subject to the rights of the stockholders of the Company under Section 1701.85 of the OGCL and to the Surviving Corporation's obligations to pay any dividends or make any other distributions with a record date prior to the Effective Time which may have been declared or made by the Company on such shares of Company Common Stock which remain unpaid at the Effective Time. There shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be cancelled and exchanged as provided in this Article II, except as otherwise provided by law.

            (e) No Fractional Shares.

            (i) No certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates, no dividend or distribution of Parent shall relate to such fractional share interests and such fractional share interests will not entitle the owner thereof to vote or to any rights of a stockholder of Parent.

            (ii) The Surviving Corporation shall pay each former holder of Company Common Stock an amount in cash equal to the product obtained by multiplying (A) the fractional share interest to which such former holder (after taking into account all shares of Company Common Stock held of record at the Effective Time by such holder) would otherwise be entitled by (B) the Average Price as determined in accordance with
      Section 2.1.

            (iii) As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Certificates formerly representing Company Common Stock with respect to any fractional share interests, the Exchange Agent shall make available such amounts to such holders of Certificates formerly representing Company Common Stock subject to and in accordance with the terms of
      Section 2.2(c).

            (f) Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of the Certificates for six months after the Effective Time shall be delivered to Parent, upon demand, and any holders of the Certificates who have not theretofore complied with this Article II shall thereafter look only to Parent for payment of their claim for Merger Consideration, any dividends or distributions with respect to Parent Common Stock, and any cash in lieu of fractional shares of Parent Common Stock.

            (g) No Liability. None of Parent, Sub, the Company, the Surviving Corporation or the Exchange Agent shall be liable to any person in respect of any shares of Parent Common Stock, any dividends or distributions with respect thereto, any cash in lieu of fractional shares of Parent Common Stock or any cash from the Exchange Fund, in each case delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

            (h) Investment of Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund, as directed by Parent, on a daily basis. Any interest and other income resulting from such investments shall be paid to Parent.

            (i) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such person of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration and, if applicable, any unpaid dividends and distributions on shares of Parent Common Stock deliverable in respect thereof and any cash in lieu of fractional shares of Parent Common Stock, in each case pursuant to this Agreement.

            SECTION 2.3 Certain Adjustments. If between the date hereof and the Effective Time, the outstanding shares of Parent Common Stock shall be changed into a different number of shares by reason of any reclassification, recapitalization, split-up, combination or exchange of shares, or any dividend or other distribution payable in stock or other securities shall be declared thereon with a record date within such period, the Exchange Ratio shall be adjusted accordingly to provide to the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such reclassification, recapitalization, split-up, combination, exchange or dividend.

            SECTION 2.4 Shares of Dissenting Stockholders. Notwithstanding anything to the contrary, any issued and outstanding shares of Company Common Stock held by a stockholder of the Company exercising rights under
Section 1701.85 of the OGCL to dissent from the Merger and require appraisal of their shares of Company Common Stock (a "Dissenting Stockholder") shall not be converted as described in Section 2.1(c) but, as of the Effective Time, shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist and shall become the right to receive such consideration as may be determined to be due to such Dissenting Stockholder pursuant to the laws of the State of Ohio; provided, however, that the shares of Company Common Stock outstanding immediately prior to the Effective Time and held by a Dissenting Stockholder who shall, after the Effective Time, withdraw his demand for appraisal, otherwise fail to perfect his right of appraisal or lose his right of appraisal, in either case as of the Effective Time, shall be converted into the right to receive the Merger Consideration. The Company shall give Parent (i) prompt notice of any written demands for appraisal of shares of Company Common Stock received by the Company and
(ii) the opportunity to direct all negotiations and proceedings with respect to such demands. The Company shall not, without the prior written consent of Parent, voluntarily make any payment with respect to, or settle, offer to settle or otherwise negotiate, any such demands.

                                ARTICLE III

                       REPRESENTATIONS AND WARRANTIES

            SECTION 3.1 Representations and Warranties of the Company. Except as set forth on the Disclosure Schedule delivered by the Company to Parent prior to the execution of this Agreement (the "Company Disclosure Schedule") and making reference to the particular subsection of this Agreement to which exception is being taken, the Company represents and warrants to Parent as follows:

            (a) Organization, Standing and Corporate Power.

            (i) Each of the Company and its subsidiaries is a corporation or other legal entity duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized and has the requisite corporate or other power, as the case may be, and authority to carry on its business as now being conducted, except, as to subsidiaries, for those jurisdictions where the failure to be in good standing individually or in the aggregate would not have a material adverse effect (as defined in Section 8.3) on the Company. Each of the Company and its subsidiaries is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except for those jurisdictions where the failure to be so qualified or licensed or to be in good standing individually or in the aggregate would not have a material adverse effect on the Company.

            (ii) The Company has delivered to Parent prior to the execution of this Agreement complete and correct copies of its Articles of Incorporation and Code of Regulations, each as amended to date, and has made available to Parent prior to the execution of this Agreement complete and correct copies of the Articles of Incorporation, Code of Regulations or comparable organizational documents, in each case as amended to date, of each of its subsidiaries.

            (iii) In all material respects, the minute books of the Company contain accurate records of all meetings and accurately reflect all other actions taken by the stockholders, the Board of Directors and all committees of the Board of Directors of the Company since January 1, 1994.

            (b) Subsidiaries. Section 3.1(b) of the Company Disclosure Schedule sets forth a true and correct list of all of the subsidiaries of the Company and identifies the jurisdiction of incorporation or organization and the officers and directors for each such subsidiary. All the outstanding shares of capital stock of, or other equity interests in, each Company subsidiary have been validly issued and are fully paid and nonassessable and are owned directly or indirectly by the Company, free and clear of all pledges, claims, liens, charges, encumbrances and security interests of any kind or nature whatsoever (collectively, "Liens") and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests).

            (c) Capital Structure. The authorized capital stock of the Company consists of 3,000,000 shares of Company Common Stock. As of the date of this Agreement, (i) 518,314 shares of Company Common Stock were issued and outstanding; and (ii)708 shares of Company Common Stock were held by the Company in its treasury. All outstanding shares of Company Common Stock have been duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. Except as set forth in this Section 3.1(c), there are (x) not issued, reserved for issuance or outstanding (A) any shares of capital stock or other voting securities of the Company, (B) any securities of the Company or any Company subsidiary convertible into or exchangeable or exercisable for shares of capital stock or voting securities of the Company, (C) any warrants, calls, options or other rights to acquire from the Company or any Company subsidiary, and any obligation of the Company or any Company subsidiary to issue, any capital stock, voting securities or securities convertible into or exchangeable or exercisable for capital stock or voting securities of the Company, and (y) no outstanding obligations of the Company or any Company subsidiary to repurchase, redeem or otherwise acquire any such securities or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities. There are no outstanding (A) securities of the Company or any Company subsidiary convertible into or exchangeable or exercisable for shares of capital stock or other voting securities or ownership interests in any Company subsidiary, (B) warrants, calls, options or other rights to acquire from the Company or any Company subsidiary, and any obligation of the Company or any Company subsidiary to issue, any capital stock, voting securities or other ownership interests in, or any securities convertible into or exchangeable or exercisable for any capital stock, voting securities or ownership interests in, any Company subsidiary or (C) obligations of the Company or any Company subsidiary to repurchase, redeem or otherwise acquire any such outstanding securities of Company subsidiaries or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities. Neither the Company nor any Company subsidiary is a party to any agreement restricting the transfer of, relating to the voting of, requiring registration of, or granting any preemptive or antidilutive rights with respect to, any securities of the type referred to in the two preceding sentences. Other than Company subsidiaries identified in Section 3.1(b) of the Company Disclosure Schedule, the Company does not directly or indirectly beneficially own any securities or other beneficial ownership interests in any other entity.

            (d) Authority; Noncontravention. The Company has all requisite corporate power and authority to enter into this Agreement and, subject, in the case of the Merger, to the Company Stockholder Approval (as defined in Section 3.1(k)) to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of the Company, subject, in the case of the Merger, to the Company Stockholder Approval. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Sub, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms. Except as set forth in Section 3.1(d) of the Company Disclosure Schedule, the execution and delivery of this Agreement do not, and the consummation of the transactions contemplated by this Agreement and compliance with the provisions of this Agreement will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a benefit under, or result in the creation of any Lien upon any of the properties or assets of the Company or any of its subsidiaries under, (i) the Articles of Incorporation, Code of Regulations of the Company or the comparable organizational documents of any of its subsidiaries, (ii) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise, license or similar authorization applicable to the Company or any of its subsidiaries or their respective properties or assets or (iii) subject to the governmental filings and other matters referred to in the following sentence, any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the Company or any of its subsidiaries or their respective properties or assets, other than, in the case of clauses
(ii) and (iii), any such conflicts, violations, defaults, rights, losses or Liens that individually or in the aggregate would not (x) have a material adverse effect on the Company or (y) reasonably be expected to impair in any material respect the ability of the Company to perform its obligations under this Agreement. No consent, approval, order or authorization of, action by or in respect of, or registration, declaration or filing with, any federal, state, local or foreign government, any court, administrative, regulatory or other governmental agency, commission or authority or any nongovernmental self-regulatory agency, commission or authority (a "Governmental Entity") is required by or with respect to the Company or any of its subsidiaries in connection with the execution and delivery of this Agreement by the Company or the consummation by the Company of the transactions contemplated by this Agreement, except for (1) the filing of a pre-merger notification and report form by the Company under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"); (2) the filing of a pre-merger notice, application or other information pursuant to the Illinois Responsible Party Transfer Act; (3) the filing of the Certificate of Merger with the Secretary of State of Ohio and such filings with Governmental Entities to satisfy the applicable requirements of state securities or "blue sky" laws; and (4) such consents, approvals, orders or authorizations the failure of which to be made or obtained individually or in the aggregate would not (x) have a material adverse effect on the Company or (y) reasonably be expected to impair in any material respect the ability of the Company to perform its obligations under this Agreement.

            (e) Financial Statements; Undisclosed Liabilities.

            (i) The audited consolidated financial statements of the Company for the fiscal years ended [December 31, 1996 and 1995] and the unaudited financial statements of the Company for the [nine-month period ended September 30, 1997] (collectively, the "Company Financial Statements") have been prepared from, and are in accordance with, the books and records of the Company and its consolidated subsidiaries, have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of the Company and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end adjustments).

            (ii) Except (A) as reflected or reserved against in the Company's consolidated balance sheet dated as of September 30, 1997 included in the Company Financial Statements (the "Balance Sheet") or in the notes thereto, (B) for liabilities or obligations incurred after September 30, 1997 in the ordinary course of business consistent with past practice and which, individually or in the aggregate, would not have a material adverse effect on the Company, or (C) for liabilities or obligations incurred in connection with this Agreement or the transactions contemplated hereby, neither the Company nor any of its subsidiaries has any material liabilities or obligations (whether absolute, accrued, contingent or otherwise) of any nature.

            (iii) Set forth in Section 3.1(e) of the Company Disclosure
      Schedule is a true and complete list of all material businesses of the Company and its subsidiaries which have been sold, transferred or otherwise disposed of or discontinued within the past five years (the "Discontinued Businesses"). Except as set forth in Section 3.1(e) of the Company Disclosure Schedule, neither the Company nor any of its subsidiaries has incurred, since the respective dates such Discontinued Businesses were sold, transferred or otherwise disposed of or discontinued, any liabilities or obligations (whether absolute, accrued, contingent or otherwise) of any nature, and neither the Company nor any of its subsidiaries has any ongoing liabilities, obligations or contingencies with respect to such Discontinued Businesses.

            (f) Information Supplied. None of the information supplied or to be supplied by the Company specifically for inclusion or incorporation by reference in (i) the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the issuance of Parent Common Stock in the Merger (the "Form S-4") will, at the time the Form S-4 becomes effective under the Securities Act of 1933, as amended (the "Securities Act"), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) the Proxy Statement (as defined in Section 5.1) will, at the date it is first mailed to the Company's stockholders or at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

            (g) Absence of Certain Changes or Events. Except for liabilities or obligations incurred in connection with this Agreement or the transactions contemplated hereby and except as disclosed in Section 3.1(g) of the Company Disclosure Schedule and except for liabilities and obligations permitted by Section 4.1(a), since January 1, 1997, the Company and its subsidiaries have conducted their business only in the ordinary course, and there has not been (i) any material adverse change (as defined in Section 8.3) in the Company, (ii) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any of the Company's capital stock, except for regular quarterly cash dividends declared in the amount of $1.10 per share of Company Common Stock, (iii) any split, combination or reclassification of any of the Company's capital stock or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of the Company's capital stock, (iv)(A) any granting by the Company or any of its subsidiaries to any current or former director, executive officer or other key employee of the Company or its subsidiaries of any increase in compensation, bonus or other benefits, except for normal increases as a result of promotions, normal increases of base pay in the ordinary course of business or as was required under any employment agreements in effect as of January 1, 1997, (B) any granting by the Company or any of its subsidiaries to any such current or former director, executive officer or key employee of any increase in severance or termination pay, or (C) any entry by the Company or any of its subsidiaries into, or any amendment of, any employment, deferred compensation, consulting, severance, termination or indemnification agreement with any such current or former director, executive officer or key employee, (v) except insofar as required by a change in GAAP, any change in accounting methods, principles or practices by the Company materially affecting its assets, liabilities or business, (vi) any tax election that, individually or in the aggregate, would have a material adverse effect on the Company or any of its tax attributes or any settlement or compromise of any material income tax liability, or (vii) any action taken by the Company or any of the Company subsidiaries during the period from January 1, 1997 through the date of this Agreement that, if taken during the period from the date of this Agreement through the Effective Time, would constitute a breach of
Section 4.1(a).

            (h) Compliance with Applicable Laws; Litigation.

            (i) The Company, its subsidiaries and employees hold all permits, licenses, variances, exemptions, orders, registrations and approvals of all Governmental Entities which are required for the operation of the businesses of the Company and its subsidiaries (the "Company Permits"). Neither the Company nor any of its subsidiaries has received notice that any Company Permit will be terminated or modified or cannot be renewed in the ordinary course of business, and the Company has no knowledge of any reasonable basis for any such termination, modification or nonrenewal, except for such terminations, modifications or nonrenewals as individually and in the aggregate would not have or result in a material adverse effect on the Company. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby do not and will not violate any Company Permit, or result in any termination, modification or nonrenewals thereof, except for such violations, terminations, modifications or nonrenewals thereof as individually and in the aggregate would not have or result in a material adverse effect on the Company. The Company and its subsidiaries are in compliance in all material respects with the terms of the Company Permits and all applicable statutes, laws, ordinances, rules and regulations.

            (ii) As of the date of this Agreement, except as set forth in
      Section 3.1(h) of the Company Disclosure Schedule, no action, demand, requirement or investigation by any Governmental Entity and no suit, action or proceeding by any person, in each case with respect to the Company or any of its subsidiaries or any of their respective properties which could result in a material adverse effect is pending or, to the knowledge (as defined in Section 8.3) of the Company, threatened.

            (i)  Benefit Plan Representations.

            (i) Section 3.1(i) of the Company Disclosure Schedule contains a complete and correct list of (A) any "employee benefit plan" within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), (B) any other employee benefit plan, arrangement or policy, including without limitation, any stock option, stock purchase, stock award, stock appreciation, deferred compensation, pension, retirement, savings, profit sharing, incentive, bonus, health, life insurance, cafeteria, flexible spending, dependent care, fringe benefit, vacation pay, holiday pay, disability, sick pay, workers compensation, unemployment, severance, employee loan, educational assistance plan, arrangement or policy, and (C) any employment, indemnification, consulting or severance agreement, whether written or oral (each item listed herein, a "Company Benefit Plan"), which is sponsored or maintained by the Company, or to which the Company contributes or is required to contribute, on behalf of current or former employees, consultants or directors of the Company or their beneficiaries or dependents. The Company has not communicated to present or former employees of the Company or formally adopted or authorized any additional Company Benefit Plan or any change in or termination of any existing Company Benefit Plan. The Company has not made any commitment to create any additional Company Benefit Plan or to terminate or modify or change in any respect any existing Company Benefit Plan. Each Company Benefit Plan covers only current or former employees of the Company and its beneficiaries or dependents.

            (ii) The Company has made available to Parent complete and correct copies of each Company Benefit Plan, or written summaries of any unwritten Company Benefit Plan, any collective bargaining agreement covering employees of the Company, any employee handbook applicable to employees of the Company, and, with respect to each Company Benefit Plan, the current summary plan description, related trust agreements, insurance contracts and other material service contracts, the latest Internal Revenue Service ("IRS") determination letter, the latest annual financial statements, the last three years' annual reports on IRS Form 5500 (including all required schedules and accountant's opinions), the last three years' actuarial reports, and the last three years' Pension Benefits Guaranty Corp. ("PBGC") Forms-1 (and, if applicable, Forms 1-ES).

            (iii) Each Company Benefit Plan is and has been operated and administered, in all material respects, in accordance with its terms, the terms of any applicable collective bargaining agreement and all applicable laws. Each employee benefit plan which is a "group health plan," within the meaning of Section 4980B of the Code maintained by the Company, and any of its ERISA Affiliates has been operated and administered in material compliance with the continuation coverage requirements of Section 4980B of the Code and Part 6 of Title I of ERISA. Each Company Benefit Plan intended to be tax-qualified under
      Section 401(a) of the Code has received a favorable determination letter from the IRS as to its tax-qualified status under the Code and to the knowledge of the Company nothing has occurred since the date of such favorable determination letter which would adversely affect the qualified status of such plan.

            (iv) No Company Benefit Plan provides health or life insurance benefits to retirees or other terminated employees of the Company other than continuation coverage required by Section 4980B of the Code, except as set forth in Section 3.1(i) of the Company Disclosure Schedule.

            (v) No Company Benefit Plan is a multiemployer plan within the meaning of Section 3(37) of ERISA ("Multiemployer Plan"), and the Company has no outstanding liability with respect to any Multiemployer Plan.

            (vi) With respect to any "defined benefit plan", within the meaning of Section 3(35) of ERISA, maintained or contributed to by the Company or any of its ERISA Affiliates: (a) no such plan has incurred an "accumulated funding deficiency" (within the meaning of Section 412 of the Code), whether or not waived; (b) all contributions required to have been made to any such plan under
      Section 412 of the Code or Section 302 of ERISA have been made when due; (c) no notice of intent to terminate any such plan has been filed with the PBGC or distributed to participants and no amendment terminating any such plan has been adopted; (d) no proceedings to terminate any such plan have been instituted by the PBGC and no event or condition has occurred which might constitute grounds under
      Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any such plan, (e) no amendment has been adopted which has or could reasonably be expected to subject the plan to the requirements of Section 401(a)(29) of the Code; (f) no "reportable event" within the meaning of ERISA Section 4043 of ERISA (for which the 30-day notice requirement has not been waived by the PBGC) has occurred within the last six years; (g) no lien has arisen under ERISA or the Code, or is likely to arise, on the assets of the Company and (h) neither the Company nor any of its ERISA Affiliates has incurred any liability under Title IV of ERISA (contingent or otherwise) other than for PBGC premiums not yet due.

            (vii) No material event has occurred and no material condition exists with respect to any Company Benefit Plan or any employee benefit plan previously maintained by the Company which could subject any Company Benefit Plan, the Company, Parent or any of their employees, agents, directors or affiliates (as defined in Section 8.3), directly or indirectly (through an indemnification agreement or otherwise), to a material liability for a breach of fiduciary duty, or a "prohibited transaction," within the meaning of Section 406 of ERISA or Section 4975 of the Code, or a material tax, penalty or fine under Section 502 of ERISA or Subtitle D, Chapter 43 of the Code.

            (viii) No Company Benefit Plan or related trust is liable for any federal, state, local or foreign taxes.

            (ix) There are no material actions, suits or claims (other than routine claims for benefits in the ordinary course) with respect to any Company Benefit Plan pending which could give rise to a material liability, or to the knowledge of the Company, threatened, and to the knowledge of the Company, there are no facts which could give rise to any such material actions, suits or claims (other than routine claims for benefits in the ordinary course). No Company Benefit Plan is currently under governmental investigation or audit and, to the knowledge of the Company, no such investigation or audit is contemplated or under consideration.

            (x) Except as set forth in Section 3.1(i) of the Company Disclosure Schedule, neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement, will
      (a) increase the amount of benefits otherwise payable under any Company Benefit Plan, (b) result in the acceleration of the time of payment, exercisability, funding or vesting of any such benefits, or
      (c) result in any payment (whether severance pay or otherwise) becoming due to, or with respect to, any employee or director of the Company. No payment or series of payments that would constitute a "parachute payment" (within the meaning of Section 280G of the Code) has been made or will be made by the Company directly or indirectly to any employee in connection with the execution of this Agreement or as a result of the consummation of the transactions contemplated hereby.

            (xi) Substantially adequate and complete records have been and are maintained with respect to each Company Benefit Plan and are in the custody of the Company or a third party service provider retained by the Company.

            (j)  Taxes.

            (i) Except as set forth in the Section 3.1(j) of the Company Disclosure Schedule:

                  (A) Each of the Company and its subsidiaries has (x) duly
            filed (or there have been filed on its behalf) with the appropriate Governmental Entities all Tax Returns (as defined below) required to be filed by it on or prior to the date hereof, and such Tax Returns are true, correct and complete in all material respects, and (y) duly paid in full or made provision in accordance with GAAP (or there has been paid or provision has been made on its behalf) for the payment of all Taxes (as defined below) for all periods ending through the date hereof;

                  (B) There are no Liens for Taxes upon any property or
            assets of the Company or any of its subsidiaries, except for liens for Taxes not yet due;

                  (C) Each of the Company and its subsidiaries has complied
            in all respects with all applicable laws, rules and regulations relating to the payment and withholding of Taxes (including, without limitation, withholding of Taxes pursuant to Sections 1441 and 1442 of the Code or similar provisions under any foreign laws) and has, within the time and the manner prescribed by law, withheld and paid over to the proper Governmental Entities all amounts required to be so withheld and paid over under applicable laws;

                  (D) No federal, state, local or foreign audits or other
            administrative proceedings or court proceedings are presently pending with regard to any Taxes or Tax Returns of the Company or any of its subsidiaries, and neither the Company nor any of its subsidiaries has received a written notice of any pending audits or proceedings;

                  (E) Neither the Company nor any of its subsidiaries has
            granted in writing any power of attorney which is currently in force with respect to any Taxes or Tax Returns;

                  (F) Neither the Company nor any of its subsidiaries has
            requested an extension of time within which to file any Tax Return in respect of a taxable year which has not since been filed and no outstanding waivers or comparable consents regarding the application of the statute of limitations with respect to Taxes or Tax Returns has been given by or on behalf of the Company or any of its subsidiaries;

                  (G) Neither the Company nor any of its subsidiaries is a
            party to any agreement providing for the allocation or sharing of Taxes;

                  (H) Neither the Company nor any of its subsidiaries is a
            party to any agreement, contract or arrangement that could result, separately or in the aggregate, in the payment of any "excess parachute payments" within the meaning of Section 280G of the Code;

                  (I) The Company is not a United States real property
            holding company as defined in Section 897(c)(2) of the Code;
            and

                  (J) Neither the Company nor any of its subsidiaries has
            taken any action or knows of any fact, agreement, plan or other circumstance that is reasonably likely to prevent the Merger from qualifying as a reorganization within the meaning of
            Section 368(a) of the Code.

            (ii) The Tax Returns of the Company and its subsidiaries have been examined by the applicable taxing authorities (or the applicable statutes of limitation for the assessment of Taxes for such periods have expired) for all periods through and including 1993, and no material deficiencies were asserted as a result of such examinations which have not been resolved and fully paid;

            (iii) For purposes of this Agreement (A) "Taxes" shall mean any and all taxes, charges, fees, levies or other assessments, including, without limitation, income, gross receipts, excise, real or personal property, sales, withholding, social security, occupation, use, service, service use, license, net worth, payroll, franchise, transfer and recording taxes, fees and charges, imposed by the IRS or any taxing authority (whether domestic or foreign including, without limitation, any state, county, local or foreign government or any subdivision or taxing agency thereof (including a United States possession)), whether computed on a separate, consolidated, unitary, combined or any other basis; and such term shall include any interest, fines, penalties or additional amounts attributable to, or imposed upon, or with respect to, any such amounts, and (B) "Tax Return" shall mean any report, return, document, declaration or other information or filing required to be supplied to any taxing authority or jurisdiction (foreign or domestic) with respect to Taxes, including, without limitation, information returns, any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information.

            (k) Voting Requirements. The affirmative vote at the Company Stockholders Meeting (the "Company Stockholder Approval") of the holders of at least two-thirds of all outstanding shares of Company Common Stock to adopt this Agreement is the only vote of the holders of any class or series of the Company's capital stock necessary to approve and adopt this Agreement and the transactions contemplated hereby, including the Merger.

            (l) State Takeover Statutes. The Board of Directors of the Company has approved this Agreement and the Stockholder Agreement and the transactions contemplated hereby and thereby and such approval constitutes approval of the Merger and the Stockholder Agreement and the other transactions contemplated hereby and thereby by the Company Board of Directors under the provisions of Chapter 1704 of the OGCL such that Chapter 1704 of the OGCL does not apply to this Agreement and the Stockholder Agreement and the transactions contemplated hereby and thereby. To the knowledge of the Company, no other state takeover statute is applicable to the Merger or the Stockholder Agreement or the other transactions contemplated hereby or thereby.

            (m) Accounting Matters. To its knowledge, neither the Company nor any of its affiliates (as such term is used in Section 5.9) has taken or agreed to take any action that would prevent the business combination to be effected by the Merger from being accounted for as a pooling of interests and the Company has no reason to believe that the Merger will not qualify for "pooling of interests" accounting.

            (n) Opinion of Financial Advisor. The Company has received the opinion of SBC Warburg Dillon Read Inc. ("Dillon Read") dated the date of this Agreement, to the effect that, as of such date the amount of the Merger Consideration is fair from a financial point of view to the stockholders of the Company.

            (o) Brokers. No broker, investment banker, financial advisor or other person, other than Dillon Read, is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company.

            (p) Intellectual Property.

            (i) The Company and its subsidiaries own or have a valid and enforceable license to use all trademarks, service marks, trade names, patents and copyrights (in each case, free and clear of any material Liens or other material limitations or restrictions) (including any registrations or applications for registration of any of the foregoing) (collectively, "Company Intellectual Property") necessary to carry on its business substantially as currently conducted, except for such Company Intellectual Property the failure of which to own or validly license individually or in the aggregate would not have a material adverse effect on the Company, and the consummation of the Merger and the other transactions contemplated hereby will not result in the loss of any such rights (or require the payment of any material additional fees or royalties in order to maintain such rights). Section 3.1(p) of the Company Disclosure Schedule sets forth a true and correct list of all of the material Company Intellectual Property and indicates those items which the Company owns (distinguishing between exclusive and non-exclusive ownership and indicating any licenses granted to other persons) or has the exclusive right to use or license. Neither the Company nor any such subsidiary has received any notice of infringement of or conflict with, and, to the Company's knowledge, there are no infringements of or conflicts with the rights of others with respect to the use of, or the rights by others with respect to, any Company Intellectual Property that individually or in the aggregate, in either such case, would have a material adverse effect on the Company.

            (ii) The Company and its subsidiaries own or have a valid and enforceable license to use all computer and telecommunication software including source and object code and documentation and any other media (in each case, free and clear of any material Liens or other material limitations or restrictions) (including, without limitation, manuals, journals and reference books) (collectively, "Company Software") necessary to carry on its business substantially as currently conducted, except for such Company Software the failure of which to own or validly license individually or in the aggregate would not have a material adverse effect on the Company, and the consummation of the Merger and the other transactions contemplated hereby will not result in the loss of any such rights (or require the payment of any material additional fees or royalties in order to maintain such rights). Neither the Company nor any such subsidiary has received any notice of infringement of or conflict with, and, to the Company's knowledge, there are no infringements of or conflicts with the rights of others with respect to the use of, or the rights by others with respect to, any Company Software that individually or in the aggregate, in either such case, would have a material adverse effect on the Company. Except as set forth in Section 3.1(p) of the Company Disclosure Schedule, and to the knowledge of the Company, all Company Software that contains or calls on a calendar function that is indexed to a computer processing unit clock, provides specific dates or calculates spans of dates, is able, or can, without material expense, be made to be able to record, store, process and provide true and accurate dates and calculations for dates and spans of dates including and following January 1, 2000.

            (q) Certain Contracts. Except as set forth in Section 3.1(q) of the Company Disclosure Schedule, neither the Company nor any of its subsidiaries is a party to or bound by (i) any agreement relating to indebtedness (including sale and leaseback and capitalized lease transactions and other similar financing transactions), or guarantees of indebtedness, providing for payment or repayment in excess of $100,000,
(ii) any agreements providing for the indemnification by the Company or one of its subsidiaries of any person, except those entered into in the ordinary course of business, (iii) any agreements relating to the purchasing of goods by, or furnishing of services to, the Company or one of its subsidiaries thereof (A) requiring financial commitments in excess of $100,000 or (B) having a term which is greater than six months and an aggregate commitment in excess of $100,000 and which is not terminable by the Company or one of its subsidiaries on less than ninety (90) days' notice without the payment of any termination fee or similar payment, (iv) any contracts, agreements and other arrangements for the sale of inventories, goods or assets or for the furnishing of services by the Company or any of its subsidiaries (A) with firm commitments having a value in excess of $500,000 or (B) having a term which is greater than six months and which is not terminable by the Company or any of its subsidiaries on less than ninety (90) days' notice without payment of any termination fee or similar payment, (v) any confidentiality agreements entered into by the Company or any of its subsidiaries during the period commencing two years prior to the date hereof pursuant to which confidential information has been provided to a third party or by which the Company or any of its subsidiaries was restricted from providing information to third parties,
(vi) any material joint venture, partnership or similar documents or agreements, (vii) any agreements that limit or purport to limit the ability of the Company or any of its subsidiaries to own, operate, sell, transfer, pledge or otherwise dispose of any assets having an aggregate value in excess of $100,000, (viii) any non-competition agreement or any other agreement or obligation which purports to limit in any respect the manner in which, or the localities in which, any business may be conducted, (ix) manufacturer's representative, sales agency and distribution contracts and agreements that (A) have a term of one year or more and are not terminable by the Company or one of its subsidiaries on less than six (6) months' notice without the payment of any termination fee or similar payment or (B) are otherwise material, (x) contracts or agreement providing for future payments that are conditioned, in whole or in part, on a change of control of the Company or any of its subsidiaries, or (xi) any contract or other agreement not made in the ordinary course of business which is material to the Company and its subsidiaries taken as a whole or which would prohibit or materially delay the consummation of the Merger or any of the transactions contemplated by this Agreement (all contracts of the type described in clauses (i) through (xi) being referred to herein as "Company Material Contracts"). Each Company Material Contract is valid and binding on the Company (or, to the extent a Company subsidiary is a party, such subsidiary) and is in full force and effect, and the Company and each Company subsidiary have in all material respects performed all obligations required to be performed by them to date under each Company Material Contract. Neither the Company nor any Company subsidiary knows of, or has received notice of, any material violation or default under (nor, to the knowledge of the Company, does there exist any condition which with the passage of time or the giving of notice or both would result in such a material violation or default under) any Company Material Contract.

            (r) Environmental Liability. As of the date of this Agreement, except as set forth in Section 3.1(r) of the Company Disclosure Schedule or except (with the exception of the matters covered by subparagraphs (iii), (iv), (vi) and (vii)) as would not have a material adverse effect on the Company and its subsidiaries taken as a whole:

            (i) The Company and its subsidiaries have obtained all permits, licenses and other authorizations which are required under Environmental Laws (as defined below) for the ownership, use and operation of each location owned, operated or leased by the Company or any of its subsidiaries (the "Property"), all such permits, licenses and authorizations are in effect, no appeal nor any other action is pending to revoke or modify in a manner adverse to the Company or any of its subsidiaries any such permit, license or authorization, and the Company and its subsidiaries are in compliance with all terms and conditions of all such permits, licenses and authorizations.

            (ii) The Company, its subsidiaries and the Property are in compliance with all Environmental Laws including, without limitation, all restrictions, conditions, standards, limitations, prohibitions, requirements, obligations, schedules and timetables contained in the Environmental Laws or contained in any regulation, code, plan, order, decree, judgment, injunction, notice or demand letter issued, entered, promulgated or approved thereunder.

            (iii) The Company has heretofore made available to Parent true and complete copies of (A) all environmental studies in the possession or control of the Company, any of its subsidiaries or their agents submitted to or issued by a governmental agency or made by or at the direction of the Company or any of its subsidiaries relating to the Property or any other property or facility previously owned, operated or leased by the Company or any of its subsidiaries for which the Company or any of its subsidiaries reasonably would be expected to incur material Environmental Liabilities and Costs (as defined below) and (B) all material studies or reports relating to the exposure of employees of the Company or any of its subsidiaries to Hazardous Substances and to the impact of any Hazardous Substances, Oils, Pollutants or Contaminants (as defined below) from any facility of the Company or any of its subsidiaries upon residents in the area of the facilities and upon surrounding properties.

            (iv) There is no civil, criminal or administrative action, suit, demand, claim, hearing, notice of violation, investigation, proceeding, notice or demand letter which would reasonably be expected to result in material liability existing or pending, or, to the knowledge of the Company, threatened, relating to the Company, any of its subsidiaries, the Property or any other property or facility owned, operated or leased, or previously owned, operated or leased by the Company or any of its subsidiaries relating in any way to the Environmental Laws or any regulations, code, plan, order, decree, judgment, injunction, notice or demand letter issued, entered, promulgated or approved thereunder.

            (v) Neither the Company nor any of its subsidiaries have, and to the best of the Company's knowledge, no other person has, Released (as defined below), placed, stored, buried or dumped any Hazardous Substances, Oils, Pollutants or Contaminants or any other wastes produced by, or resulting from, any business, commercial or industrial activities, operations or processes, on or beneath the Property or any property formerly owned, operated or leased by the Company or any of its subsidiaries except for inventories of such substances to be used, and wastes generated therefrom, in the ordinary course of business of the Company and its subsidiaries (which inventories and wastes, if any, were and are used, stored, Released or disposed of in accordance with applicable laws and regulations and in a manner such that there has been no Release of any such substances into the environment in violation of the Environmental Laws).

            (vi) No Releases or Cleanup (as defined below) has occurred at the Property which could result in the assertion or creation of a Lien on the Property by any governmental body or agency with respect thereto, nor has any such assertion of a Lien been made by any governmental body or agency with respect thereto.

            (vii) Neither the Company nor any of its subsidiaries have received any written notice or order from any governmental agency or private or public entity advising it that it is responsible for or potentially responsible for paying for any material cost of Cleanup of any Hazardous Substances, Oils, Pollutants or Contaminants or any other waste or substance and neither the Company nor any of its subsidiaries has entered into any such agreements concerning such Cleanup, nor is the Company aware of any facts which might reasonably give rise to such notice, order or agreement.

            (viii) Neither the Company nor any of its subsidiaries are currently undertaking any Cleanup, removal, treatment or remediation of any Hazardous Substances, Oils, Pollutants or Contaminants which would, or would reasonably be expected to, expose the Company or any of its subsidiaries to material Environmental Liabilities and Costs.

            (ix) With regard to the Company, any of its subsidiaries and the Property, there are no past or present (or, to the knowledge of the Company, future) events, conditions, circumstances, activities, practices, incidents, actions or plans which may interfere with or prevent compliance or continued compliance, with the Environmental Laws as in effect on the date hereof or with any regulation, code, plan, order, decree, judgment, injunction, notice or demand letter issued, entered, promulgated or approved thereunder, or which may give rise to any common law or legal liability under the Environmental Laws, based on or related to the manufacture, generation, processing, distribution, use, treatment, storage, place of disposal, transport or handling, or the Release or threatened Release into the outdoor environment by the Company or any of its subsidiaries or a facility of the Company or any of its subsidiaries, of any Hazardous Substances, Oils, Pollutants or Contaminants which is either unlawful or which would subject the Company to liability for Cleanup.

            (x) For the purposes of this Agreement, the following terms shall have the meanings set forth below:

            "Cleanup" shall mean all actions required by Environmental Laws to: (1) clean up, remove, treat or remediate Hazardous Substances, Oils, Pollutants or Contaminants in the indoor or outdoor environment; (2) prevent the Release of Hazardous Substances, Oils, Pollutants or Contaminants so that they do not migrate, endanger or threaten to endanger public health or welfare or the indoor or outdoor environment; (3) perform studies, investigations or monitoring; or (4) respond to any government requests for information or documents in any way relating to clean up, removal, treatment or remediation or potential clean up, removal, treatment or remediation of Hazardous Substances, Oils, Pollutants or Contaminants in the workplace or outdoor environment.

            "Environmental Laws" shall mean all applicable foreign, federal, state and local laws, regulations, rules and ordinances relating to pollution or protection of health, safety and the environment, including, without limitation, laws relating to Releases or threatened Releases of Hazardous Substances, Oils, Pollutants or Contaminants into the outdoor environment (including, without limitation, ambient air, surface water, groundwater, land, surface and subsurface strata) or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, Release, transport or handling of Hazardous Substances, Oils, Pollutants or Contaminants, and all laws and regulations with regard to recordkeeping, notification, disclosure and reporting requirements respecting Hazardous Substances, Oils, Pollutants or Contaminants, and all laws relating to endangered or threatened species of fish, wildlife and plants and the management or use of natural resources.

            "Environmental Liabilities and Costs" shall mean all liabilities, obligations, responsibilities, obligations to conduct Cleanup, losses, damages, deficiencies, punitive damages, consequential damages, treble damages, costs and expenses (including, without limitation, all reasonable fees, disbursements and expenses of counsel, expert and consulting fees and costs of investigations and feasibility studies and responding to government requests for information or documents), fines, penalties, restitution and monetary sanctions, interests, direct or indirect, known or unknown, absolute or contingent, past, present or future, resulting from any claim or demand, by any person or entity, whether based in contract, tort, implied or express warranty, strict liability, joint and several liability, criminal or civil statute, under any Environmental Law, or arising from environmental, health or safety conditions, or the Release or threatened Release of Hazardous Substances, Oils, Pollutants or Contaminants into the environment, as a result of past or present ownership, leasing or operation of any Properties, owned, leased or operated by the Company.

            "Hazardous Substances, Oils, Pollutants or Contaminants" shall mean all substances defined as such in the National Oil and Hazardous Substances Pollution Contingency Plan, 40 C.F.R. ss. 300.5, or defined as such by, or regulated as such under, any Environmental Law.

            "Release" shall mean any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching or migration into the indoor or outdoor environment (including, without limitation, ambient air, surface water, groundwater, and surface or subsurface strata) or the movement of Hazardous Substances, Oils, Pollutants or Contaminants through or in the air, soil, surface water or groundwater.

            (s) Transactions with Affiliates. As of the date hereof, except as disclosed in Section 3.1(s) of the Company Disclosure Schedule, (i) there are no outstanding amounts payable to or receivable from, or advances by the Company or any of its subsidiaries to, and neither the Company nor any of its subsidiaries is otherwise a creditor or debtor to, any stockholder, officer, director, employee or affiliate of the Company or any of its subsidiaries, and (ii) neither the Company nor any of its subsidiaries is a party to any transaction agreement, arrangement or understanding with any stockholder, officer, director or employee of the Company or any of its subsidiaries.

            (t) Insurance. Section 3.1(t) of the Company Disclosure Schedule describes all primary, excess and umbrella policies of general liability, fire, workers' compensation, products liability, completed operations, employers, liability, health, bonds and other forms of insurance providing insurance coverage in excess of $50,000 to the Company or any of its subsidiaries. The Company has heretofore made available to Parent true, complete and correct copies of all such policies. With respect to all such policies, all premiums currently payable or previously due and payable with respect to all periods up to and including the Effective Time have been paid and no notice of cancellation or termination has been received with respect to such policy.

            (u) Real Property; Assets.

            (i) Section 3.1(u) of the Company Disclosure Schedule contains a list of all real property owned or leased by the Company (the "Real Property") or its subsidiaries, indicating whether such property is owned or leased. With respect to all Real Property, the Company or one of its subsidiaries, as the case may be, has good and marketable title in fee simple to all Real Property owned by such entity, and enjoys peaceful and undisturbed possession and has valid leasehold interests in all Real Property leased (whether pursuant to real property leases, subleases, licenses or use or occupancy agreements) by such entity, in each case free and clear of all Liens, except for all easements and restrictions of record and defects in title or Liens which do not and will not materially interfere with the use of the Real Property as presently used, otherwise materially impair business operations at such properties or materially detract from the value of the Real Property. The current use of the Real Property by the Company and its subsidiaries does not materially violate the certificate of occupancy thereof, any instrument of record or agreement affecting the Real Property or any local zoning or similar land use or other laws and none of the occupiable structures on the Real Property materially encroaches upon real property of another person, and no occupiable structure of any other person materially encroaches upon any Real Property, except in each case for any such use or encroachment which does not have a material adverse effect on the Company. Neither the Company nor any of its subsidiaries has received notice of any pending or threatened condemnation proceeding, or of any sale or other disposition in lieu of condemnation, materially affecting any of the Real Property. No current use by the Company or any of its subsidiaries of the Real Property is dependent on a nonconforming use or other approval of a Governmental Entity, the absence of which individually or in the aggregate would have or result in a material adverse effect on the Company. Each parcel of Real Property abuts on or has direct vehicular access to a public road. Except as set forth in Section 3.1(u) of the Company Disclosure Schedule, there are no leases, subleases, licenses, concessions or other agreements granting to any parties or party the right of use or occupancy of any material portion of any of the owned Real Property and there are no outstanding options or rights of first refusal to purchase any of the owned Real Property. Except as set forth in
      Section 3.1(u) of the Company Disclosure Schedule, neither the Company nor any of its subsidiaries leases any Real Property from any affiliate of the Company.

            (ii) The Company and its subsidiaries have valid title to all assets (other than the Real Property which is the subject of paragraph (i) above and Company Intellectual Property which is the subject of Section 3.1(p) hereof) reflected on the Balance Sheet or acquired since the date of the Balance Sheet, free and clear of all Liens, other than Liens which would not in the aggregate have a material adverse effect on the Company or materially impair the ability to use such assets as currently used, other than assets disposed of since the date of the Balance Sheet in the ordinary course of business consistent with past practice which would not in the aggregate be material. To the knowledge of the Company, such assets are in good operating condition and repair (ordinary wear and tear excepted), have been reasonably maintained consistent with standards generally followed in the industry, are suitable for their present uses and, in the case of structures, are structurally sound, except in each case as would not result in a material adverse effect on the Company.

            (iii) The Real Property and the other assets owned or leased by the Company and its subsidiaries constitute all of the properties and assets necessary for them to conduct their respective businesses as currently conducted.

            (v) Labor Matters.

            (i) Except as set forth in Section 3.1(v) of the Company Disclosure Schedule, neither the Company nor any of its subsidiaries is a party to or bound by and none of their employees is subject to any collective bargaining agreement relating to the terms and conditions of employment for any group of employees (any such agreement, memorandum or document, a "Collective Bargaining Agreement"), and there are no labor unions or other organizations representing or, to the knowledge of the Company, purporting to represent, any employees employed by any of the Company and its subsidiaries. No labor union is currently engaged in or, to the knowledge of the Company, threatening, organizational efforts with respect to any employees of the Company or any of its subsidiaries. The Company and its subsidiaries are not in material breach of or default under any Collective Bargaining Agreement. Except as set forth in Schedule 3.1(v) of the Company Disclosure Schedule, since January 1, 1992, there has not occurred or been threatened, any strike, slowdown, picketing, work stoppage, concerted refusal to work overtime or other similar labor activity with respect to any employees of the Company or any of its subsidiaries.

            (ii) Since the enactment of the Worker Adjustment and Retraining Notification Act (the "WARN Act"), neither the Company nor any of its subsidiaries has effectuated (i) a "plant closing" (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the Company or any of its subsidiaries, or (ii) a "mass layoff" (as defined in the WARN Act) affecting any site of employment or facility of the Company or any of its subsidiaries; nor has the Company or any of its subsidiaries been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state, local or foreign law or regulation; and none of the Company's or any of its subsidiaries' employees has suffered an "employment loss" (as defined in the WARN
      Act) during the six month period prior to the date of this Agreement.

            SECTION 3.2 Representations and Warranties of Parent. Except as disclosed in the Parent Filed SEC Documents (as defined in Section 3.2(g)) or as set forth on the Disclosure Schedule delivered by Parent to the Company prior to the execution of this Agreement (the "Parent Disclosure Schedule") and making reference to the particular subsection of this Agreement to which exception is being taken, Parent represents and warrants to the Company as follows:

            (a) Organization, Standing and Corporate Power.

            (i) Each of Parent and its subsidiaries (including Sub) is a corporation or other legal entity duly organized, validly existing and in good standing (with respect to jurisdictions which recognize such concept) under the laws of the jurisdiction in which it is organized and has the requisite corporate or other power, as the case may be, and authority to carry on its business as now being conducted, except, as to subsidiaries, for those jurisdictions where the failure to be in good standing individually or in the aggregate would not have a material adverse effect on Parent. Each of Parent and its subsidiaries is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions which recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except for those jurisdictions where the failure to be so qualified or licensed or to be in good standing individually or in the aggregate would not have a material adverse effect on Parent.

            (ii) Parent has delivered to the Company prior to the execution of this Agreement complete and correct copies of its Certificate of Incorporation and By-laws, as amended to date.

            (b) Subsidiaries. Section 3.2(b) of the Parent Disclosure Schedule sets forth a true and correct list of all the Significant Subsidiaries (as such term is defined in Rule 1-02 of Regulation S-X promulgated by the SEC) of Parent as of the date of this Agreement. Except as set forth in Section 3.2(b) of the Parent Disclosure Schedule, all the outstanding shares of capital stock of, or other equity interests in, each such Significant Subsidiary have been validly issued and are fully paid and nonassessable and are owned directly or indirectly by Parent, free and clear of all Liens and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests).

            (c) Capital Structure. The authorized capital stock of Parent consists of 400,000,000 shares of Parent Common Stock, 8,750,000 shares of serial preferred stock, par value $1.00 per share (the "Serial Preferred Stock"), and 400,000 shares of Cumulative $4 Preferred Stock, without par value (the "$4 Preferred Stock"). At the close of business on December 31, 1997: (i) 302,909,842 shares of Parent Common Stock were issued and outstanding; (ii) 726,380 shares of Parent Common Stock were held by Parent in its treasury or by subsidiaries of Parent; (iii) no shares of the Serial Preferred Stock were issued and outstanding; (iv) 392,400 shares of the $4 Preferred Stock were issued and outstanding; (v) 11,543,788 shares of Parent Common Stock were reserved for issuance upon exercise of outstanding employee stock options or other rights to purchase or receive Parent Common Stock under Parent's stock option plans (collectively, "Parent Stock Options"); and (vi) 8,333,333 shares of Parent Common Stock were reserved for issuance upon the conversion of outstanding Trust Issued Tax Deductible Convertible Preferred Stock (the "Trust Preferred Stock"). All outstanding shares of capital stock of Parent are, and all shares which may be issued pursuant to this Agreement or otherwise will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. Except as set forth in this Section 3.2(c) and except for changes since December 31, 1997 resulting from the issuance of shares of Parent Common Stock pursuant to Parent Stock Options, as of the date hereof, (x) there are not issued, reserved for issuance or outstanding (A) any shares of capital stock or other voting securities of Parent, (B) any securities of Parent or any Parent subsidiary convertible into or exchangeable or exercisable for shares of capital stock or voting securities of Parent, (C) any warrants, calls, options or other rights to acquire from Parent or any Parent subsidiary, and any obligation of Parent or any Parent subsidiary to issue, any capital stock, voting securities or securities convertible into or exchangeable or exercisable for capital stock or voting securities of Parent, and (y) there are no outstanding obligations of Parent or any Parent subsidiary to repurchase, redeem or otherwise acquire any such securities or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities. As of the date hereof, there are no outstanding (A) securities of Parent or any Parent subsidiary convertible into or exchangeable or exercisable for shares of capital stock or other voting securities or ownership interests in any Parent subsidiary, (B) warrants, calls, options or other rights to acquire from Parent or any Parent subsidiary, and any obligation of Parent or any Parent subsidiary to issue, any capital stock, voting securities or other ownership interests in, or any securities convertible into or exchangeable or exercisable for any capital stock, voting securities or ownership interests in, any Parent subsidiary or (C) obligations of Parent or any Parent subsidiary to repurchase, redeem or otherwise acquire any such outstanding securities of Parent subsidiaries or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities.

            (d) Authority; Noncontravention. Each of Parent and Sub has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by each of Parent and Sub and the consummation by each of Parent and Sub of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of Parent and Sub. This Agreement has been duly executed and delivered by each of Parent and Sub and, assuming the due authorization, execution and delivery by the Company, constitutes the legal, valid and binding obligations of each of Parent and Sub, enforceable against each of Parent and Sub in accordance with its terms. The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated by this Agreement and compliance with the provisions of this Agreement will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a benefit under, or result in the creation of any Lien upon any of the properties or assets of Parent or any of its subsidiaries (including Sub) under, (i) the Certificate of Incorporation or By-laws of Parent or the comparable organizational documents of any of its subsidiaries (including Sub), (ii) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise, license or similar authorization applicable to Parent or any of its subsidiaries (including Sub) or their respective properties or assets or (iii) subject to the governmental filings and other matters referred to in the following sentence, any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Parent or any of its subsidiaries (including Sub) or their respective properties or assets, other than, in the case of clauses (ii) and (iii), any such conflicts, violations, defaults, rights, losses or Liens that individually or in the aggregate would not (x) have a material adverse effect on Parent or (y) reasonably be expected to impair the ability of Parent to perform its obligations under this Agreement. No consent, approval, order or authorization of, action by, or in respect of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to Parent or any of its subsidiaries (including Sub) in connection with the execution and delivery of this Agreement by each of Parent or Sub or the consummation by Parent and Sub of the transactions contemplated by this Agreement, except for (1) the filing of a pre-merger notification and report form by Parent under the HSR Act; (2) the filing with the SEC of (A) the Form S-4 and (B) such reports under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as may be required in connection with this Agreement and the transactions contemplated by this Agreement;
(3) the filing of the Certificate of Merger with the Secretary of State of Ohio and such filings with Governmental Entities to satisfy the applicable requirements of state securities or "blue sky" laws; (4) such filings with and approvals of the NYSE to permit the shares of Parent Common Stock that are to be issued in the Merger to be listed on the NYSE; and (5) such consents, approvals, orders or authorizations the failure of which to be made or obtained individually or in the aggregate would not (x) have a material adverse effect on Parent or (y) reasonably be expected to impair the ability of Parent to perform its obligations under this Agreement.

            (e) Regulatory Documents; Undisclosed Liabilities. Since January 1, 1994, Parent and its affiliates or subsidiaries have filed all required registration statements, prospectuses, reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated therein) with the SEC (the "Parent SEC Documents"). Parent will deliver or make available to the Company after the filing thereof a complete copy of each Parent SEC Document filed by or on behalf of Parent or any of its subsidiaries or affiliates with the SEC after the date hereof and prior to the Closing Date. As of their respective dates, the Parent SEC Documents complied in all material respects with the requirements of the Securities Act and the Exchange Act, as the case may be, and none of the Parent SEC Documents when filed contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of Parent included in the Parent SEC Documents have been prepared from, and are in accordance with, the books and records of Parent and its consolidated subsidiaries, comply, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present the consolidated financial position of Parent and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments). Except (i) as reflected in such financial statements or in the notes thereto or (ii) for liabilities incurred in connection with this Agreement or the transactions contemplated hereby, neither Parent nor any of its subsidiaries has any liabilities or obligations of any nature which, individually or in the aggregate, would have a material adverse effect on Parent.

            (f) Information Supplied. None of the information supplied or to be supplied by Parent specifically for inclusion or incorporation by reference in the Form S-4 will, at the time the Form S-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. The Form S-4 will comply as to form in all material respects with the requirements of the Securities Act and the rules and regulations thereunder, except that no representation or warranty is made by Parent with respect to statements made or incorporated by reference therein based on information supplied by the Company specifically for inclusion or incorporation by reference in the Form S-4.

            (g) Absence of Certain Changes or Events. Except for liabilities incurred in connection with this Agreement or the transactions contemplated hereby, and except as permitted by Section 4.1(b), since January 1, 1997 to the date of this Agreement, Parent and its subsidiaries have conducted their business only in the ordinary course or as disclosed in any Parent SEC Document filed since such date and prior to the date hereof (as amended to the date hereof, the "Parent Filed SEC Documents"), and there has not been (i) any material adverse change in Parent, (ii) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any of Parent's capital stock, other than the payment of regular quarterly dividends on the Parent Common Stock and $4 Preferred Stock in the per share amounts of $.25 and $1.00, respectively, (iii) any split, combination or reclassification of any of Parent's capital stock or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of Parent's capital stock, except for issuances of Parent Common Stock upon exercise of Parent Employee Stock Options or upon conversion of Parent Convertible Securities, (iv) except insofar as may have been disclosed in Parent Filed SEC Documents or required by a change in GAAP, any change in accounting methods, principles or practices by Parent materially affecting its assets, liabilities or business, or (v) any action taken by Parent or any of the Parent subsidiaries during the period from January 1, 1997 through the date of this Agreement that, if taken during the period from the date of this Agreement through the Effective Time would constitute a breach of Section 4.1(b).

            (h) Brokers. No broker, investment banker, financial advisor or other person is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent.

                                 ARTICLE IV

                 COVENANTS RELATING TO CONDUCT OF BUSINESS

            SECTION 4.1 Conduct of Business. (a) Conduct of Business by the Company. Except as set forth in Section 4.1(a) of the Company Disclosure Schedule, as otherwise expressly contemplated by this Agreement or as consented to by Parent in writing, such consent not to be unreasonably withheld or delayed, during the period from the date of this Agreement to the Effective Time, the Company shall, and shall cause its subsidiaries to, carry on their respective businesses in the ordinary course consistent with past practice and in compliance in all material respects with all applicable laws and regulations and, to the extent consistent therewith, use all reasonable efforts to preserve intact their current business organizations, use reasonable efforts to keep available the services of their current officers and other key employees and preserve their relationships with those persons having business dealings with them to the end that their goodwill and ongoing businesses shall be unimpaired at the Effective Time. Without limiting the generality of the foregoing (but subject to the above exceptions), during the period from the date of this Agreement to the Effective Time, the Company shall not, and shall not permit any of its subsidiaries to:

            (i) other than dividends and distributions by a direct or indirect wholly owned subsidiary of the Company to its parent, or by a subsidiary that is partially owned by the Company or any of its subsidiaries, provided that the Company or any such subsidiary receives or is to receive its proportionate share thereof, (x) declare, set aside or pay any dividends on, make any other distributions in respect of, or enter into any agreement with respect to the voting of, any of its capital stock (except for regular quarterly cash dividends payable prior to the Effective Time at a rate not in excess of $1.10 per share of Company Common Stock), (y) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (z) purchase, redeem or otherwise acquire any shares of capital stock of the Company or any of its subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;

            (ii) issue, deliver, sell, pledge or otherwise encumber or subject to any Lien any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities;

            (iii) amend its articles of incorporation, code of regulations, by-laws or other comparable organizational documents;

            (iv) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any person;

            (v) subject to compliance with Section 5.13, sell, lease, license, mortgage or otherwise encumber or subject to any Lien or otherwise dispose of any of its properties or assets (including securitizations), other than in the ordinary course of business consistent with past practice;

            (vi) take any action that would cause the representations and warranties set forth in Section 3.1(g) (with each reference therein to "ordinary course of business" being deemed for purposes of this
      Section 4.1(a)(vi) to be immediately followed by "consistent with past practice") to no longer be true and correct;

            (vii) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for the obligations of any person; or make any loans, advances or capital contributions to, or investments in, any person other than its wholly owned subsidiaries, except in the ordinary course of business consistent with past practice;

            (viii) change its methods of accounting (or underlying assumptions) in effect at December 31, 1996, except as required by changes in GAAP, or change any of its methods of reporting income and deductions for federal income tax purposes from those employed in the preparation of the federal income tax returns of the Company for the taxable years ending December 31, 1996 and 1995, except as required by changes in law or regulation;

            (ix) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business consistent with past practice or in accordance with their terms, of liabilities reflected or reserved against in the Balance Sheet or incurred in the ordinary course of business consistent with past practice since the date of the Balance Sheet;

            (x) create, renew, amend, terminate or cancel, or take any other action that may result in the creation, renewal, amendment, termination or cancellation of any Company Material Contract except in the ordinary course of business;

            (xi) pay, loan or advance any amount to, or sell, transfer or lease any properties or assets (real, personal or mixed, tangible or intangible) to, or enter into any agreement or arrangement with, any of its officers, directors or partners or any affiliate or the immediate family members or associates of any of its officers, directors or partners other than compensation advances in the ordinary course of business consistent with past practice; or

            (xii) authorize, or commit or agree to take, any of the foregoing actions;

provided that the limitations set forth in this Section 4.1(a) (other than clause (iii)) shall not apply to any transaction between the Company and any wholly owned subsidiary or between any wholly owned subsidiaries of the Company.

            (b) Other Actions. Except as required by law, the Company and Parent shall not, and shall not permit any of their respective subsidiaries to, voluntarily take any action that would, or that could reasonably be expected to, result in (i) any of the representations and warranties of such party set forth in this Agreement that are qualified as to materiality becoming untrue at the Effective Time, (ii) any of such representations and warranties that are not so qualified becoming untrue in any material respect at the Effective Time, or (iii) any of the conditions to the Merger set forth in Article VI not being satisfied.

            (c) Advise of Changes. The Company and Parent shall promptly advise the other party orally and in writing to the extent it has knowledge of (i) any representation or warranty made by it contained in this Agreement that is qualified as to materiality becoming untrue or inaccurate in any respect or any such representation or warranty that is not so qualified becoming untrue or inaccurate in any material respect, (ii) the failure by it to comply in any material respect with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement and (iii) any change or event having, or which, insofar as can reasonably be foreseen, could reasonably be expected to have a material adverse effect on such party or on the truth of their respective representations and warranties or the ability of the conditions set forth in Article VI to be satisfied; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties (or remedies with respect thereto) or the conditions to the obligations of the parties under this Agreement.

            SECTION 4.2 No Solicitation by the Company.

            (a) The Company shall not, nor shall it permit any of its subsidiaries to, nor shall it authorize or permit any of its directors, officers or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by it or any of its subsidiaries to, directly or indirectly through another person, (i) solicit, initiate or encourage (including by way of furnishing information), or take any other action designed to facilitate, any inquiries or the making of any proposal which constitutes any Company Takeover Proposal (as defined below) or (ii) participate in any discussions or negotiations regarding any Company Takeover Proposal; provided, however, that if the Board of Directors of the Company determines in good faith, based on the advice of outside counsel, that it is necessary to do so in order to act in a manner consistent with its fiduciary duties to the Company's stockholders under applicable law, the Company may, in response to an unsolicited bona fide inquiry, which did not otherwise result from a breach of this Section 4.2(a) and which is made or received prior to the obtaining of the Company Stockholder Approval, from a third party (a "Third Party") which the Board of Directors of the Company believes in good faith has the intention of making, and the capability of consummating, a Company Superior Proposal (as defined in Section 4.2(b), and subject to providing prior written notice of its decision to take such action to Parent and compliance with Section 4.2(c), pursuant to a customary confidentiality agreement (as determined by the Company based on the advice of its outside counsel, the terms of which are no more favorable to such person than the Confidentiality Agreement (as defined in Section 5.4)) furnish to the Third Party financial statements of the Company, a list of the Company's facilities and a summary of the Company's production capacities and volumes for each of the past three fiscal years; provided, further, that the Company shall not participate in negotiations with a Third Party until such Third Party has submitted to the Company a Company Superior Proposal. For purposes of this Agreement, a "Company Takeover Proposal" means any inquiry, proposal or offer from any person relating to any direct or indirect acquisition or purchase of a business that constitutes 10% or more of the net revenues, net income or the assets of the Company and its subsidiaries, taken as a whole, or 10% or any equity securities of the Company, any tender offer or exchange offer that if consummated would result in any person beneficially owning any equity securities of the Company, or any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company (or any Company subsidiary whose business constitutes 10% or more of the net revenues, net income or the assets of the Company and its subsidiaries, taken as whole) or the Company's capital stock, other than the transactions contemplated by this Agreement.

            (b) Except as expressly permitted by this Section 4.2, neither the Board of Directors of the Company nor any committee thereof shall (i) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Parent, the approval or recommendation by such Board of Directors or such committee of the Merger or this Agreement, (ii) approve or recommend, or propose publicly to approve or recommend, any Company Takeover Proposal, or (iii) cause the Company to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement (each, a "Company Acquisition Agreement") related to any Company Takeover Proposal. Notwithstanding the foregoing, at any time prior to the obtaining of the Company Stockholder Approval, the Board of Directors of the Company, to the extent that it determines in good faith, based upon the advice of outside counsel, that it is necessary to do so in order to act in a manner consistent with its fiduciary duties to the Company's stockholders under applicable law, may (subject to this and the following sentences) terminate this Agreement solely in order to concurrently enter into a Company Acquisition Agreement with respect to any Company Superior Proposal, but only at a time that is after the fifth business day following Parent's receipt of written notice advising Parent that the Board of Directors of the Company is prepared to accept a Company Superior Proposal, specifying the material terms and conditions of such Company Superior Proposal and identifying the person making such Company Superior Proposal. For purposes of this Agreement, a "Company Superior Proposal" means any proposal made by a third party to acquire, directly or indirectly, including pursuant to a tender offer, exchange offer, merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction, for consideration consisting of cash and/or securities, more than 50% of the combined voting power of the shares of the Company's capital stock then outstanding or all or substantially all the assets of the Company and otherwise on terms which the Board of Directors of the Company determines in its good faith judgment (based on the advice of an independent financial advisor of nationally recognized reputation) to be more favorable to the Company's stockholders than the Merger and for which financing, to the extent required, is then committed or which, in the good faith judgment of the Board of Directors of the Company based on the advice of such financial advisor, is reasonably capable of being obtained by such third party.

            (c) In addition to the obligations of the Company set forth in paragraphs (a) and (b) of this Section 4.2, the Company shall promptly (and in any event, within 24 hours) advise Parent orally and in writing of any request for information or of any Company Takeover Proposal, the material terms and conditions of such request or Company Takeover Proposal and the identity of the person making such request or Company Takeover Proposal. The Company will keep Parent reasonably informed of the status and details (including amendments or proposed amendments) of any such request or Company Takeover Proposal.

            (d) Nothing contained in this Section 4.2 shall prohibit the Company from taking and disclosing to its stockholders a position required by applicable law or from making any disclosure to the Company's stockholders if, in the good faith judgment of the Board of Directors of the Company, after consultation with outside counsel, failure so to disclose would be inconsistent with its obligations under applicable law; provided, however, that, except as provided in this Section 4.2, neither the Company nor its Board of Directors nor any committee thereof shall withdraw or modify, or propose publicly to withdraw or modify, its position with respect to this Agreement or the Merger or approve or recommend, or propose publicly to approve or recommend, a Company Takeover Proposal.

            (e) Neither Parent nor Sub nor any of their affiliates shall assert any claim or action for money damages against any of the Company, its officers or directors or any third party arising from or based upon any actual, proposed or potential termination of this Agreement by the Company pursuant to this Section 4.2, provided that (i) the Company has complied in all material respects with the terms of this Section 4.2, and (ii) such termination by the Board of Directors of the Company is required to satisfy their fiduciary duties under applicable law and they are so expressly advised in writing by counsel to the Company or the Board of Directors.

                                 ARTICLE V

                           ADDITIONAL AGREEMENTS

            SECTION 5.1 Preparation of the Form S-4; Company Stockholders Meeting. (a) As soon as practicable following the date of this Agreement, Parent shall prepare and file with the SEC the Form S-4, in which the proxy statement of the Company will be included as a prospectus (the "Proxy Statement"). Each of the Company and Parent shall use reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing. The Company will use all reasonable best efforts to cause the Proxy Statement to be mailed to the holders of Company Common Stock as promptly as practicable after the Form S-4 is declared effective under the Securities Act. Parent shall also take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified or to file a general consent to service of process) required to be taken under any applicable state securities laws in connection with the issuance of the Parent Common Stock in the Merger and the Company shall furnish all information concerning the Company and the holders of Company Common Stock as may be reasonably requested in connection with any such action. No filing of, or amendment or supplement to, the Form S-4 will be made by Parent without providing the Company the opportunity to review and comment thereon. Parent will advise the Company, promptly after it receives notice thereof, of the time when the Form S-4 has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Form S-4 or comments thereon and responses thereto or requests by the SEC for additional information. If at any time prior to the Effective Time any information relating to the Company or Parent, or any of their respective affiliates, officers or directors, should be discovered by the Company or Parent which should be set forth in an amendment or supplement to any of the Form S-4, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by law, disseminated to the stockholders of the Company and Parent.

            (b) The Company shall, as promptly as practicable after the Form S-4 is declared effective under the Securities Act, duly call, give notice of, convene and hold the Company Stockholders Meeting in accordance with the OGCL and its Code of Regulations for the purpose of obtaining the Company Stockholder Approval and, subject to its rights to terminate this Agreement pursuant to Section 4.2(b), shall, through its Board of Directors, recommend to its stockholders the approval and adoption of this Agreement, the Merger and the other transactions contemplated hereby. Without limiting the generality of the foregoing but subject to its rights to terminate this Agreement pursuant to Section 4.2(b), the Company agrees that its obligations pursuant to the first sentence of this Section 5.1(b) shall not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Company Takeover Proposal.

            SECTION 5.2 Letters of the Company's Accountants. (a) The Company shall cause to be delivered to Parent two letters from the Company's independent accountants, one dated a date within two business days before the date on which the Form S-4 shall become effective and one dated a date within two business days before the Closing Date, each addressed to Parent, in form and substance reasonably satisfactory to Parent and customary in scope and substance for comfort letters delivered by independent public accountants in connection with registration statements similar to the Form S-4.

            (b) Upon Parent's request, the Company shall use reasonable best efforts to cause to be delivered to Parent and Parent's accountants a letter from the Company's independent accountants addressed to Parent and the Company, dated as of the date the Form S-4 is declared effective and as of the Closing Date, stating that accounting for the Merger as a pooling of interests under Opinion 16 of the Accounting Principles Board and applicable SEC rules and regulations is appropriate if the Merger is closed and consummated as contemplated by this Agreement.

            SECTION 5.3 Letters of Parent's Accountants. Parent shall cause to be delivered to the Company two letters from Parent's independent accountants, one dated a date within two business days before the date on which the Form S-4 shall become effective and one dated a date within two business days before the Closing Date, each addressed to the Company, in form and substance reasonably satisfactory to the Company and customary in scope and substance for comfort letters delivered by independent public accountants in connection with registration statements similar to the Form S-4.

            SECTION 5.4 Access to Information; Confidentiality. Subject to the Confidentiality Agreement dated October 7, 1997, between Parent and the Company (the "Confidentiality Agreement"), and subject to restrictions contained in confidentiality agreements to which such party is subject (which such party will use its reasonable best efforts to have waived) and applicable law, the Company shall, and shall cause each of its respective subsidiaries to, afford to Parent and to the officers, employees, accountants, counsel, financial advisors and other representatives of Parent, reasonable access during normal business hours during the period prior to the Effective Time to all their respective properties, books, contracts, commitments, personnel and records and, during such period, the Company shall, and shall cause each of its respective subsidiaries to, furnish promptly to the Parent (a) a copy of each report, schedule and other document filed by it during such period pursuant to the requirements of federal or state law and (b) all other information concerning its business, properties and personnel as such other party may reasonably request. No review pursuant to this Section 5.4 shall affect any representation or warranty given by the other party hereto. Parent will hold, and will cause its respective officers, employees, accountants, counsel, financial advisors and other representatives and affiliates to hold, any nonpublic information in accordance with the terms of the Confidentiality Agreement.

            SECTION 5.5 Regulatory and Other Matters. (a) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement. Nothing set forth in this Section 5.5(a) will limit or affect actions permitted to be taken pursuant to Section 4.2.

            (b) In connection with and without limiting the foregoing, the Company and Parent shall (i) take all action necessary to ensure that no state takeover statute or similar statute or regulation is or becomes applicable to the Merger, this Agreement, the Stockholder Agreement or any of the other transactions contemplated hereby or thereby and (ii) if any state takeover statute or similar statute or regulation becomes applicable to the Merger, this Agreement, the Stockholder Agreement or any other transaction contemplated hereby or thereby, take all action necessary to ensure that the Merger and the other transactions contemplated by this Agreement and the Stockholder Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement or the Stockholder Agreement and otherwise to minimize the effect of such statute or regulation on the Merger and the other transactions contemplated by this Agreement or the Stockholder Agreement.

            (c) Parent shall cooperate with the Company in obtaining the opinion of Keating, Muething & Klekamp, P.L.L., special counsel to the Company, dated as of the Effective Time, to the effect that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code. In connection therewith, each of Parent, Sub and the Company shall deliver to Keating, Muething & Klekamp, P.L.L. customary representation letters in form and substance reasonably satisfactory to such counsel (the representation letters referred to in this sentence are, the "Tax Certificates").

            (d) The Company shall use its reasonable best efforts to cause each stockholder of the Company to deliver to Parent prior to the Closing a Certificate of Non-Foreign Status ("FIRPTA Certificate"), duly executed by such stockholder, substantially in the form attached hereto as Exhibit B. Notwithstanding anything to the contrary in this Agreement, in the event Parent does not receive a FIRPTA Certificate with respect to any stockholder, Parent shall be entitled to withhold from any Merger Consideration paid to such stockholder the amount required to be withheld under Section 1445 of the Code.

            SECTION 5.6 Indemnification, Exculpation and Insurance. (a) Parent agrees to maintain in effect in accordance with their terms all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors, officers, voting trustees, other persons or employees of the Company and its subsidiaries as provided in their respective Articles of Incorporation and Code of Regulations (or comparable organizational documents) and any indemnification agreements of the Company.

            (b) In the event that Parent or any of its successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, proper provision will be made so that the successors and assigns of Parent assume the obligations set forth in this Section 5.6.

            (c) The provisions of this Section 5.6 (i) are intended to be for the benefit of, and will be enforceable by, each indemnified party, his or her heirs and his or her representatives and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise.

            SECTION 5.7 Fees and Expenses. (a) Except as provided in this
Section 5.7, all fees and expenses incurred in connection with the Merger, this Agreement, and the transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.

            (b) In the event that (i) a Company Takeover Proposal shall have been made known to the Company or any of its subsidiaries or has been made directly to its stockholders generally or any person shall have publicly announced an intention (whether or not conditional) to make a Company Takeover Proposal and thereafter this Agreement is terminated by either Parent or the Company pursuant to Section 7.1(b)(i) or (ii), or (ii) this Agreement is terminated by the Company pursuant to Section 7.1(g), then the Company shall promptly, but in no event later than five days after the date of such termination, pay Parent a fee equal to $6.96 million (the "Termination Fee"), payable by wire transfer of same day funds. The Company acknowledges that the agreements contained in this Section 5.7(b) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent would not enter into this Agreement; accordingly, if the Company fails promptly to pay the amount due pursuant to this Section 5.7(b), and, in order to obtain such payment, Parent commences a suit which results in a judgment against the Company for the fee set forth in this Section 5.7(b), the Company shall pay to Parent its costs and expenses (including attorneys' fees and expenses) in connection with such suit, together with interest on the amount of the fee at the rate on six-month U.S. Treasury obligations plus 300 basis points in effect on the date such payment was required to be made.

            SECTION 5.8 Public Announcements. Parent and the Company will consult with each other before issuing, and provide each other the opportunity to review, comment upon and concur with and use reasonable efforts to agree on, any press release or other public statements with respect to the transactions contemplated by this Agreement, including the Merger, and shall not issue any such press release or make any such public statement prior to such consultation, except as either party may determine is required by applicable law, court process or by obligations pursuant to any listing agreement with any national securities exchange.

            SECTION 5.9 Affiliates. As soon as practicable after the date hereof, the Company shall deliver to Parent a letter identifying all persons who are, at the time this Agreement is submitted for adoption by the stockholders of the Company, "affiliates" of the Company for purposes of Rule 145 under the Securities Act or for purposes of qualifying the Merger for pooling of interests accounting treatment under Opinion 16 of the Accounting Principles Board and applicable SEC rules and regulations, and such list shall be updated as necessary to reflect changes from the date hereof. The Company shall use best efforts to cause each person identified on such list to deliver to Parent not less than 30 days prior to the Effective Time, a written agreement substantially in the form attached as Exhibit A hereto.

            SECTION 5.10 Stock Exchange Listing. Parent shall use reasonable best efforts to cause the Parent Common Stock issuable under
Article II to be approved for listing on the NYSE, subject to official notice of issuance, as promptly as practicable after the date hereof, and in any event prior to the Closing Date.

            SECTION 5.11 Stockholder Litigation. Each of the Company and Parent shall give the other the reasonable opportunity to participate in the defense of any stockholder litigation against the Company or Parent, as applicable, and its directors relating to the transactions contemplated by this Agreement.

            SECTION 5.12 Tax Treatment. Each of Parent and the Company shall use its reasonable best efforts to cause the Merger to qualify as a reorganization under the provisions of Section 368 (a) of the Code. The Company shall use its reasonable best efforts to obtain the opinion of counsel referred to in Section 6.3(c) hereof.

            SECTION 5.13 Pooling of Interests. The Company shall cooperate with Parent in its efforts to cause the transactions contemplated by this Agreement, including the Merger, to be accounted for as a pooling of interests under Opinion 16 of the Accounting Principles Board and applicable SEC rules and regulations, and such accounting treatment to be accepted by the SEC, and the Company agrees that it shall take no action that would cause such accounting treatment not to be obtained. Notwithstanding the foregoing, the Company acknowledges that the SEC's acceptance of pooling of interests accounting treatment with respect to the Merger and the other transactions contemplated by the Merger Agreement is not a condition to either the Company's or Parent's obligations to effect the Merger.

            SECTION 5.14 Standstill Agreements; Confidentiality Agreements. During the period from the date of this Agreement through the Effective Time, the Company shall not terminate, amend, modify or waive any provision of any confidentiality or standstill agreement to which it or any of its respective subsidiaries is a party. During such period, the Company shall enforce, to the fullest extent permitted under applicable law, the provisions of any such agreement, including by obtaining injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof in any court of the United States of America or of any state having jurisdiction.

            SECTION 5.15 Environmental Assessment. Parent shall have the right, between the execution of this Agreement and the Closing Date, to conduct a Phase I environmental assessment of any of the Real Property owned, leased or operated by the Company. Based on the results of the Phase I environmental assessment, Parent shall have the right, in its absolute discretion, to conduct additional environmental investigations at any of the Real Property owned, leased or operated by the Company, which investigations may include the collection and analysis of soil samples, subsurface soil samples, surface water samples, groundwater samples, sediment samples, or samples of any other environmental media at said Real Property. The Company agrees that it shall fully cooperate with Parent with respect to the environmental investigations hereunder, including, but not limited to, providing Parent and its representatives, agents, attorneys, and consultants with all requested documents and information in the possession of Company; making Company employees available for interviews; and assisting Parent and its representatives, agents, attorneys and consultants to the extent necessary to properly implement any environmental sampling to be conducted by or on Parent's behalf. All environmental investigations conducted by Parent pursuant to this Section 5.15 shall constitute the "Environmental Assessment". Parent agrees to indemnify and hold harmless the Company from any and all damage to persons or property caused by the performance of the Environmental Assessment, except to the extent such damage is due to the negligence of the Company or its employees or to pre-existing conditions known to the Company but undisclosed to Parent or its representatives performing the Environmental Assessment. This indemnity shall survive the termination of this Agreement.

            SECTION 5.16 Audited 1997 Financial Statements. As soon as practicable after December 31, 1997, the Company shall deliver to Parent
(a) the audited consolidated balance sheet of Company as of December 31, 1997 and the related audited consolidated statements of income, retained income and cash flows for the year ended December 31, 1997, together with the report thereon by the Company's independent accountants (the "Audited 1997 Financial Statements") and (b) a certificate, duly executed by the chief financial officer or chief accounting officer of the Company restating with respect to the Audited 1997 Financial Statements, the representations and warranties set forth in Section 3.1(e) with respect to the Audited Financial Statements.

            SECTIOM 5.17 Company Benefit Plans. Parent agrees that for a period of two years following the Effective Time, it will maintain or cause the Surviving Corporation to maintain in effect in accordance with their respective terms, and provide benefits under, the Company's officer and non-officer key employees severance plans referred to in Section 5.17 of the Company Disclosure Schedule. Parent further agrees that for a period of one year following the Effective Time, it will maintain or cause the Surviving Corporation to maintain in effect in accordance with its terms, and provide benefits under, the Company's severance plan for salaried employees referred to in Section 5.17 of the Company Disclosure Schedule. Parent further agrees that after the Effective Time it will maintain or cause the Surviving Corporation to maintain in effect in accordance with their respective terms, and provide benefits under, the plan for enhanced retirement benefits and the policy regarding post-retirement health care benefits referred to in Section 5.17 of the Company Disclosure Schedule.

                                 ARTICLE VI

                            CONDITIONS PRECEDENT

            SECTION 6.1 Conditions to Each Party's Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

            (a) Stockholder Approval. The Company Stockholder Approval shall have been obtained.

            (b) HSR Act. The waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired.

            (c) Governmental and Regulatory Approvals. Other than the filing provided for under Section 1.3 and filings pursuant to the HSR Act (which are addressed in Section 6.1(b)), all consents, approvals and actions of, filings with and notices to any Governmental Entity required of the Company, Parent or any of their subsidiaries to consummate the Merger and the other transactions contemplated hereby and in order for the Surviving Corporation to operate its business after consummation of the Merger as currently conducted by the Company, the failure of which to be obtained or taken (i) is reasonably expected to have a material adverse effect on the Surviving Corporation and its prospective subsidiaries, taken as a whole, or (ii) will result in a violation of any laws, shall have been obtained or waived, including those set forth in Section 6.1(c) of the Company Disclosure Schedule, all in form and substance reasonably satisfactory to the Company and Parent.

            (d) No Injunctions or Restraints. No judgment, order, decree, statute, law, ordinance, rule or regulation, entered, enacted, promulgated, enforced or issued by any court or other Governmental Entity of competent jurisdiction or other legal restraint or prohibition (collectively, "Restraints") shall be in effect (i) preventing the consummation of the Merger, or (ii) which otherwise is reasonably likely to have a material adverse effect on the Company or Parent, as applicable; provided, however, that each of the parties shall have used its reasonable best efforts to prevent the entry of any such Restraints and to appeal as promptly as possible any such Restraints that may be entered.

            (e) Form S-4. The Form S-4 shall have become effective under the Securities Act prior to the mailing of the Proxy Statement by the Company to its stockholders and no stop order or proceedings seeking a stop order shall be threatened by the SEC or shall have been entered or be pending by the SEC.

            (f) NYSE Listing. The shares of Parent Common Stock issuable to the Company's stockholders as contemplated by Article II shall have been approved for listing on the NYSE, subject to official notice of issuance.

            SECTION 6.2 Conditions to Obligations of Parent. The obligation of Parent to effect the Merger is further subject to satisfaction or waiver of the following conditions:

            (a) Representations and Warranties. The representations and warranties of the Company set forth herein shall be true and correct in all material respects (or in all respects in the case of any representation or warranty containing any materiality qualifier) both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), and Parent shall have received at the Closing a certificate to that effect dated the Closing Date and signed by a senior executive officer of the Company.

            (b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received at the Closing a certificate to that effect dated the Closing Date and signed by a senior executive officer of the Company.

            (c) No Action. No action, suit or proceeding by any Governmental Entity or other party before any court or governmental or regulatory authority shall be pending or threatened against the Company or Parent or any of their subsidiaries challenging the validity or legality of the transactions contemplated by this Agreement or the Stockholders Agreement, other than actions, suits or proceedings which, in the reasonable opinion of counsel to the parties hereto, are unlikely to result in an adverse judgment.

            (d) Completion of Satisfactory Due Diligence. Parent shall have completed a due diligence investigation of the Company and its subsidiaries, including, but not limited to meetings with management, plant visitations and other informational requests in scope, detail, substance and result reasonably satisfactory to Parent; provided, that if Parent shall not have exercised its termination right pursuant to Section 7.1(d) hereof within thirty-four (34) days of the date of this Agreement, this condition shall be deemed to be satisfied.

            (e) Environmental Assessment. Parent shall have received the Environmental Assessment, which shall be in form and substance reasonably satisfactory to Parent. This condition shall be deemed to have been satisfied unless the reasonable cost of any matters identified in the Environmental Assessment, including, but not limited to: (i) the investigation and/or remediation of contamination at any of the Company's properties; (ii) fines, penalties or compliance obligations related to violations of applicable Environmental Laws; (iii) liability for the Release, disposal or transportation of Hazardous Substances, Oils, Pollutants, or Contaminants sent to off-site locations or at former facilities of the Company; and (iv) capital costs to comply with Environmental Laws as in effect on the date of this Agreement that will impose obligations on the Company that are not otherwise included in the Company's budgets, are not likely to exceed, in the aggregate, $10 million.

            SECTION 6.3 Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is further subject to satisfaction or waiver of the following conditions:

            (a) Representations and Warranties. The representations and warranties of Parent set forth herein shall be true and correct in all material respects (or in all respects in the case of any representation or warranty containing any materiality qualifier) both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), and the Company shall have received at the Closing a certificate to that effect dated the Closing Date and signed by a senior executive officer of Parent.

            (b) Performance of Obligations of Parent. Parent shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and the Company shall have received at the Closing a certificate to that effect dated the Closing Date and signed by a senior executive officer of Parent.

            (c) Tax Opinions. The Company shall have received from Keating, Muething & Klekamp, P.L.L., counsel to the Company, an opinion dated as of the Closing Date, to the effect that (i) the Merger will constitute a "reorganization" within the meaning of Section 368(a) of the Code, (ii) Parent, Sub and the Company will each be a party to such reorganization within the meaning of Section 368(b) of the Code, and (iii) no gain or loss will be recognized by the Company or the Company's stockholders as a result of the Merger, except with respect to cash received by Company stockholders in lieu of fractional shares of Parent Common Stock or cash received by Company stockholders pursuant to the exercise of rights under Section 1701.85 of the OGCL. In rendering such opinion, counsel for the Company may require delivery of and rely upon the Tax Certificates.

            (d) Securities Opinion. The Company shall have received from Skadden, Arps, Slate, Meagher & Flom LLP, counsel to Parent, an opinion dated as of the Closing Date to the effect that the shares of Common Stock covered by the Form S-4 (which shall include all of the shares issuable to the Company's stockholders as contemplated by Article II) have been registered under the Securities Act of 1933, as amended, for issuance to stockholders of the Company pursuant to the terms of the Merger.

            SECTION 6.4 Frustration of Closing Conditions. Neither Parent nor the Company may rely on the failure of any condition set forth in
Section 6.1, 6.2 or 6.3, as the case may be, to be satisfied if such failure was caused by such party's failure to use best efforts to consummate the Merger and the other transactions contemplated by this Agreement, as required by and subject to Section 5.5.

                                ARTICLE VII

                     TERMINATION, AMENDMENT AND WAIVER

            SECTION 7.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, and (except in the case of 7.1(g)) whether before or after the Company Stockholder Approval or the Parent Stockholder Approval:

            (a) by mutual written consent of Parent and the Company;

            (b) by either Parent or the Company:

            (i) if the Merger shall not have been consummated by June 30, 1998; provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(b)(i) shall not be available to any party whose failure to perform any of its obligations under this Agreement results in the failure of the Merger to be consummated by such time; provided, further, that this Agreement may be extended not more than 30 days by either party by written notice to the other party if the Merger shall not have been consummated as a direct result of Parent or the Company having failed to receive all regulatory approvals required to be obtained with respect to the Merger;

            (ii) if the Company Stockholder Approval shall not have been obtained at the Company Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof;

            (iii) if any Restraint having any of the effects set forth in
      Section 6.1(d) shall be in effect and shall have become final and nonappealable; provided, that the party seeking to terminate this Agreement pursuant to this Section 7.1(b)(iv) shall have used best efforts to prevent the entry of and to remove such Restraint;

            (c) by Parent, if the Company shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.2(a) or (b), and (B) is incapable of being cured by the Company or is not cured within 45 days of written notice thereof;

            (d) by Parent, if it shall not be reasonably satisfied with its due diligence investigation of the Company and its subsidiaries contemplated in Section 6.2(d) hereof; provided, that if Parent shall not have exercised its termination right contained in this Section 7.1(d) within thirty-four (34) days of the date of this Agreement, this termination right shall be deemed to have lapsed;

            (e) notwithstanding subparagraph (d) above, by Parent, if the condition set forth in Section 6.2(e) shall not have been satisfied;

            (f) by the Company, if Parent shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.3(a) or (b), and (B) is incapable of being cured by Parent or is not cured within 45 days of written notice thereof; or

            (g) prior to receipt of the Company Stockholder Approval, by the Company in accordance with Section 4.2(b); provided that, in order for the termination of this Agreement pursuant to this paragraph (g) to be deemed effective, the Company shall have complied with all provisions of
Section 4.2, including the notice provisions therein, and with applicable requirements, including the payment of the Termination Fee as provided in
Section 5.7.

            SECTION 7.2 Effect of Termination. In the event of termination of this Agreement by either the Company or Parent as provided in Section 7.1, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent or the Company, other than the provisions of Section 3.1(o), Section 3.2(h), the last sentence of
Section 5.4, Section 5.7, the penultimate sentence of Section 5.15, this
Section 7.2 and Article VIII, which provisions survive such termination.

            SECTION 7.3 Amendment. This Agreement may be amended by the parties at any time before or after the Company Stockholder Approval; provided, however, that after any such approval, there shall not be made any amendment that by law requires further approval by the stockholders of the Company without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of all of the parties.

            SECTION 7.4 Extension; Waiver. At any time prior to the Effective Time, a party may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) subject to the proviso of Section 7.3, waive compliance by the other party with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

                                ARTICLE VIII

                             GENERAL PROVISIONS

            SECTION 8.1 Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time and no claim of breach of any representation or warranty may be made after the Effective Time. This Section 8.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

            SECTION 8.2 Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally, telecopied (which is confirmed) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

            (a) if to Parent or Sub, to

            International Paper Company
            Two Manhattanville Road
            Purchase, New York 10577
            Telecopy No.:  (914) 397-1612
            Attention:   General Counsel

            with a copy to:

            Skadden, Arps, Slate, Meagher & Flom LLP
            919 Third Avenue
            New York, New York 10022
            Telecopy No.:  (212) 735-2000
            Attention:  Eric J. Friedman

            (b)  if to the Company, to

            The Weston Paper and Manufacturing Co.
            2001 North 19th Street
            Terre Haute, IN 47804
            Telecopy No.:  (812) 232-0529
            Attention:  General Counsel

            with a copy to:

            Turner, Granzow & Hollenkamp
            50 East Third Street
            Dayton, Ohio  45402
            Telecopy No.:  (937) 228-4708
            Attention:  Nicholas C. Hollenkamp

            SECTION 8.3 Definitions. For purposes of this Agreement:

            (a) except as otherwise provided for in this Agreement, an "affiliate" of any person means another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person, where "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a person, whether through the ownership of voting securities, by contract, as trustee or executor, or otherwise;

            (b) "material adverse change" or "material adverse effect" means, when used in connection with the Company or Parent, any change, effect, event, occurrence or state of facts that is, or would reasonably be expected to be, materially adverse to the business, financial condition or results of operations of such party and its subsidiaries taken as a whole; and the terms "material" and "materially" have correlative meanings;

            (c) "person" means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity;

            (d) a "subsidiary" of any person means another person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first person; and

            (e) "knowledge" of any person which is not an individual means the knowledge of such person's executive officers, including those individuals identified in Section 8.3(e) of the Company Disclosure Schedule, based upon reasonable inquiry.

            SECTION 8.4 Interpretation. When a reference is made in this Agreement to an Article, Section or Exhibit, such reference shall be to an Article or Section of, or an Exhibit to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation". The words "hereof", "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a person are also to its permitted successors and assigns.

            SECTION 8.5 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

            SECTION 8.6 Entire Agreement; No Third-Party Beneficiaries. This Agreement (including the documents and instruments referred to herein) and the Confidentiality Agreement (a) constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter of this Agreement and (b) except for the provisions of Article II and Section 5.6 are not intended to confer upon any person other than the parties any rights or remedies.

            The Company shall not be deemed to have made to Parent or Sub any representation or warranty other than is expressly set forth in Article III of this Agreement. Without limiting the generality of the foregoing, and notwithstanding any otherwise express representations and warranties made by the Company in Article III, the Company makes no representation or warranty with respect to any projections, estimates or budgets of future revenues, expenses or expenditures or future results of operations or with respect to any other information or documents made available to Parent or Sub or their counsel, accountants or advisors with respect to the Company.

            SECTION 8.7 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, regardless of the laws that might otherwise govern under applicable principles of conflict of laws thereof; provided, however, that the laws of the respective jurisdictions of incorporation of the parties shall govern the relative rights, obligations, powers, duties and other internal affairs of each party and its board of directors and stockholders.

            SECTION 8.8 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties hereto without the prior written consent of the other parties; provided, however, that Sub may assign its rights and obligations, in whole or in part, under this Agreement to any other wholly owned subsidiary of Parent. Any assignment in violation of the preceding sentence shall be void. Subject to the preceding two sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and permitted assigns.

            SECTION 8.9 Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

            SECTION 8.10 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.


               [Remainder of page intentionally blank]




            IN WITNESS WHEREOF, Parent, Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.


                            INTERNATIONAL PAPER COMPANY


                            By /S/ W. MICHAEL AMICK
                               --------------------------------
                               Title: Executive Vice President


                            WOLVERINE ACQUISITION CORP.


                            By /S/ W. MICHAEL AMICK
                              ---------------------------------
                              Title: Executive Vice President


                            THE WESTON PAPER AND
                            MANUFACTURING CO.


                            By /S/ EDWARD J. TURNER, JR.
                              ---------------------------------
                              Title: Chairman of the Board &
                                     Chief Executive Officer





                             TABLE OF CONTENTS

                                                                  PAGE

                                 ARTICLE I

      SECTION 1.1  The Merger.....................................A-2
      SECTION 1.2  Closing........................................A-3
      SECTION 1.3  Effective Time.................................A-3
      SECTION 1.4  Effects of the Merger..........................A-3
      SECTION 1.5  Articles of Incorporation and Code of
                     Regulations of the Surviving Corporation.....A-3
      SECTION 1.6  Directors and Officers.........................A-3
      SECTION 1.7  Reservation of Right to Revise Transaction.....A-3

                                 ARTICLE II

                 EFFECT OF THE MERGER ON THE CAPITAL STOCK
                      OF THE CONSTITUENT CORPORATIONS;
                          EXCHANGE OF CERTIFICATES

      SECTION 2.1  Effect on Capital Stock........................A-4
      SECTION 2.2  Exchange of Certificates.......................A-4
      SECTION 2.3  Certain Adjustments............................A-7
      SECTION 2.4  Shares of Dissenting Stockholders. ............A-7

                                ARTICLE III

                       REPRESENTATIONS AND WARRANTIES

      SECTION 3.1  Representations and Warranties of the
                   Company........................................A-8
            (a)  Organization, Standing and Corporate Power.......A-8
            (b)  Subsidiaries.....................................A-9
            (c)  Capital Structure................................A-9
            (d)  Authority; Noncontravention......................A-9
            (e)  Financial Statements; Undisclosed Liabilities...A-10
            (f)  Information Supplied............................A-11
            (g)  Absence of Certain Changes or Events............A-11
            (h)  Compliance with Applicable Laws; Litigation.....A-12
            (i)  Benefit Plan Representations....................A-12
            (j)  Taxes...........................................A-15
            (k)  Voting Requirements.............................A-16
            (l)  State Takeover Statutes.........................A-16
            (m)  Accounting Matters..............................A-17
            (n)  Opinion of Financial Advisor....................A-17
            (o)  Brokers.........................................A-17
            (p)  Intellectual Property...........................A-17
            (q)  Certain Contracts...............................A-18
            (r)  Environmental Liability.........................A-19
            (s)  Transactions with Affiliates....................A-22
            (t)  Insurance.......................................A-22
            (u)  Real Property; Assets...........................A-22
            (v)  Labor Matters...................................A-23
      SECTION 3.2  Representations and Warranties of Parent......A-24
            (a)  Organization, Standing and Corporate Power......A-24
            (b)  Subsidiaries....................................A-24
            (c)  Capital Structure...............................A-24
            (d)  Authority; Noncontravention.....................A-25
            (e)  Regulatory Documents; Undisclosed Liabilities...A-26
            (f)  Information Supplied............................A-26
            (g)  Absence of Certain Changes or Events............A-27
            (h)  Brokers.........................................A-27

                                 ARTICLE IV

                 COVENANTS RELATING TO CONDUCT OF BUSINESS

      SECTION 4.1  Conduct of Business...........................A-27
      SECTION 4.2  No Solicitation by the Company................A-30

                                 ARTICLE V

                           ADDITIONAL AGREEMENTS

      SECTION 5.1  Preparation of the Form S-4; Company
                     Stockholders Meeting........................A-32
      SECTION 5.2  Letters of the Company's Accountants..........A-32
      SECTION 5.3  Letters of Parent's Accountants...............A-33
      SECTION 5.4  Access to Information; Confidentiality........A-33
      SECTION 5.5  Regulatory and Other Matters..................A-33
      SECTION 5.6  Indemnification, Exculpation and Insurance....A-34
      SECTION 5.8  Public Announcements..........................A-35
      SECTION 5.9  Affiliates....................................A-35
      SECTION 5.10  Stock Exchange Listing.......................A-35
      SECTION 5.11  Stockholder Litigation.......................A-35
      SECTION 5.12  Tax Treatment................................A-36
      SECTION 5.13  Pooling of Interests.........................A-36
      SECTION 5.14  Standstill Agreements; Confidentiality
                      Agreements.................................A-36
      SECTION 5.15  Environmental Assessment.....................A-36
      SECTION 5.16  Audited 1997 Financial Statements............A-36
      SECTION 5.17 Company Benefit Plans.  ......................A-37

                                 ARTICLE VI

                            CONDITIONS PRECEDENT

      SECTION 6.1  Conditions to Each Party's Obligation to
                     Effect the Merger...........................A-37
      SECTION 6.2  Conditions to Obligations of Parent...........A-38
      SECTION 6.3  Conditions to Obligations of the Company......A-39
      SECTION 6.4  Frustration of Closing Conditions.............A-39

                                ARTICLE VII

                     TERMINATION, AMENDMENT AND WAIVER

      SECTION 7.1  Termination...................................A-40
      SECTION 7.2  Effect of Termination.........................A-41
      SECTION 7.3  Amendment.....................................A-41
      SECTION 7.4  Extension; Waiver.............................A-41

                                ARTICLE VIII

                             GENERAL PROVISIONS

      SECTION 8.1  Nonsurvival of Representations and
                     Warranties..................................A-41
      SECTION 8.2  Notices.......................................A-41
      SECTION 8.3  Definitions...................................A-42
      SECTION 8.4  Interpretation................................A-43
      SECTION 8.5  Counterparts..................................A-43
      SECTION 8.6  Entire Agreement; No Third-Party
                     Beneficiaries...............................A-43
      SECTION 8.7  Governing Law.................................A-44
      SECTION 8.8  Assignment....................................A-44
      SECTION 8.9  Headings......................................A-44
      SECTION 8.10  Severability.................................A-44




                                                                     ANNEX B

                            STOCKHOLDER AGREEMENT

                  STOCKHOLDER AGREEMENT (this "Agreement"), dated as of January 29, 1998, by and among International Paper Company, a New York corporation ("Parent"), and each other person and entity set forth on the signatures pages hereof (each, a "Stockholder," and collectively, the "Stockholders"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement (as defined below).

                            W I T N E S S E T H:
                            - - - - - - - - - -

                  WHEREAS, concurrently with the execution and delivery of this Agreement, an Agreement and Plan of Merger (as such agreement may be amended from time to time, the "Merger Agreement") is being entered into by and among Parent, Wolverine Acquisition Corp., an Ohio corporation and wholly owned subsidiary of Parent ("Sub"), and The Weston Paper and Manufacturing Co., an Ohio corporation (the "Company"), pursuant to which Sub has agreed to merge with and into the Company, with the Company continuing as the surviving corporation (the "Merger");

                  WHEREAS, as a condition to, and in consideration for, Parent's willingness to enter into the Merger Agreement and to consummate the transactions contemplated thereby, Parent has required that the Stockholders enter into this Agreement;

                  WHEREAS, each of the Stockholders, with respect to the shares of Company Common Stock owned by such Stockholder and listed opposite the signature of such Stockholder (its "Shares"), has entered into a Voting Trust Agreement (the "Voting Trust Agreement"), dated as of February 1, 1971 (as amended, with an effective termination date extended through April 30, 2006), among certain holders of Company Common Stock and Ruel F. Burns, Jr., Edward T. Turner, Jr. and Paul
        H. Granzow, as trustees (the "Voting Trustees"); and

                  WHEREAS, pursuant to the Voting Trust Agreement, each of the Stockholders (i) has deposited, assigned, transferred and delivered to the Voting Trustees its Shares for the purpose of vesting in the Voting Trustees the right to vote such Shares, subject to the terms of the Voting Trust Agreement, and (ii) received from the Voting Trustees in exchange for its Shares, certificates evidencing its rights in such Shares ("Trust Certificates").

                  NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained herein, the parties hereto, intending to be legally bound, hereby agree as follows:

                  1.  Definition.  For purposes of this Agreement:

                  "Person" shall mean an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity.

                  2.   Agreements.

                  (a) Voting Agreement. Each Stockholder shall, as to itself, with respect to any meeting of the holders of Company Common Stock, however such meeting is called and regardless of whether such meeting is a special or annual meeting of the stockholders of the Company (a "Company Stockholders Meeting"), or in connection with any written consent of the stockholders of the Company (a "Written Consent"), in accordance with Article SEVENTH of the Voting Agreement, request in writing from the Voting Trustees a proxy, with power of substitution. Pursuant to the proxy, the Stockholder shall vote or cause to be voted all of such Stockholder's Shares subject to the Voting Agreement (A) in favor of the Merger, the execution and delivery by the Company of the Merger Agreement and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement and this Agreement and any actions required in furtherance thereof and hereof (collectively, the "Merger Proposal"), and (B) against any Company Takeover Proposal or any other action or agreement that would in any manner impede, frustrate, prevent or nullify any of the transactions contemplated by the Merger Agreement, including the Merger, or result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or which would result in any of the conditions to the Company's or Parent's obligations under the Merger Agreement not being fulfilled. If the Voting Trust Agreement is terminated prior to a Company Stockholders Meeting or the obtaining of a Written Consent with respect to the Merger Proposal or, in the case of Shares not subject to the Voting Agreement, such Stockholder shall take such actions as are necessary to vote or cause to be voted all of such Stockholder's Shares not subject to the Voting Agreement, including Shares previously subject to the Voting Agreement, (A) in favor of the Merger Proposal and (B) against any Company Takeover Proposal or any other action or agreement that would in any manner impede, frustrate, prevent or nullify any of the transactions contemplated by the Merger Agreement, including the Merger, or result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or which would result in any of the conditions to the Company's or Parent's obligations under the Merger Agreement not being fulfilled.

                  (b)  No Inconsistent Arrangements.  Each
        Stockholder hereby covenants and agrees, severally and not jointly and solely as to itself, that it shall not (i) transfer (which term shall include, without limitation, any sale, gift, pledge or other disposition), or consent to any transfer of, any or all of its Shares or Trust Certificates, or any interest therein if such transfer would result in the Stockholder no longer having the power to vote or cause to be voted its Shares on the Merger Proposal (pursuant to Section 2(a) hereof), (ii) enter into any contract, option or other agreement or understanding with respect to any such transfer of any or all of its Shares or Trust Certificates, or any interest therein, (iii) except as otherwise provided under the Voting Trust Agreement, grant any proxy, power-of-attorney or other authorization in or with respect to its Shares or Trust Certificates, (iv) deposit its Shares into a voting trust or enter into a voting agreement or arrangement with respect to such Shares, other than pursuant to the Voting Trust Agreement or this Agreement, or (v) take any other action that would in any way restrict, limit or interfere with the performance of its obligations hereunder or the transactions contemplated hereby or by the Merger Agreement.

                  (c) No Solicitation. Each Stockholder hereby agrees, in its capacity as a stockholder of the Company, that the Stockholder shall not (and the Stockholder shall use reasonable efforts to cause its officers, directors, employees, representatives and agents, including, but not limited to, investment bankers, attorneys and accountants, not to), directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with, or provide any information to, any Person (other than Parent, any of its affiliates or representatives) concerning any Company Takeover Proposal; provided that nothing contained in this Section 2(c) shall restrict any Stockholder, or any officer, director or employee of any Stockholder from taking any action in his or her capacity as a director of the Company which is permitted to be taken pursuant to Section
        4.2 of the Merger Agreement.

                  (d) Reasonable Best Efforts. Subject to the terms and conditions of this Agreement, each of the parties hereto agrees to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement and the Merger Agreement; provided that nothing contained in this Section 2(d) shall restrict any Stockholder or any officer, director or employee of any Stockholder from taking any action in his or her capacity as a director of the Company which is permitted to be taken pursuant to Section 4.2 of the Merger Agreement.

                  3.   Representations and Warranties.

                  (a) Each Stockholder (or if Stockholder is a trust, the duly appointed trustee(s) ("Trustee") on behalf of such Stockholder) hereby represents and warrants, severally and not jointly and solely as to itself, to Parent as follows:

                  (i) Ownership of Securities. On the date hereof, the Stockholder, other than a Trustee, is the beneficial owner of the Shares as set forth opposite the signature hereto of such Stockholder, all of which Shares are owned of record by the Voting Trustees. The Stockholder has the sole power to vote or the sole power to issue instructions to the Voting Trustee with respect to the matters set forth in Section 2 hereof, sole power of disposition, sole power of conversion, sole power (if any) to demand appraisal rights and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Shares with no limitations, qualifications or restrictions on such rights, subject to applicable securities laws and the terms of this Agreement and the Voting Agreement.

                  (ii) Power; Binding Agreement.  Each Stockholder or
             Trustee on behalf of a Stockholder, as the case may be, has the corporate power and authority to enter into and perform all of its obligations under this Agreement.
             The execution, delivery and performance of this Agreement by the Stockholder will not violate any other agreement to which the Stockholder is a party including, without limitation, any voting agreement, proxy arrangement, pledge agreement, shareholders agreement or voting trust. This Agreement has been duly and validly executed and delivered by the Stockholder and constitutes a valid and binding agreement of the Stockholder, enforceable against the Stockholder in accordance with its terms. There is no beneficiary or holder of a voting trust certificate or other interest of any trust of which the Stockholder is a trustee whose consent is required for the execution and delivery of this Agreement or the compliance by the Stockholder with the terms hereof.

                  (iii) No Conflicts. No filing with, and no permit, authorization, consent or approval of, any Governmental Entity is required for the execution of this Agreement by the Stockholder and the consummation by the Stockholder of the transactions contemplated hereby, and none of the execution and delivery of this Agreement by the Stockholder, the consummation by the Stockholder of the transactions contemplated hereby or compliance by the Stockholder with any of the provisions hereof shall (A) conflict with or result in any breach of any organizational documents applicable to the Stockholder, (B) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of any note, loan agreement, bond, mortgage, indenture, license, contract, commitment, arrangement, understanding, agreement or other instrument or obligation of any kind to which the Stockholder is a party or by which the Stockholder or any of its properties or assets may be bound, or (C) violate any order, writ, injunction, decree, judgment, order, statute, arbitration award, rule or regulation applicable to the Stockholder or any of its properties or assets.

                  (b) Parent hereby represents and warrants to the Stockholders, and to each of them, as follows:

                  (i) Power; Binding Agreement. Parent has the corporate power and authority to enter into and perform all of its obligations under this Agreement. The execution, delivery and performance of this Agreement by Parent will not violate any material agreement to which Parent is a party. This Agreement has been duly and validly executed and delivered by Parent and constitutes a valid and binding agreement of Parent, enforceable against Parent in accordance with its terms.

                  (ii) No Conflicts.  No filing with, and no permit,
             authorization, consent or approval of, any Governmental Entity is required for the execution of this Agreement by Parent and the consummation by Parent of the transactions contemplated hereby, and none of the execution and delivery of this Agreement by Parent, the consummation by Parent of the transactions contemplated hereby or compliance by Parent with any of the provisions hereof shall (A) conflict with or result in any breach of any organizational documents applicable to Parent, (B) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of any material note, loan agreement, bond, mortgage, indenture, license, contract, commitment, arrangement, understanding, agreement or other instrument or obligation of any kind to which Parent is a party or by which Parent or any of its properties or assets may be bound, or (C) violate any order, writ, injunction, decree, judgment, order, statute, arbitration award, rule or regulation applicable to Parent or any of its properties or assets.

                  4. Stop Transfer. Except pursuant to the terms of the Shares, no Stockholder may request or cause the Voting Trustees to request that the Company or the Voting Trustees, as the case may be, register the transfer (book-entry or otherwise) of any certificate or uncertificated interest, including without limitation the Trust Certificates, representing any of its Shares, unless such transfer is made in compliance with this Agreement. In the event of any dividend or distribution, or any change in the capital structure of the Company by reason of any non-cash dividend, split-up, recapitalization, combination, exchange of securities or the like, the term "Shares" shall refer to and include each Stockholder's Shares as well as all such dividends and distributions of securities and any securities into which or for which any or all such Shares may be changed, exchanged or converted.

                  5. Restriction on Sales of Securities. From the date that is 30 days prior to the effective time of the Merger, until after such time as results covering at least 30 days of post-Merger combined operations of the Company and Parent have been published by Parent, in the form of a quarterly earnings report, an effective registration statement filed with the SEC, a report to the SEC on Forms 10-K, 10-Q or 8-K, or any other public filing or announcement which includes such combined results of operations, no Stockholder will sell, transfer or otherwise dispose of any of its shares or Trust Certificates, any shares of Parent Common Stock it receives in the Merger or any other shares of Parent Common Stock or Parent preferred stock it holds.

                  6.   Termination of Voting Trust Agreement.
        Each Stockholder agrees to use its best efforts to cause the Voting Trust Agreement to be terminated and to be of no further force and effect as of the effective time of the Merger.

                  7.   Termination.  This Agreement and the
        covenants, representations and warranties and agreements contained herein or granted pursuant hereto shall terminate upon the earlier to occur of (i) the termination of the Merger Agreement in accordance with Article VII thereof or
        (ii) the consummation of the transactions contemplated by the Merger Agreement, provided that the provisions of Sections 5 and 6 hereof shall survive the consummation of such transactions in accordance with their terms (but shall not survive the termination of the Merger Agreement).

                  8.   Miscellaneous.

                  (a) Specific Performance. Each party hereto recognizes and agrees that if for any reason any of the provisions of this Agreement are not performed by any other party in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or injury would be caused to non-breaching parties for which money damages would not be an adequate remedy. Accordingly, the parties agree that, in addition to any other available remedies, the non-breaching party shall be entitled to seek an injunction restraining any violation or threatened violation of the provisions of this Agreement.

                  (b) Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. Without limiting the foregoing, with respect to any provision of this Agreement, if it is determined by a court of competent jurisdiction to be excessive as to duration or scope, it is the parties' intention that such provision nevertheless be enforced to the fullest extent which it may be enforced.

                  (c) Attorneys' Fees. If any action at law or equity, including an action for declaratory relief, is brought to enforce or interpret any provision of this Agreement, the prevailing party shall be entitled to recover reasonable attorneys' fees and expenses from the other party, which fees and expenses shall be in addition to any other relief which may be awarded.

                  (d)  GOVERNING LAW.  THIS AGREEMENT SHALL BE
        GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, REGARDLESS OF THE LAWS THAT MIGHT
        OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICTS OF
        LAWS THEREOF.

                  (e) Entire Agreement. This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the parties or any of them with respect to the subject matter hereof.

                  (f) Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by facsimile (which is confirmed), or by registered or certified mail (postage prepaid, return receipt requested):

                  If to a Stockholder, to the address set
                  forth on Schedule I

                  copy to:

                       Turner, Granzow & Hollenkamp
                       50 East Third Street
                       Dayton, Ohio  45402
                       Attention:  Nicholas C. Hollenkamp, Esq.
                       Facsimile:  (937) 228-4708

                  If to Parent, to:
                       International Paper Company
                       Two Manhattanville Road
                       Purchase, New York 10577
                       Attention:  General Counsel
                       Facsimile:  (914) 397-1612

                  copy to:

                       Skadden, Arps, Slate, Meagher & Flom LLP
                       919 Third Avenue
                       New York, New York 10022
                       Attention:  Eric J. Friedman, Esq.
                       Facsimile:  (212) 735-2000

        or to such other address as the person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

                  (g) Descriptive Headings; Interpretation. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

                  (h) Assignment; Binding Agreement. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any party hereto without the prior written consent of the other parties hereto.

                  (i) Amendment, Modification and Waiver. This Agreement may not be amended, modified or waived except by an instrument or instruments in writing signed and delivered on behalf of the party hereto against whom such amendment, modification or waiver is sought to be entered.

                  (j) Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

                  IN WITNESS WHEREOF, Parent has caused this
        Agreement to be duly executed by its authorized representative as of the day and year first above written.

                                 INTERNATIONAL PAPER COMPANY


                                 By:/S/ W. MICHAEL AMICK
                                    --------------------------
                                    Name:  W. Michael Amick
                                    Title: Executive Vice President


                  IN WITNESS WHEREOF, each undersigned Stockholder or its authorized representative has duly executed this Agreement as of the day and year first above written.


          STOCKHOLDER NAME                             STOCKHOLDER SIGNATURE         NUMBER OF SHARES

          Charles E. Beaman                            /S/ CHARLES E. BEAMAN               1,271

          Charles E. Beaman,                           /S/ CHARLES E. BEAMAN               5,888
          Executor of Estate of Margaret E. Beaman,
          deceased

          Mayme Boatman Trust,                         /S/ PAUL H. GRANZOW                 2,255
          Paul H. Granzow,
          Trustee

          James A. Coffield Trust,                     /S/ PAUL H. GRANZOW                 5,864
          Paul H. Granzow,
          Trustee

          Lana Turner Granzow                          /S/ LANA TURNER GRANZOW             1,165

          Paul H. Granzow                              /S/ PAUL H. GRANZOW                11,044

          Paul H. Granzow,                             /S/ PAUL H. GRANZOW                33,917
          Executor of Estate of Kathryn C. Lange,
          deceased

          Nicholas C. Hollenkamp                       /S/ NICHOLAS C. HOLLENKAMP          7,302

          Ward M. Hubbard                              /S/ WARD M. HUBBARD                32,596

          David L. Robinson                            /S/ DAVID L. ROBINSON               3,686

          David L. Robinson and                        /S/ DAVID L. ROBINSON &               850
          Hazel Robinson                                   HAZEL ROBINSON

          Hazel Robinson,                              /S/ HAZEL ROBINSON                    473
          Custodian for Dale Lewis Robinson

          Hazel Robinson,                              /S/ HAZEL ROBINSON                    483
          Custodian for Daniel L. Robinson

          Hazel Robinson,                              /S/ HAZEL ROBINSON                    475
          Custodian for Deborah L. Robinson

          Hazel Robinson                               /S/ HAZEL ROBINSON                  3,084

          Edward T. Turner, Jr.                        /S/ EDWARD T. TURNER, JR.          31,779

          Phyllis D. Turner                            /S/ PHYLLIS D. TURNER               2,672

                         TOTAL                         N/A                               144,794




                                                                     ANNEX C

                   [LETTERHEAD OF SBC WARBURG DILLON READ INC.]

     January 29, 1998

     The Board of Directors
     The Weston Paper and Manufacturing Co.
     2001 North 19th Street
     Terre Haute, IN 47804

     Gentlemen:

         We understand that The Weston Paper and Manufacturing Co.
     ( Weston or the Company ) is undertaking a transaction whereby a wholly-owned subsidiary of International Paper Company ( IP ) will be merged with and into the Company, pursuant to the terms of an Agreement and Plan of Merger and the exhibits thereto, as amended in January 1998 (the Merger Agreement ), such that Weston becomes a wholly owned subsidiary of IP (the "Transaction"). Pursuant to the Transaction, each outstanding share of Weston s Common Stock, $0.50 par value (the "Weston Common Stock"), shall be converted into shares of IP Common Stock, $1.00 par value (the IP Common Stock ) at a variable ratio that yields total consideration to Weston shareholders of $232 million, as further specified in the Merger Agreement, (the "Consideration"). The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

         You have requested our opinion as to whether the Consideration to be received by the holders of Weston Common
     Stock (the Holders ) in the Transaction is fair to such Holders, from a financial point of view.

         SBC Warburg Dillon Read Inc. has acted as financial advisor to the Board of Directors of Weston in connection with the Merger and will receive a fee upon the consummation thereof. In the ordinary course of business, we may have traded securities of IP for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

         In arriving at our opinion, we have, among other things: (i) reviewed certain financial information and other data relating to the business and prospects of Weston provided to us by Weston, some of which is not publicly available, (ii) reviewed certain financial budget information prepared by the management of Weston, (iii) reviewed certain publicly available business and financial information relating to IP, (iv) conducted discussions with members of the senior managements of Weston and IP with respect to the operations, financial condition, history and prospects of each company, (v) reviewed publicly available financial and stock market data with respect to certain other companies in lines of business we believe to be generally comparable to those of Weston and IP, (vi) reviewed the financial terms, to the extent publicly available, of certain other merger and acquisition transactions which we believe to be generally comparable to the Transaction, (vii) reviewed the historical market prices of IP Common Stock, (viii) reviewed the Merger Agreement, and (ix) conducted such other financial studies, analyses, and investigations, and considered such other information as we deemed necessary or appropriate.

         In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have, with your consent, relied on such information being complete and accurate in all material respects. In addition, we have not made or received any evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of Weston or IP. With respect to the financial budget information provided to or otherwise reviewed by or discussed with us, we have assumed that such information is reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Weston as to the future financial performance of the Company. Further, our opinion is based on economic, monetary, and market conditions existing on, and the information made available to us as of, the date hereof.

         SBC Warburg Dillon Read Inc. was not authorized to contact or hold discussions with any parties other than IP as potential acquirors.

         In rendering our opinion, we have assumed, with your consent, that the Transaction will qualify as a tax-free reorganization.

         Our opinion does not address the Company's underlying business decision to effect the Transaction nor does it constitute a recommendation to any stockholder of the Company as to how such stockholder should vote with respect to the Transaction. Further, our opinion does not imply any conclusions as to the trading range of the IP Common Stock following the Transaction, nor are we making any recommendation to the Holders with respect to the advisability of disposing of or retaining IP Common Stock received in the Transaction.

         Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by the Holders in the Transaction is fair to such Holders from a financial point of view.

     Very truly yours,

     SBC WARBURG DILLON READ INC.       SBC WARBURG DILLON READ INC.

     By:  /S/ H.C. Bowen Smith          By:  /S/ David M. Dickson, Jr.
          --------------------               -------------------------
          H.C. Bowen Smith                   David M. Dickson, Jr.
          Managing Director                  Managing Director


                                                                     ANNEX D

                         DISSENTERS' APPRAISAL RIGHTS

     SECTION 1701.85  OHIO REVISED CODE

          (A)  (1)    A shareholder of a domestic corporation is
     entitle to relief as a dissenting shareholder in respect of the proposals described in section s 1701.74, 1701.76, and 1701.84 of the Revised Code, only in compliance with this section.

               (2) If the proposal must be submitted to the shareholders of the corporation involved, the dissenting shareholder shall be a record holder of the shares of the corporation as to which he seeks relief as of the date fixed for the determination of shareholders entitled to notice of a meeting of the shareholders at which the proposal is to be submitted, and such shares shall not have been voted in favor of the proposal. Not later than ten days after the date on which the vote on the proposal was taken at the meeting of the shareholders, the dissenting shareholder shall deliver to the corporation a written demand for payment to him of the fair cash value of the shares as to which he seeks relief, which demand shall state his address, the number and class of such shares, and the amount claimed by him as the fair cash value of the shares.

               (3) The dissenting shareholder entitled to relief under division (C) of section 1701.84 of the Revised Code in the case of a merger pursuant to section 1701.80 of the Revised Code and a dissenting shareholder entitled to relief under division
     (E) of section 1701.84 of the Revised Code in the case of a merger pursuant to section 1701.801 of the Revised Code shall be a record holder of the shares of the corporation as to which he seeks relief as of the date on which the agreement of merger was adopted by the directors of that corporation. Within twenty days after he has been sent the notice provided in section 1701.80 or 1701.801 of the Revised Code, the dissenting shareholder shall deliver to the corporation a written demand for payment with the same information as that provided for in division (A)(2) of this section.

               (4) In the case of a merger or consolidation, a demand served on the constituent corporation involved constitutes service on the surviving or the new entity, whether the demand is served before, on, or after the effective date of the merger or consolidation.

               (5) If the corporation sends to the dissenting shareholder, at the address specified in his demand, a request for the certificates representing the shares as to which he seeks relief, the dissenting shareholder, within fifteen days from the date of the sending of such request, shall deliver to the corporation, the certificates requested so that the corporation may forthwith endorse on them a legend to the effect that demand for the fair cash value of such shares has been made. The corporation promptly shall return such endorsed certificates to the dissenting shareholder. A dissenting shareholder's failure to deliver such certificates terminates his rights as a dissenting shareholder, at the option of the corporation, exercised by written notice sent to the dissenting shareholder within twenty days after the lapse of the fifteen-day period, unless a court for good cause shown otherwise directs. If shares represented by a certificate on which such a legend has been endorsed are transferred, each new certificate issued for them shall bear a similar legend, together with the name of the original dissenting holder of such shares. Upon receiving a demand for payment from a dissenting shareholder who is the record holder of uncertificated securities, the corporation shall make an appropriate notation of the demand for payment in its shareholder records. If uncertificated shares for which payment has been demanded are to be transferred, any new certificate issued for the shares shall bear the legend required for certificated securities as provided in this paragraph. A transferee of the shares so endorsed, or of uncertificated securities where such notation has been made, acquires only such rights in the corporation as the original dissenting holder of such shares had immediately after the service of a demand for payment of the fair cash value of the shares. A request under this paragraph by the corporation is not an admission by the corporation that the shareholder is entitled to relief under this section.

          (B) Unless the corporation and the dissenting shareholder have come to an agreement on the fair cash value per share of the shares as to which the dissenting shareholder seeks relief, the dissenting shareholder or the new entity, within three months after the service of the demand by the dissenting shareholder, may file a complaint in the court of common pleas of the county in which the principal office of the corporation that issued the shares is located or was located when the proposal was adopted by the shareholders of the corporation, or, if the proposal was not required to be submitted to the shareholders, was approved by the directors. Other dissenting shareholders, within that three-month period, may join as plaintiffs or may be joined as defendants in any such proceeding, and any two or more such proceedings may be consolidated. The complaint shall contain a brief statement of the facts, including the vote and the facts entitling the dissenting shareholder to the relief demanded. No answer to such a complaint is required. Upon the filing of such a complaint, the court, on motion of the petitioner, shall enter an order fixing a date for a hearing on the complaint and requiring that a copy of the complaint and a notice of the filing and of the date for hearing be given to the respondent or defendant in the manner in which summons is required to be served of substituted service is required to be made in other cases. On the day fixed for the hearing on the complaint or any adjournment of it, the court shall determine from the complaint and from such evidence as is submitted by either party whether the dissenting shareholder is entitled to be paid the fair cash value of any shares and, if so, the number and class of such shares. If the court finds that the dissenting shareholder is so entitled, the court may appoint one or more persons as appraisers to receive evidence and to recommend a decision on the amount of the fair cash value. The appraisers have such power and authority as is specified in the order of their appointment. The court thereupon shall make a finding as to the fair cash value of a share and shall render judgment against the corporation for the payment of it, with interest at such rate and from such date as the court considers equitable. The costs of the proceeding, including reasonable compensation to the appraisers to be fixed by the court, shall be assessed or apportioned as the court considers equitable. The proceeding is a special proceeding and final orders in it may be vacated, modified, or reversed on appeal pursuant to the Rules of Appellate Procedure and, to the extent not in conflict with those rules, Chapter 2505 of the Revised Code. If, during the pendency of any proceeding instituted under this section, a suit or proceeding is or has been instituted to enjoin or otherwise to prevent the carrying out of the action as to which the shareholder has dissented, the proceeding instituted under this section shall be stayed until the final determination of the other suit or proceeding. Unless any provision in division (D) of this section is applicable, the fair cash value of the shares that is agreed upon by the parties or fixed under this section shall be paid within thirty days after the date of final determination of such value under this division, the effective date of the amendment to the articles, or the consummation of the other action involved, whichever occurs last. Upon the occurrence of the last such event, payment shall be made immediately to a holder of uncertificated securities entitled to such payment. In the case of holder of shares represented by certificates, payment shall be made only upon and simultaneously with the surrender to the corporation of the certificates representing the shares for which the payment is made.

          (C) If the proposal was required to be submitted to the shareholders of the corporation, fair cash value as to those shareholders shall be determined as of the day prior to the day on which the vote by the shareholders was taken, and, in the case of a merger pursuant to section 1701.80 or 1701.801 of the Revised Code, fair cash value as to shareholders of a constituent subsidiary corporation shall be determined as of the day before the adoption of the agreement of merger by the directors of the particular subsidiary corporation. The fair cash value of a share for the purposes of this section is the amount that a willing seller who is under no compulsion to sell would be willing to accept and that a willing buyer who is under no compulsion to purchase would be willing to pay, but in no event shall the fair cash value of a share exceed the amount specified in the demand of the particular shareholder. In computing such fair cash value, any appreciation or depreciation in market value resulting from the proposal submitted to the directors or to the shareholders shall be excluded.

          (D)  (1)    The right and obligation of a dissenting
     shareholder to receive such fair cash value and to sell such shares as to which he seeks relief, and the right and obligation of the corporation to purchase such shares and to pay the fair cash value of them terminates if any of the following applies:

               (a) The dissenting shareholder has not complied with this section, unless the corporation by its directors waives such failure;

               (b) The corporation abandons the action involved or is finally enjoined or prevented from carrying it out, or the shareholders rescind their adoption, of the action involved;

               (c) The dissenting shareholder withdraws his demand, with the consent of the corporation by its directors;

               (d) The corporation and the dissenting shareholder have not come to an agreement as to the fair cash value per share, and neither the shareholder nor the corporation filed or joined in a complaint under division (B) of this section within the period provided in that division.

               (2) For purposes of division (D)(1) of this section, if the merger or consolidation has become effective and the surviving or new entity is not a corporation, action required to be taken by the directors of the corporation shall be taken by the general partners of a surviving or new partnership or the comparable representatives of any other surviving or new entity.

          (E) From the time of the dissenting shareholder's giving of the demand until either the termination of the rights and obligations arising from it or the purchase of the shares by the corporation, all other rights accruing from such shares, including voting and dividend or distribution rights, are suspended. If during the suspension, any dividend or distribution is paid in money upon Shares of such class or any dividend, distribution, or interest is paid in money upon any securities issued in extinguishment of or in substitution for such shares, an amount equal to the dividend, distribution, or interest which, except for the suspension, would have been payable upon such shares or securities, shall be paid to the holder of record as a credit upon the fair cash value of the shares. If the right to receive fair cash value is terminated other than by the purchase of the shares by the corporation, all rights of the holder shall be restored and all distributions which, except for the suspension, would have been made, shall be made to the holder of record of the shares at the time of termination.


                                    PART II
                  INFORMATION NOT REQUIRED IN THE PROSPECTUS

     ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

        Section 721 of the New York Business Corporation Law ("B.C.L.") provides that, in addition to indemnification provided in Article 7 of the B.C.L., a corporation may indemnify a director or officer by a provision contained in the certificate of incorporation or by-laws or by a duly authorized resolution of its shareholders or directors or by agreement provided that no indemnification may be made to or on behalf of any director or officer if a judgment or other final adjudication adverse to the director or officer establishes that his acts were committed in bad faith or were the result of active and deliberate dishonesty and material to the cause of action, or that such director or officer personally gained in fact a financial profit or other advantage to which he was not legally entitled.

        Section 722 (a) of the B.C.L. provides that a corporation may indemnify a director or officer made, or threatened to be made, a party to any action other than a derivative action, whether civil or criminal, against judgments, fines, amounts paid in settlement and reasonable expenses actually and necessarily incurred as a result of such action, if such director or officer acted, in good faith, for a purpose which he reasonable believed to be in, or not opposed to, the best interests of the corporation and, in criminal actions or proceedings, in addition, has no reasonable cause to believe that his conduct was unlawful.

        Section 722 (c) of the B.C.L. provides that a corporation may indemnify a director or officer, made, or threatened to be made, a party in a derivative action, against amounts paid in settlement and reasonable expenses actually and necessarily incurred by him in connection with the defense or settlement of such action or in connection with an appeal therein if such director or officer acted, in good faith, for a purpose which he reasonable believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification will be available under Section 722 (c) of the B.C.L. in respect of a threatened or pending action which is settled or otherwise disposed of or any claims as to which such director or officer shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action was brought, or, if no action was brought, any court of competent jurisdiction, determines, upon application, that, in view of all the circumstances of the case, the director or officer is fairly and reasonably entitled to indemnity for such portion of the settlement amount and expenses as the court deems proper.

        Section 723 of the B.C.L. specifies the manner in which payment of indemnification under Section 722 of the B.C.L. or indemnification permitted under Section 721 of the B.C.L. may be authorized by the corporation. It provides that indemnification may be authorized by the corporation. It provides that indemnification by a corporation is mandatory in any case in which the director or officer has been successful, whether on the merits or otherwise, in defending an action. In the event that the director or officer has not been successful or the action is settled, indemnification must be authorized by the appropriate corporate action as set forth in Section 723. Section 724 of the B.C.L. provides that, upon application by a director or officer, indemnification may be awarded by a court to the extent authorized under Section 722 and 723 of the B.C.L. Section 725 of the B.C.L. contains certain other miscellaneous provisions affecting the indemnification of directors and officers.

        Section 726 of the B.C.L. authorizes the purchase and maintenance of insurance to indemnify (1) a corporation for any obligation which it incurs as a result of the indemnification of directors and officers under the above sections, (2) directors and officers in instances in which they may be indemnified by a corporation under such sections, and (3) directors and officers in instances in which they may not otherwise be indemnified by a corporation under such sections, provided the contract of insurance covering such directors and officers provides, in a manner acceptable to the New York State Superintendent of Insurance, for a retention amount and for co-insurance.

        Article VII of the Restated Certificate of Incorporation of International Paper Company provides in part as follows:

           "Each Director of the Corporation shall be indemnified by the Corporation against expenses actually and necessarily incurred by him in connection with the defense of any action, suit or proceeding in which he is made a party by reason of his being or having been a Director of the Corporation, except in relation to matters as to which he shall be adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of his duties as such Director, provided that such right of indemnification shall not be deemed exclusive of any other rights to which a Director of the Corporation may be entitled, under any by-law, agreement, vote of stockholders or otherwise."

        Article IX of the By-laws, as amended, of the Company provides as follows:

           "The Corporation shall indemnify each Officer or Director who is made, or threatened to be made, a party to any action by reason of the fact that he or she is or was an Officer or Director of the Corporation, or is or was serving at the request of the Corporation in any capacity for the Corporation or any other enterprise, to the fullest extent permitted by applicable law. The Corporation may, so far as permitted by law, enter into an agreement to indemnify and advance expenses to any Officer or Director who is made, or threatened to be made, a party to any such action."

        The Company has purchased certain liability insurance for its officers and directors as permitted by Section 727 of the B.C.L. and has entered into indemnity agreements with its directors and certain officers providing indemnification in addition to that provided under the B.C.L., as permitted by Section 721 of the B.C.L.

     ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

        (a)    Exhibits. See Exhibit Index.

        (b)    Financial Statement Schedules. Not Applicable.


        (c) Report, Opinion or Appraisal. See Exhibits 5.1 and 8.1 in Exhibit Index.

     ITEM 22.  UNDERTAKINGS

        The undersigned Registrant hereby undertakes:

           (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

           (i)    To include any prospectus required by Section
                  10(a)(3) of the Securities Act;

           (ii) To reflect in the Proxy Statement/Prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

           (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

        provided, however, that paragraphs (1)(i) and (1)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant with or furnished to the Securities and Exchange Commission pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

           (2) That for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

           (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's Annual Report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 20, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

        The Registrant undertakes that every prospectus: (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offering therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

        The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.


                                  SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the Company has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Purchase, State of New York, on March 16, 1998.


                                        INTERNATIONAL PAPER COMPANY

                                        By:  /s/ JAMES W. GUEDRY
                                             -------------------
                                             James W. Guedry
                                             Vice President and Corporate
                                             Secretary




     Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

     SIGNATURE                         TITLE                            DATE


               *              Director and Chairman of the       March 16, 1998
     ---------------------    Board (Chief Executive Officer)
     John T. Dillon

               *              Executive Vice President and       March 16, 1998
     ---------------------    President and Director
     C. Wesley Smith

               *              Director                           March 16, 1998
     ---------------------
     Peter I. Bijur

               *              Director                           March 16, 1998
     ---------------------
     Willard C. Butcher

               *              Director                           March 16, 1998
     ---------------------
     Robert J. Eaton


               *              Director                           March 16, 1998
     ---------------------
     John A. Georges

               *              Director                           March 16, 1998
     ---------------------
     Thomas C. Graham

               *              Director                           March 16, 1998
     ---------------------
     John R. Kennedy
               *              Director                           March 16, 1998
     ---------------------
     Donald F. McHenry

               *              Director                           March 16, 1998
     ---------------------
     Patrick F. Noonan

               *              Director                           March 16, 1998
     ---------------------
     Jane C. Pfeiffer

               *              Director                           March 16, 1998
     ---------------------
     Edmund T. Pratt, Jr.

               *              Director                           March 16, 1998
     ---------------------
     Charles R. Shoemate

               *              Senior Vice President and          March 16, 1998
     ---------------------    Chief Financial Officer
     Marianne M. Parrs

               *              Vice President and Controller      March 16, 1998
     ---------------------    and Chief Accounting Officer
     Andrew R. Lessin

    *By /s/James W. Guedry
        ------------------
        James W. Guedry
        Attorney-in-fact



                                 EXHIBIT INDEX

     Exhibits required by Item 601 of Regulation S-K:

     EXHIBIT
     NUMBER                 EXHIBIT DESCRIPTION
     -------                -------------------

      2.1 Agreement and Plan of Merger, dated as of January 29, 1998, among International Paper Company, Wolverine
             Acquisition Corp. and The Weston Paper and Manufacturing Co., included as Annex A to the Proxy
             Statement/Prospectus included as part of this Registration Statement.

      3.1 Restated Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3(a) to the Registrant's Current Report on Form 8-K, filed November 30, 1990, File No. 1-3157).

      3.2 By-Laws of the Registrant as amended February 12, 1997 (incorporated by reference to Exhibit 99.1 to the Registrant's Current Report on Form 8-K, filed February 12, 1997 (File No. 1-3157)).

     *5.1 Opinion of Skadden, Arps, Slate, Meagher & Flom LLP as to the legality of the shares being issued (including consent).

     *8.1 Opinion of Keating, Muething & Klekamp, P.L.L. regarding the federal income tax consequences of the Merger
             (including consent).

     10.1 Stockholder Agreement, dated as of January 29, 1998, by and among International Paper Company and the shareholders set forth on the signature pages thereto, included as Annex B to the Proxy Statement/Prospectus included as part of this Registration Statement.


   **23.1 Consent of Arthur Andersen LLP relating to the audited financial statements of the Registrant.

   **23.2 Consent of Coopers & Lybrand L.L.P. relating to the audited financial statements of Weston.

    *23.3    Consent of Skadden, Arps, Slate, Meagher & Flom LLP
             (included in Exhibit 5.1).

    *23.4 Consent of Keating, Muething & Klekemp, P.L.L. (included in Exhibit 8.1).

    *24      Powers of Attorney.

   **99.1 Form of proxy card to be used in soliciting holders of The Weston Paper and Manufacturing Co. Common Stock.

     __________________

     *    Previously filed.

     **   Filed herewith.